UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A - Amendment No. 3

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

NAZZ PRODUCTIONS INC.

(Exact name of issuer as specified in its charter)

PENNSYLVANIA

(State or other jurisdiction of incorporation or organization)

214 Sullivan Street, Suite 2C, New York, New York 10012
(212) 475-6270

(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Nick Stagliano, 214 Sullivan Street, Suite 2C, New York, New York 10012
(212) 475-6270

(Name, address, including zip code, and telephone number, including area code, of agent for service)

7812

(Primary Standard Industrial Classification Code Number)

23-2600405

(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I – NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

a. the issuer's directors;

Nick Stagliano, Chairman, Chief Executive Officer and President
214 Sullivan Street, Suite 2C
New York, New York 10012
(212) 475-6270

Residential Address:
1931 Berkley Road
Norristown, PA 19403

Louis Digiaimo, Director
214 Sullivan Street – Suite 2C
New York, New York 10012
(212) 253-5510

Residential Address:
37 Lehigh Way
Oakland, NJ 07436

b. the issuer's officers;

Nick Stagliano, Chairman, Chief Executive Officer and President
214 Sullivan Street, Suite 2C
New York, New York 10012
(212) 475-6270

Residential Address:
1931 Berkley Road
Norristown, PA 19403

c. issuer's general partner;

Not Applicable.

d. record owners of 5 percent or more of any class of the issuer's securities;

As of this date, Nick Stagliano, Chairman, Chief Executive Officer and President of the Company, owns 50,000,000 shares of common stock of the Company (100% of the total issued and outstanding). In addition, Mr. Stagliano owns

100,000 shares of preferred stock of the Company (100% of the total issued and outstanding).

e. beneficial owners of 5 percent or more of any class of the issuer's securities;

Nick Stagliano (See Item 1(d) above).

f. promoters of the issuer;

Nick Stagliano (See Item 1(d) above).

g. affiliates of the issuer;

Nick Stagliano
Louis Digiaimo

h. counsel to the issuer with respect to the proposed offering;

Cohen & Czarnik LLP, 140 Broadway, 36th Floor, New York, New York 10005, Attention: Stephen J. Czarnik, Esq.

i. each underwriter with respect to the proposed offering;

There is no underwriter. Issuer is selling securities.

j. any underwriter's directors;

Not Applicable.

k. the underwriter's officers;

Not Applicable.

l. the underwriter's general partner's;

Not Applicable.

m. counsel to the underwriter;

Not Applicable.

ITEM 2. Application of Rule 262

a. State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

No persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

b. If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not Applicable.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its two last fiscal years.

Not Applicable.

ITEM 4. Jurisdictions in Which Securities are to be Offered

a. List the jurisdictions in which the securities are to be offered by underwriters, dealers or salespersons.

Issuer will market and sell the shares solely to investors known to the directors of the issuer (family, friends and colleagues). The Issuer will not use any advertising or written solicitation. The information that the Issuer will provide to Investors will be limited to a copy of this effective registration statement. It is anticipated that the Issuer will sell the securities within the State of Pennsylvania pursuant to an exemption from the state registration.

b. List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salespersons and state the method by which such securities are to be offered.

Issuer will market and sell the shares solely to investors known to the directors of the issuer (family, friends and colleagues). The Issuer will not use any advertising or written solicitation. The information that the Issuer will provide to Investors will be limited to a copy of this effective registration statement.

The issuer intends to rely upon exemptions pursuant to state law where the securities are offered. The issuer will, prior to any offer in a particular state, review such applicable state law to either register the offering in such state or rely upon an applicable exemption. It is intended that the issuer will sell securities initially, upon effectiveness of the registration within the State of Pennsylvania pursuant to an exemption provided under Pennsylvania laws.

Section 203.187 of the Pennsylvania Code provides a small issuer exemption for the sales of securities of an issuer formed pursuant to Pennsylvania laws whereby the transaction is exempt from state registration if, generally: (i) the issuer has not sold securities in or out of the Commonwealth to more than ten persons; and (iii) the issuer, in connection with offers made for the sale of securities under such section, has not made offers to sell securities to more than 90 persons in the Commonwealth in a period of 12 consecutive months; (iii) no public media advertisement is used or mass mailing is made in connection with the offers and sales under such section; and (iv) no cash or securities are given or paid, directly or indirectly, to a person as compensation in connection with a sale under such section.

ITEM 5. Unregistered Securities Issued or Sold within one year

a. As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year of the filing of this Form 1-A state:

(1) the name of such issuer;

Nazz Productions Inc.

(2) the title and amount of securities issued;

(a) 100,000 shares of preferred stock of the Company (the "Preferred Shares") issued to Mr. Stagliano, Chairman, Chief Executive Officer and President of the Company. Each issued and outstanding Preferred Share shall be entitled to the number of votes equal to the result of: (i) the number of shares of common stock of the Company (the "Common Shares") issued and outstanding at the time of such vote multiplied by 1.10; divided by (ii) the total number of Preferred Shares issued and outstanding at the time of such vote, at each meeting of shareholders of the Company with respect to any and all matters presented to the shareholders of the Company for their action or consideration, including the election of directors. Each Preferred Share shall automatically be converted into 250 shares of common stock of the Company at any time at the option of the Company. Except as provided by law, holders of Preferred Shares shall vote together with the holders of Common Shares as a single class.

(b) Note in favor of Pegasus Advisory Group, Inc. in the principal amount of $200,000 and bears interest at 2% per annum. The Note matures on October 10, 2008. Pursuant to an amendment to the Note dated January 2, 2007, at any time, Pegasus may convert, in whole or in part, the principal and accrued interest on the Note into shares of common stock of the Company based upon the conversion price of 0.05. In the event of default by the Company of the payment or conversion of the note, the interest rate increases to 12% per annum. The note also contains certain covenants of the Company including that the Company will not, without the prior written consent of Pegasus: (i) pay any dividend or distribution; (ii) repurchase any of the Company's securities; and (iii) sell, lease or otherwise dispose of any of the Company's assets. If the Company sells the maximum amount of common stock pursuant to this offering, the Company will use $200,000 of the proceeds to pay the Note to Pegasus in full.

(c) In 2005, the Company executed a Note in favor of the Otto Law Group of Seattle Washington. This Note was in an original principal amount of $150,000 with a maturity date of September 2006. In September 2006, the Company and Otto Law Group mutually agreed to cancel that Note and the Company executed a new Note in favor of the Otto Law Group with the same principal amount. In May 2007, the Company and Otto Law Group mutually agreed to cancel that Note and the Company executed a new Note in favor of the Otto Law Group in the principal amount of $162,389 (principal and accrued interest upt to the date of the new note). The note is convertible: (i) at the option of Otto into shares of common stock of the Company at a conversion price per share equal to 50% of the twenty day average closing bid and ask prices of the Company's common stock as of the conversion date; and (ii) at the option of the Company, at any time following an equity financing in which the Company sells equity securities and obtains gross cash proceeds in an amount not less than One Million Dollars ($1,000,000) at a conversion price per share equal to the lesser (y) the conversion price as set forth in (i); and (z) the price per share in the equity financing. This note is due in August 2008. The Company plans to negotiate with the Otto Law Group and convert the Note into shares of common stock of the Company.

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof; (4) the names and identities of the persons to whom the securities were issued.

On October 24, 2006, the Company issued a total of 100,000 shares of preferred stock for services rendered to the Company by Nick Stagliano in his capacity as the Chairman, Chief Executive Officer and President of the Company. The value of the services rendered was $1,000. The value of the 100,000 shares of preferred stock was determined by the board of directors including Mr. Stagliano, the purchaser of the preferred shares, without any independent valuation or other valuation analysis.

This transaction was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 by reason that: (i) no commissions were paid for the issuance of such security; (ii) the issuance of such security by the Company did not involve a "public offering"; (iii) the purchaser of security were sophisticated and accredited investors; (iv) the offering was not a "public offering" as defined in Section 4(2) due to the insubstantial number of persons involved in the such sales, size of the offering, manner of the offering and number of securities offered; and

(v) in addition, the purchaser had the necessary investment intent as required by Section 4(2) since each purchaser agreed to and received security bearing a legend stating that such security is restricted pursuant to Rule 144 of the 1933 Securities Act. (These restrictions ensure that this security would not be immediately redistributed into the market and therefore not be part of a "public offering".

On October 10, 2006, the Company issued a Note in favor of Pegasus Advisory Group, Inc. for services in the principal amount of $200,000 and bears interest at 2% per annum. The Note matures on October 10, 2008. Pursuant to an amendment to the Note dated January 2, 2007, at any time, Pegasus may convert, in whole or in part, the principal and accrued interest on the Note into shares of common stock of the Company based upon the conversion price of 0.05. The value of the services rendered was $200,000 and consisted of management consulting services including the identification of potential strategic alliances, joint venture partners, distributors and projects. In the event of default by the Company of the payment or conversion of the note, the interest rate increases to 12% per annum. The note also contains certain covenants of the Company including that the Company will not, without the prior written consent of Pegasus: (i) pay any dividend or distribution; (ii) repurchase any of the Company's securities; and (iii) sell, lease or otherwise dispose of any of the Company's assets.

This transaction was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 by reason that: (i) no commissions were paid for the issuance of such security; (ii) the issuance of such security by the Company did not involve a "public offering"; (iii) the purchaser of security were sophisticated and accredited investors; (iv) the offering was not a "public offering" as defined in Section 4(2) due to the insubstantial number of persons involved in the such sales, size of the offering, manner of the offering and number of securities offered; and (v) in addition, the purchaser had the necessary investment intent as required by Section 4(2) since each purchaser agreed to and received security bearing a legend stating that such security is restricted pursuant to Rule 144 of the 1933 Securities Act. (These restrictions ensure that this security would not be immediately redistributed into the market and therefore not be part of a "public offering".

In 2005, the Company executed a Note in favor of the Otto Law Group of Seattle Washington. This Note was in an original principal amount of $150,000 with a maturity date of September 2006. In September 2006, the Company and Otto Law Group mutually agreed to cancel that Note and the Company executed a new Note in favor of the Otto Law Group with the same principal amount. In May 2007, the Company and Otto Law Group mutually agreed to cancel that Note and the Company executed a new Note in favor of the Otto Law Group in the principal amount of $162,389 (principal and accrued interest upt to the date of the new note). The note is convertible: (i) at the option of Otto into shares of common stock of the Company at a conversion price per share equal to 50% of the twenty day average closing bid and ask prices of the Company's common stock as of the conversion date; and (ii) at the option of the Company, at any time following an equity financing in which the Company sells equity securities and obtains gross cash proceeds in an amount not less than One Million Dollars ($1,000,000) at a conversion price per share equal to the lesser (y) the conversion price as set forth in (i); and (z) the price per share in the equity financing. This note is due in August 2008. The Company plans to negotiate with the Otto Law Group and convert the Note into shares of common stock of the Company

This transaction was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 by reason that: (i) no commissions were paid for the issuance of such security; (ii) the issuance of such security by the Company did not involve a "public offering"; (iii) the purchaser of security were sophisticated and accredited investors; (iv) the offering was not a "public offering" as defined in Section 4(2) due to the insubstantial number of persons involved in the such sales, size of the offering, manner of the offering and number of securities offered; and (v) in addition, the purchaser had the necessary investment intent as required by Section 4(2) since each purchaser agreed to and received security bearing a legend stating that such security is restricted pursuant to Rule 144 of the 1933 Securities Act. (These restrictions ensure that this security would not be immediately redistributed into the market and therefore not be part of a "public offering".

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

Not Applicable.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

The transactions described above were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 by reason that: (i) no commissions were paid for the issuance of such security; (ii) the issuance of such security by the Company did not involve a "public offering"; (iii) the purchasers of each security were sophisticated and accredited investors; (iv) the offerings were not a "public offering" as defined in Section 4(2) due to the insubstantial number of persons involved in the such sales, size of the offering, manner of the offering and number of securities offered; and (v) in addition, each purchaser had the necessary investment intent as required by Section 4(2) since each purchaser agreed to and received security bearing a legend stating that such security is restricted pursuant to Rule 144 of the 1933 Securities Act. (These restrictions ensure that this security would not be immediately redistributed into the market and therefore not be part of a "public offering").

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

No. Not Applicable.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above, or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes;

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution:

Not Applicable.

(2) To stabilize the market for any of the securities to be offered.

Not Applicable.

(3) For withholding Commissions, or otherwise to hold each underwriter or dealer responsible for the distribution or its participation.

Not Applicable.

(4) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

Not Applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

Not Applicable. There are no experts named in the offering statement.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

Not Applicable. No such written documents or broadcast scripts were used prior to the filing of this notification.

PART II – OFFERING CIRCULAR

Item 1. Cover Page

(a) Name of Issuer; NAZZ PRODUCTIONS INC.

(b) The Mailing address of the issuer's principal executive office; 214 Sullivan Street, Suite 2C, New York, New York 10012; Telephone number: (212) 475-6270

(c) Date of Offering Circular; May 7, 2007.

(d) Description and amount of securities offered;
Common Stock: As of the date of this registration statement, there were 50,000,000 shares of Common Stock outstanding that were held of record. There will be a maximum of 61,000,000 shares of Common Stock outstanding after giving effect to the sale of the shares of Common Stock to the public offered hereby. The amount of securities being offered pursuant to this registration statement is 11,000,000 shares of common stock at a purchase price of $0.05 per share. The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefore. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock.

(e) The Statement required by Rule 253;
THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

(f) The Table(s) required by Item 2;

	Price to public	**Underwriting discount and commissions**	**Proceeds to issuer or other person***
Per Unit	$0.05	N/A	$550,000
Total Minimum Securities Offered	0		
Total Maximum Securities Offered	11,000,000		
Total	11,000,000	N/A	$550,000

*The Company will have certain expenses in connection with this offering including legal, printing and transfer agent fees. The Company anticipates that these expenses will not be greater than $55,000 which includes $50,000 in legal fees.

(g) The name of the underwriter(s); None

(h) Any materials required by the law of any state in which the securities are to be offered;
The issuer intends to rely upon exemptions pursuant to state law where the securities are offered. The issuer will, prior to any offer in a particular state, review such applicable state law to either register the offering in such state or rely upon an applicable exemption. It is intended that the issuer will sell securities initially, upon effectiveness of the registration within the State of Pennsylvania pursuant to an exemption provided under Pennsylvania laws.

(i) Material risks in connection with the purchase of securities;
See section entitled "Risk Factors"

(j) Approximate date of commencement of proposed sale to the public; June __, 2007 .This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable. The Offering will begin on the effective date of this Offering Circular and continue until the Company has sold all of the Shares offered hereby or such earlier date as the Company may close or terminate the Offering. The Offering shall remain open until September 15, 2007.
This offering is not contingent on a minimum number of shares to be sold and it is on a first come, first served basis. If subscriptions exceed 11,000,000 shares, all excess subscriptions will be promptly returned to subscribers (without interest) and without deduction for commissions or expenses.

TABLE OF CONTENTS

11. 24th Day Productions LLC Operating Agreement.	
12. Legal Opinion of Cohen & Czarnik LLP.	

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 129 pages.

Item 2. Distribution Spread

	Price to public	Underwriting discount and commissions	Proceeds to issuer or other person*
Per Unit	$0.05	N/A	$0.05
Total Minimum Securities Offered	0		
Total Maximum Securities Offered	11,000,000		
Total	11,000,000	N/A	$550,000

Item 3. Summary of Information, Risk Factors and Dilution

Summary

THE COMPANY:

Exact corporate name:	NAZZ PRODUCTIONS INC.
State and date of incorporation:	Pennsylvania, April 2, 1990
Street address of principal office:	214 Sullivan Street, Suite 2C, New York, New York 10012
Company Telephone Number:	(212) 475-6270
Fiscal year:	December

Person(s) to contact at Company with respect to offering: Nick Stagliano
Telephone Number (if different from above):

Nazz Productions, Inc. (the "Company" or "Nazz"), incorporated in the State of Pennsylvania, is a film production and entertainment company that not only produces, but also invests in, and distributes independent films, television programming, and related entertainment media content.

Nazz recently produced the film version of the play, *The 24th Day* starring James Marsden and Scott Speedman. The film had its World Premiere at the 2004 Tribeca Film Festival in New York City. After that, *The 24th Day* made its theatrical premiere in New York, prior to distribution throughout the country. Most recently, the film had its West Coast Premiere at Outfest in Los Angeles. After its theatrical run, the film was released through Universal Studios on home video. To date, the film has been invited to over 10 national and international film festivals, and has been sold to over 20 international territories. It has screened at Cannes, Milan and the AFM. As of December 31, 2006, *The 24th Day* had gross video sales of $804,593, with accountable gross net of returns, reserves and adjustments of $623,333. Accountable gross net of returns, reserves and adjustments is the amount reported to the producer from our domestic distributor Screen Media Films, after they have deducted the amount necessary for any returns of units shipped to retailers, reserves that they keep on hand to estimate future returns from retailers and any adjustments the distributor needs to make with their retailer for say discounted prices for the sale of used dvd's etc. Additionally, television gross receipts with respect to *The 24th Day* were $92,500. These sales are reported to the Company by Screen Media Films, who used their output deal with Universal Home Video to release the film. The Company is not responsible for these sales.

Nazz is currently producing other films and programming, and Nick Stagliano, Chairman, Chief Executive Officer and President of the Company is in addition, on behalf of the Company, directing the film dramas "Nebraska Fish and Game" and "Bulls Night Out".

In the near term, Nazz plans to produce and distribute films that are independent of major studios and marketed with smaller budgets than those used by major studios. Nazz intends to establish both national and international channels for distribution of films to both theaters and on television and to build an entertainment library. Management believes that distribution of films and programming previously unreleased or limited release will generate recurring revenues by distributing film directly, to retailers, to online buyers, and to television and supplement the further expansion of Nazz's originally produced films and programming.

The Company is a Pennsylvania corporation with corporate headquarters at 214 Sullivan Street, Suite 2C, New York, New York 10012.

A maximum of 11,000,000 common shares are being offered to the public at $0.05 per share. There is no minimum.

A maximum of $550,000 will be received from the offering. The insiders will hold 50,000,000 shares and 100,000 shares of preferred stock of the Company. This means that about 18% of the Company will be held by the public, assuming that all shares are sold in the offering. The Company does not have an underwriter.

Of the shares (the "Shares") of Common Stock, par value $0.0001 per share ("Common Stock"), of the Company offered hereby (the "Offering"), all shares are being offered by the Company and no shares are being offered by stockholders of the Company. The Company will receive all proceeds from the sale of shares of Common Stock, after expenses. Prior to this Offering, there has been no public market for the Common Stock.

Risk Factors

Risk factors relating to the Company and its Business:

High Risk Factors

The Securities offered hereby are highly speculative, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment.

Prospective investors should consider very carefully the following risk factors, as well as all of the other information set forth elsewhere in the prospectus.

The following factors, in addition to the other information contained in this Prospectus, should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and in "Business of the Company" as well as those discussed elsewhere in this Prospectus.

Offering on Best Efforts Basis: This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable. Thus, once your investment is accepted by the Company, the Company may use the funds and there is no assurance that any additional shares will be sold. You may lose your entire investment. If the Company does not raise sufficient funds, its business plans may need to be significantly revised and scaled down which would have a material adverse effect on the business of the Company.

History of Losses: As shown in the Company's financial statements accompanying its annual report, the Company incurred net losses of $312,070 during the year ended December 31, 2006. The Company does not expect to achieve profitability for the next several quarters, and there can be no assurance that it will be profitable thereafter, or that the Company will sustain any such profitability if achieved.

Need for Additional Capital: The Company plans an ambitious development program that may require the net proceeds from this Offering. If less than all of the Shares offered are sold, the Company may have to delay or modify its marketing plans and proceed on a much slower or smaller scale. There can be no assurance that any delay or modification of the Company's marketing plans would not adversely affect the Company's business, financial condition and results of operations. If additional funds are needed to produce and market its products and services, the Company may be required to seek additional financing. The Company may not be able to obtain such additional financing or, if obtained, such financing may not be on terms favorable to the Company or to the purchasers of the Shares.

There is the possibility that a very nominal number of shares will be sold in this offering. In that case the Company still intends to proceed with its plans but will obviously have to proceed on a much smaller scale and with a lower likelihood of success. The Company anticipates that it will incur substantial expenses prior, and subsequent to, initial release of films that the Company seeks to produce and distribute. The Company expects these initial expenses to result in significant operating losses as the costs of acquisition of film rights, production and distribution must be borne by the Company until the Company is able to generate adequate revenues from sales of the motion pictures, such revenues of which there can be no assurance. This could have a material adverse effect on the Company and you could lose your entire investment.

Dependence on Key Personnel: Nick Stagliano, Chairman, Chief Executive Officer and President of the Company, could fall victim to some kind of accident which would render him incapable of serving the Company. Mr. Stagliano owns 50,000,000 shares of common stock of the Company and 100,000 shares of preferred stock of the Company, and, prior to this offering, is the Company's only shareholder. The Company's success is substantially dependent upon one key person. The loss of the services of Mr. Stagliano would have a material adverse effect on the Company's business, financial condition or results of operations. The Company does not have an employment contract with and does not hold key-man life insurance and accident insurance policies on Mr. Stagliano. Even if it did, there is no assurance that Mr. Stagliano could be replaced by qualified personnel.

No employment agreement with Mr. Stagliano, Chief Executive Officer and President of the Company: The Company does not have an employment agreement with Mr. Stagliano. Although Mr. Stagliano is the Company Chief Executive Officer, President and owns 50,000,000 shares of common stock as well as 100,000 shares of preferred stock of the Company, there is no contractual obligation binding Mr. Stagliano to the Company and setting forth the terms of his employment with the Company (i.e., term, salary, benefits, and severance). Thus, Mr. Stagliano's employment with the Company is at will and he could resign at any time. In addition, Mr. Stagliano could increase his salary and benefits which could substantially reduce funds available for the growth of the Company. Thus, Mr. Stagliano is in an inherent conflict of interest with respect to any modifications to his salary and benefits. As a member of the board of directors of the Company, Mr. Stagliano, and each board member, is bound by a fiduciary duty to the Company and its shareholders and will abstain from any vote of the board where Mr. Stagliano has a conflict of interest. However, the board of directors consists of only two persons which, as a result of the abstention, leaves Mr. Digiaimo the sole determining person in connection with any of Mr. Stagliano's conflicted matters. The resignation of Mr. Stagliano or increases in his salary and benefits would have a material adverse effect on the Company.

Mr. Stagliano, Chief Executive Officer and President of the Company is also the controlling shareholder of the Company: Mr. Stagliano, Chief Executive Officer and President of the Company is also the controlling shareholder of the Company and he may vote his shares subject to his opinion and preference and without consideration of his role as officer and director of the Company and the fiduciary duties that such role entails. Thus in any vote of the shareholders, Mr. Stagliano may vote in his best interest and not in the best interest of the other shareholders. Thus, Mr. Stagliano controls vote of the Company and may not, at certain times, consider any investors (or shareholders) interests.

Risks of Motion Picture Production: The production of motion pictures involves substantial risk. The projected costs of film production are often difficult to calculate and may be increased by reasons or factors beyond the Company's control (including, among others, labor disputes, malfunction of equipment, illness or incapacity of key personnel, weather conditions) that require additional capital than initially projected in order to complete production. Local, regional and national and/ or international competition may further affect the availability of the means of production including, but not limited to, camera crews, sound technicians, visual effects technicians, studio availability, location availability and productions facilities. All funds allocated to a film project may be lost if production is ceased or abandoned and not adequately covered (or otherwise adequately insurable) by insurance. Completion bonds, while available to offset the general risks associated with non-completion through providing additional funds, may not be adequate to cover significant cost overruns. We cannot predict the effects of these factors with certainty, any of which factors could have a material adverse effect on our business, results of operations and financial condition.

Risks of Motion Picture Market Acceptance: The production of motion pictures involves substantial risk. Each motion picture or television program is an individual artistic work. Unpredictable audience reactions primarily determine commercial success. Generally, the popularity of motion pictures depends on many factors including the critical acclaim they receive, the format and channel of their initial release, the actors, the genre and specific subject matter. The commercial success further depends upon the quality and acceptance of motion pictures or programs that competitors release at or near the same time. We cannot predict the effects of these factors with certainty, any of which factors could have a material adverse effect on our business, results of operations and financial condition.

Risk of Motion Picture Distribution: The success of the Company's distribution activities depends, in part, on certain factors beyond the Company's control. Distribution success is dependant on obtaining favorable agreements for access to distribution channels, volatility of advertising costs, and technological and materials of production costs as well as overall demand in accordance with public tastes and availability of alternate forms of entertainment. Additionally, the success of a motion picture or television program in ancillary markets, such as home video and online sales, is often directly related to its performance in theaters or its television ratings and therefore poor box office results or poor television ratings may negatively affect future revenue streams.

The Company's Business Model is Untested and Acceptance Cannot be Guaranteed: At this stage, we cannot be certain that our projected films will be accepted in the marketplace. The Company's operating results are difficult to predict and may fluctuate substantially from quarter-to-quarter or year-to-year for a variety of reasons, many of which are beyond the Company's control. If the Company's actual revenue were to fall below our estimates or the expectations of market analysts or investors, our quarterly and annual results would be negatively impacted and the value of our stock could decline. As a result, period-to-period comparisons of our projected operating results may not be meaningful, and you should not rely on them as an indication of our future performance.

Lack of Agreements between the Company and its Management Regarding Intellectual Property: The Company currently does not have any agreements in place regarding its right to develop any particular screenplay or similar creative work except to the extent of a "first right of refusal" oral understanding with Mr. Stagliano, a director and executive officer of the Company, regarding the screenplays developed by him. The oral understanding between Mr. Stagliano and the Company is that with respect to any screenplay or other relevant creative work created by Mr. Stagliano, the Company shall have the first right to develop the creative work. Mr. Stagliano is responsible for exercising the "first right of refusal" for the Company. Thus, Mr. Stagliano is in an inherent conflict of interest with respect to the exercise of the right of first refusal. Mr. Stagliano could fail to exercise the Company's right of first refusal with respect to a creative work and enter into an agreement with another company with respect to the development of a lucrative project. Thus, the Company's management therefore has broad discretion regarding all current intellectual property interests, including screen plays previously developed or currently in development, and whether to develop such screenplays through the Company or through other entities, and as to the degree to invest in or develop such screen plays or similar creative works.

Uncertainty of Future Operating Results: The Company does not expect to achieve profitability for the next several quarters, and there can be no assurance that it will be profitable thereafter, or that the Company will sustain any such profitability if achieved.

Competition: Many of the Company's current and potential competitors may have longer operating histories and may have significantly greater financial, distribution, sales, marketing and other resources, as well as greater name recognition and a larger distribution base, than the Company. As a result, they may be able to devote greater resources to the development, promotion, sale and support of their productions than the Company. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures faced by the Company will not materially adversely affect its business, operating results or financial condition.

Control by Existing Stockholders: Immediately after the closing of this Offering, assuming that the maximum of securities offered hereby are sold, 82% of the outstanding Common Stock will be held by a director and executive officer of the Company, Mr. Stagliano. In addition, Mr. Stagliano owns 100,000 shares of preferred stock of the Company (100% of the issued and outstanding preferred stock of the Company). The 100,000 shares of preferred stock was issued to Mr. Stagliano for services rendered to the Company by Nick Stagliano. The value of the services rendered was $1,000. The value of the 100,000 shares of preferred stock was determined by the board of directors including Mr. Stagliano, the purchaser of the preferred shares, without any independent valuation or other valuation analysis. Pursuant to the terms of the preferred stock, the holders of the preferred stock control the majority of any vote of the shareholders of the Company. Thus, the present stockholder, Mr. Stagliano, will be able to control substantially all matters requiring approval by the stockholders of the Company, including the election of all directors and approval of significant corporate transactions. This could make it impossible for the public stockholders to influence the affairs of the Company.

Intellectual Piracy of Motion Pictures, Including Digital and Internet Piracy, May Reduce Projected Revenue of Our Films: Motion picture piracy is extensive internationally and, as motion pictures increasingly digitally distributed via the internet and online services, becoming more prevalent in the U.S. As a result, users can download and distribute unauthorized copies of copyrighted motion pictures over the internet. As long as pirated content is available, many consumers may choose to download pirated motion pictures rather than pay for motion pictures. Piracy of films may adversely impact the gross receipts received from the exploitation of our films, which could have a material adverse effect on our business, results of operations or financial condition.

Demand Obligations of the Company: Nick Stagliano, Chairman, Chief Executive Officer and President of the Company, has extended approximately $85,000 in loans to the Company pursuant to demand obligations. The loans are the result of monies advanced to the Company to pay for expenses of the Company. There are no preliminary agreements or understandings with respect to loans or advances to the Company from Mr. Stagliano. The Company may use some of the proceeds to pay the loan to Mr. Stagliano. Mr. Stagliano has orally agreed that no more than one half of the loan ($42,500) will be paid from the proceeds of this offering. A demand of payment of the loans by Mr. Stagliano would have a material adverse effect on the Company and could result in the loss of your entire investment.

General Economic and Market Conditions: The Company's operations may in the future experience substantial fluctuations from period to period as a consequence of general economic conditions affecting consumer entertainment spending. Therefore, any economic downturns in general would have a material adverse effect on the Company's business, operating results and financial condition.

Non-Reporting Issuer: Following the Offering, the Company may be considered a "non-reporting" issuer whose securities are not listed or subject to regulation under the Securities Exchange Act of 1934, depending on how many securities are sold and to how many investors. The vast majority of broker-dealers generally do not engage in the sale or trading of securities of a "non-reporting" issuer as this may create additional risks for broker-dealers in the event that current accurate information regarding the Company is available to the public. The Company has no current plans to voluntarily become a reporting Company pursuant to the Securities Exchange Act of 1934. In addition, further limitations upon the development of a trading market are likely by virtue of regulations under Rule 15c2-11 of the 1934 Act which require that before broker-dealers can make a market in the Company's securities and thereafter as they continue making the market, the Company must provide these broker-dealers with current information about the Company. Generally, pursuant to Rule 15c2-11 of the 1934 Act, an issuer must provide current, accurate information of the Company available to the public. In view of the absence of an underwriter, the relatively small size of the Offering and the duration of the Offering and the nature of the Company as a "non-reporting" issuer, it is possible that a regular trading market will not develop in the near term, if at all, or that if developed it will be sustained. Accordingly, an investment in the Company's Common Stock should be considered highly illiquid. The Company presently has formulated limited specific plans to distribute current information to broker-dealers including seeking a broker-dealer to file Form 211 with NASD on behalf of the Company. Form 211 pursuant to Rule 15C-211 is filed by broker-dealers (subject to approval by NASD) with respect to companies wherein current, accurate information of such company is set forth in detail. If a Form 211 is approved by the NASD, a stock symbol with respect to the Company will be issued and the common stock of the Company may commence trading on the pinksheets electronic quotation system. In such event, the Company plans to provide current, accurate information of the Company available to the public (including broker-dealers) by means of posting such information including current financial information of the Company on www.pinksheets.com. Failure by the Company to provide current, accurate information of the Company available to the public may, if the common stock of the Company is trading in a public market, result in the de-listing of the Company's common stock from the pink sheet electronic quotation system and the lose of a public market for its common stock. Of course, there is no assurance that a Form 211 will get filed or approved and thus a public market may never develop with respect to the common stock of the Company.

No State Registration: The Company has not as yet registered for sale in any state. The Company can undertake no assurance that state laws are not violated through the further sale of its securities. The issuer intends to register its shares for sale in those states in which there are indications of sufficient interest. So far, no shares have been offered and therefore there have been no indications of interest from any state. Any failure to properly register or qualify for an exemption from any state where the Company's securities are sold could result in the imposition of fines, penalties as well as requiring the Company to offer a right of rescission to investors or its securities in states where such failure has occurred.

Arbitrary Offering Price of the Company's Securities: Prior to this offering, there has been no public market for the securities of the Company. The initial offering price of the Shares has been determined by arbitrarily, with no consideration being given to the current status of the Company's business, the value of its properties, its financial condition, its present and prospective operations, the general status of the securities market and the market conditions for new offerings of securities. The initial offering price bears no relationship to the assets, net worth, book value, recent sales, price of shares issued to principal shareholders or any other ordinary criteria of value.

No Dividends: No dividends have been paid on the Common Stock of the Company. The Company does not intend to pay cash dividends on its Common Stock in the foreseeable future, and anticipates that profits, if any, received from operations will be devoted to the Company's future operations. Any decision to pay dividends will depend upon the Company's profitability at the time, cash available therefore and other relevant factors.

No Prior Trading Market for Common Stock; Potential Volatility of Stock Price: Prior to this Offering, there has been no public market for the Common Stock of the Company, and there can be no assurance that an active trading market will develop or be sustained after this Offering. The initial public offering price will be determined arbitrarily and may not be indicative of the market price of the Common Stock after this Offering. The market price of the shares of Common Stock is likely to be highly volatile and may be significantly affected by factors such as actual or anticipated fluctuations in the Company's operating results, announcements of new products or new contracts by the Company or its competitors, developments with respect to copyrights or proprietary rights, adoption of new accounting standards affecting the film industry, general market conditions and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market price for the common stocks of film and entertainment companies. These types of broad market fluctuations may adversely affect the market price of the Company's Common Stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been initiated against such companies. Such litigation could result in substantial costs and a diversion of management's attention and resources which could have a material adverse effect upon the Company's business, operating results or financial condition. In the event of volatility of the stock price of the Company's common stock , your may lose all or substantially all of your investment in the Company.

Shares Eligible for Future Sale: The availability for sale of certain shares of Common Stock held by existing shareholders of the Company after this offering could adversely affect the market price of the Common Stock. Of the maximum of 61,000,000 shares of Common Stock to be outstanding following this offering, 50,000,000 shares were issued to the Company's existing shareholder in private transactions in reliance upon exemptions from registration under the Act and are, therefore, "restricted securities" under the Act, which may not be sold publicly unless the shares are registered under the Act or are sold under Rules 144 or 144A of the Act after expiration of applicable holding periods. Sales of substantial amounts of the Company's currently outstanding shares could adversely affect prevailing market prices of the Company's securities and the Company's ability to raise additional capital by occurring at a time when it would be advantageous for the Company to sell securities. Nick Stagliano, our Chairman, Chief Executive Officer and President, owns 50,000,000 shares of common stock of the Company. Mr. Stagliano is an "affiliate" and is subject to additional sales limitations pursuant to Rule 144. Mr. Stagliano may not sell any shares pursuant to Rule 144 because he is an affiliate and current, accurate information regarding the Company is not available to the public.

Underwriters' Influence on the Market: The Company does not at present have an underwriter and no underwriters have advised the Company that they intend to make a market in the Common Stock after the offering or otherwise to effect transactions in the Common Stock. The Company is presently seeking a broker-dealer to file Form 211 with NASD on behalf of the Company. Form 211 pursuant to Rule 15C-211 is filed by broker-dealers (subject to approval by NASD) with respect to companies wherein current, accurate information of such company is set forth in detail. If a Form 211 is approved by the NASD, a stock symbol with respect to the Company will be issued and the common stock of the Company may commence trading on the pinksheets electronic quotation system. In such event, the broker-dealer will act as the market maker for the common stock of the Company. Such market-making activity may terminate at any time. If no broker-dealers act as a market maker of the Company's common stock, the common stock of the Company may be delisted from the pink sheet electronic quotation system and the public market for its common stock will cease.

Risk of Low-Priced Securities: The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share. The common stock of the Company is a "penny stock" for purposes of the Securities and Exchange Commission regulations. The securities may become subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of purchasers in this offering to sell the Common Stock offered hereby in the secondary market.

Dilution

As of December 31, 2006, the Company had a net pro forma net tangible book value of ($635,683), or approximately $(0.013) per share of Common Stock. "Net tangible book value" represents the amount of tangible assets less total liabilities. Without taking into account any other changes in the net tangible book value after December 31, 2006, other than to give effect to the receipt by the Company of the net proceeds from the sale of the shares of Common Stock offered by the Company hereby at an assumed initial offering price of $0.05 per share, including deducting discounts and estimated offering expenses, the pro forma net tangible book value of the Company as of December 31, 2006 would have been ($135,683), or ($0.002) per share. This represents an immediate increase in net tangible book value of $ 0.011 per share to existing stockholders and an immediate dilution in net tangible book value of $ 0.054 per share to purchasers of Common Stock in the Offering. Investors participating in this Offering will incur immediate, substantial dilution.

In 1990, Mr. Stagliano, Chairman, Chief Executive Officer and President of the Company, paid $100.00 for 50,000,000 shares of common stock of the Company or $0.000002 per share. Investors participating in this Offering will pay $0.05 per share; an increase of 40.049998 per share from the price per share paid by Mr. Stagliano in 1990.

The following table illustrates the effect of dilution in the event that all the shares in the Offering are sold. In the event that less than the maximum Offering is sold, an investor's dilution will increase, approaching a limit of $0.060 per share.

IF MAXIMUM OFFERING SOLD

Net Tangible Book Value Pre-Offering	(635,683)
Increase in Equity Net of Offering Expenses	450,000
Net Tangible Book Value Post-Offering (Net of Expenses)	(185,683)
Net Tangible Per Share Book Value Pre-Offering	(0.013)
Net Tangible Per Share Book Value Post-Offering Net of Offering Expenses	(0.003)
Increase In Net Tangible Per Share Book Value Attributed to Investment from Offering	0.010
Immediate Dilution From Offering Price Absorbed By Purchasers of Offering	0.053

IF ONLY ONE SHARE OF OFFERING SOLD

Net Tangible Book Value Pre-Offering	(635,683)
Increase in Equity Net of Offering Expenses	(5,000)
Net Tangible Book Value Post-Offering (Net of Expenses)	(640,683)
Net Tangible Per Share Book Value Pre-Offering	(0.013)
Net Tangible Per Share Book Value Post-Offering Net of Offering Expenses	(0.013)
Decrease In Net Tangible Per Share Book Value Attributed to Investment from Offering	(0.0001)
Immediate Dilution From Offering Price Absorbed By Purchasers of Offering	0.063

Item 4. Plan of Distribution

The Company and its directors and officers, Nick Stagliano and Louis Digiaimo, will attempt to place the shares offered herein at a price of $0.05 per share through personal contact with potential investors. The only written materials that will be used in connection with the solicitation of potential investors will be this Form 1A. No commissions will be paid. Directors, officers and affiliates of the Company will not be allowed to purchase shares of Common Stock pursuant to this Offering.

The Company and its directors and officers, Nick Stagliano and Louis Digiaimo, will rely on the safe harbor from registration as a broker dealer provided by Rule 3a4-1 of the Securities Exchange Act of 1934, as amended (the "Act"). Neither Mr. Stagliano nor Mr. DiGiaimo are: (i) subject to statutory disqualification (as that term is defined in section 3(a)(39) of the Act; (ii) compensated in connection with their participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and (iii) not an associated person of a broker or dealer. In addition, each of Mr. Stagliano and Mr. Digiaimo: (i) primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of the Company otherwise than in connection with transactions in securities; (ii) was not a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months; and (iii) will not participate in selling an offering of securities for any issuer of securities more than once every 12 months.

This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

The Offering will begin on the effective date of this Offering Circular and continue until the Company has sold all of the Shares offered hereby or such earlier date as the Company may close or terminate the Offering. The termination date for the Offering is four months following the effective date of this prospectus.

This offering is not contingent on a minimum number of shares to be sold and it is on a first come, first served basis. If subscriptions exceed 11,000,000 shares, all excess subscriptions will be promptly returned to subscribers (without interest) and without deduction for commissions or expenses.

The Company has not as yet registered for sale in any state. The Company can undertake no assurance that state laws are not violated through the resale of its securities. The issuer intends to register (or qualify for an exemption from registration) its shares for sale in those states in which there are indications of sufficient interest, after consulting the blue sky laws of the states in which there is an interest. So far, no shares have been offered and therefore there have been no indications of interest from any state.

Item 5. Use of Proceeds

Use of Proceeds

Because there is no minimum to this offering, the possibility exists that almost no shares will be sold and almost no proceeds will be received by the Company. If that occurs, the Company will continue its development of its business plans but the implementation of these plans will likely be substantially delayed due to a lack of funds.

The net proceeds to the Company from the sale of the shares of Common Stock to be sold by the Company in this Offering are estimated to be $550,000, before deducting any discounts, commissions and offering expenses payable by the Company and assuming that the maximum number of shares are sold.

The allocation of the proceeds shown in the table is based on the Company's present operating plan and its estimates of many factors, including general economic and industry conditions and the Company's future revenues and expenditures. If these factors change or actual circumstances differ from those estimated or expected, the Company may use portions of the proceeds for other purposes. For example if production costs rise during the production of our film projects, the Company would have to allocate more funds than set forth herein to such production costs. This would decrease working capital as well as funds that would other wise be available for other projected expenditures.

DESCRIPTION	AMOUNT	PERCENTAGE
Working Capital	$50,000	9.1%
Debt to Affiliate Repayment	$42,500	7.7%
Third Party Debt Repayment	$200,000	36.4%
Research and Development	$25,000	4.6%
Intellectual Property Maintenance	$7,500	1.4%
Production	$150,000	27.3%
Prints & Advertising	$12,500	2.3%
Publicity	$12,500	2.3%
Professional Fees	$50,000	9.1%
Total Use of Proceeds*	$550,000	100.0%

1. Working Capital. The Company plans to expand its participation in the production of independent films. Working Capital will support the administration and management of film production and distribution. In addition, funds for working capital may be used to pay the office rent of the Company. The Company leases office space from Mr. Digiaimo, a member of the board of directors of the Company, on a month to month basis for $400 per month.

2. Debt to Affiliate Repayment. The entire amount of the debt is due to Mr. Stagliano. The Company may use some of the proceeds to pay the loan to Mr. Stagliano. Mr. Stagliano has orally agreed that no more than one half of the loan ($42,500) will be paid from the proceeds of this offering. The Company will in no event use the proceeds of this Offering to repay the loan owed to Mr. Stagliano or any other amounts to Mr. Stagliano (including but not limited to salary (accrued or otherwise) in excess of $42,500.

3. Third Party Debt Repayment. The Company will use $200,000 of the proceeds to pay debt owed to a non-affiliate, Pegasus Advisory Group. On October 10, 2006 the Company issued a Note for services to Pegasus Advisory Group, Inc. The Note is in the principal amount of $200,000 and bears interest at 2% per annum. The Note matures on October 10, 2008. At any time, Pegasus may convert, in whole or in part, the principal and accrued interest on the Note into shares of common stock of the Company based upon the conversion price of 0.05. In the event of default by the Company of the payment or conversion of the note, the

interest rate increases to 12% per annum. The note also contains certain covenants of the Company including that the Company will not, without the prior written consent of Pegasus: (i) pay any dividend or distribution; (ii) repurchase any of the Company's securities; and (iii) sell, lease or otherwise dispose of any of the Company's assets.

4. Research and Development. The Company plans to expand its search for independent films and intellectual property that can be developed into such films for the purposes of investment and future productions.

5. Intellectual Property Maintenance. The Company will reserve funds to maintain production rights and/license fees.

6. Production. In the near term, the Company will expand its participation in the direct production of independent films.

7. Prints & Advertising. Prints and Advertising includes, among other activities costs of reproducing and submitting films to parties interested in displaying the films and of advertising for such films.

8. Publicity. The Company will seek to actively promote the Company and its films both within the industry and directly to the public.

9. Professional Fees. The Company anticipates incurring legal and accounting and financing fees to complete the Offering. Additionally, the Company anticipates incurring additional fees to consultants who will assist the Company in its operational and financial endeavors. As of the date of this offering statement, the Company had one employee, Nick Stagliano, Chairman, Chief Executive Officer and President of the Company. The Company anticipates it will have 1-5 employees within the next 12 months. Of these employees, management of the Company anticipates that 1 will be clerical, 1 will be administrative and the remainder will handle acquisition and development duties. Management has currently estimated approximately $25,000 - $50,000 budgeted for employees on an as needed basis as the company continues to expand. Management does not expect to incur any recruiting expenses in this regard.

The foregoing description represents the Company's best estimate of its allocation of the net proceeds of this Offering based on the Company's current plans and estimates regarding its anticipated expenditures. Actual expenditures to be made in connection with a developing business cannot be predicted with any degree of certainty and will only vary provided that we have disclosed the possibility of such variances herein; provided, however, that in no event will the Company use the proceeds of this Offering to repay the loan owed to Mr. Stagliano or any other amounts to Mr. Stagliano (including but not limited to salary (accrued or otherwise) in excess of $42,500.

The Company has operated for a number of years on little capitalization and with minimal revenues. The Company's ability to sustain it's operations, based on historical precedent, is not dependent upon the proceeds of the Offering and, as such, the proceeds will be sufficient to sustain and, in fact, grow, the Company over the following 12 months. The Company's current cash balance is $4,447 and current liabilities of $440,130 as of December 31, 2006, which will be sufficient to maintain the Company for three months, assuming that no funds are raised in the Offering and the Company does not execute its current business plans as set forth herein.

The Company would anticipate reallocating its resources from the current plan in the event that only a portion of the offering amount is secured. In the event that only 75% ($412,500) is raised, the Company plans to maintain the use of proceeds in the same percentage allocation as represented in the above chart (including the repayment of the loan (or any other amounts) to Mr. Stagliano). In the event that only 50% ($275,000) is raised, the Company also plans to maintain the use of proceeds in the same percentage allocation as represented in the above chart (including the repayment of the loan (or any other amounts) to Mr. Stagliano).

In the event that only 25% ($137,500) is raised, the Company intends to allocate those funds in the following way: 50% ($68,750) for production, 20% ($27,500) for working capital, 20% ($27,500) for professional fees, 5% ($6,875) for research and development and 5% ($6,875) for publicity and no funds will be used for the repayments of the loan (or any other amounts) to Mr. Stagliano or the repayment of the debt to Pegasus Advisory Group.

The allocation of the proceeds (in the event that only 25% ($137,500) is raised by the Offering) shown in the table is based on the Company's present operating plan and its estimates of many factors, including general economic and industry conditions and the Company's future revenues and expenditures.

DESCRIPTION	AMOUNT	PERCENTAGE
Working Capital	$27,500	20%
Research and Development	$6,875	5%
Production	$68,750	50%
Publicity	$6,875	5%
Professional Fees	$27,500	20%
Total Use of Proceeds*	$137,500	100.0%

Salaries of Officers: The Company's officer, Nick Stagliano, has received no salary until 2006. For the 2006 year, Mr. Stagliano receives a salary of $5,000 per month; however, all of this salary has been accrued to date and not paid to Mr. Stagliano ($60,000 accrued salary). The Company will continue to accrue and not to pay any salaries to the officers and directors until it starts receiving revenues other than proceeds from this offering.

The proceeds from this offering will satisfy the Company's cash requirements for the next 12 months provided that the maximum is received. If less than the maximum is received, the Company may seek additional capital financing. In addition, the Company may have to negotiate with Pegasus Advisory Group with respect to the repayment of the note as the note is due in full in October 2008. In the event that the maximum amount is received by the Company, the Company may seek additional financing in order to execute its business plans. The availability of such financing is uncertain.

Dividend Policy: The Company has never declared or paid any cash dividends on its capital stock and does not expect to do so in the foreseeable future. The Company anticipates that all future earnings, if any, generated from operations will be retained by the Company to develop and expand its business. Any future determination with respect to the payment of dividends will be at the discretion of the Board of Directors and will depend upon, among other things, the Company's operating results, financial condition and capital requirements, the terms of then-existing indebtedness, general business conditions and such other factors as the Board of Directors deems relevant.

Item 6. Description of the Business

Nazz Productions, Inc. (the "Company" or "Nazz"), incorporated in the State of Pennsylvania, is a film production and entertainment company that not only produces, but also invests in, and distributes independent films, television programming, and related entertainment media content.

During the years of 2002-03, the Company produced the feature film version of the play, *The 24th Day* starring James Marsden and Scott Speedman for Nazz. The film had its World Premiere at the 2004 Tribeca Film Festival in New York City. After that, the film made its theatrical premiere in New York before moving out throughout the country where it was held over for 4 weeks in Dallas. Thereafter, the film had its West Coast Premiere at the prestigious Outfest in Los Angeles. After its theatrical run, the film was released through Universal Studios on home video in the Fall of 2004. To date, the film has been invited to over 10 festivals throughout the world, and has sold to over 20 international territories. It has screened at Cannes, Milan and the AFM.

The film, *The 24th Day,* took approximately 9 months to produce from pre-production in January 2002 through post-production in September 2002. The company invested $5,200 for 1 Class B ownership interest of the 24th Day LLC, as well as received $12,500 for the services of Nick Stagliano as the Producer of the film. Nazz owns 12.5% Class A ownership interest in the 24th Day LLC as co-manager, as well as the aforementioned 1% Class B member interest for its $5,200 investment. To date, the LLC is not profitable and has no on-going projects, as its sole purpose was for the creation of the one motion picture "The 24th Day." The LLC is manager managed. Mr. Stagliano as an individual owns no ownership interest in the LLC. The Company continues to spend a minimal amount of time on the film with regards to collecting revenue, paying taxes and all necessary standard maintenance.

In addition, from 2002 to the present, the Company has been engaged in co-producing and directing the cop thriller "Bulls' Night Out" with Lou Digiaimo, Jr. and Nazz will receive fees for the services of Nick Stagliano as writer, director and co-producer. Future agreements involving the company may be similarly structured as this agreement, which is included as an exhibit to this document, wherein the company is engaged by a third party for the film related services it will provide on that specific project.

During the past year (2006), the Company has been engaged in the drafting of the screenplay "The Need" – written by Nick Stagliano, director and officer of the Company as well as completed writing the story outline for "Heart of Marble" also written by Nick Stagliano. The Company currently does not have any written agreements in place regarding its right to develop these screenplays except to the extent of a "first right of refusal" oral understanding with Mr. Stagliano, a director and executive officer of the Company, regarding the screenplays developed by him. The oral understanding between Mr. Stagliano and the Company is that with respect to any screenplay or other relevant creative work created by Mr. Stagliano, the Company shall have the first right to develop the creative work. Mr. Stagliano is responsible for exercising the "first right of refusal" for the Company.

From 2004 to the present, the Company has also been engaged in producing and directing the drama "Nebraska Fish and Game".

Specifically in the Company's and management's past experience, the producer acquires the rights to an original screenplay. After receiving an acceptable screenplay the producer "develops the script", which primarily includes assembling the director and the principal actors, preparing the budget and raising of financing for the proposed film. These costs are specific to each film and have ranged from approximately $1,000 - $2,500 for *The Florentine* and *The 24th Day.*

The methods used by producers to secure production financing vary from project to project, including capital provided by publicly or privately raised pools of investment capital or money provided by "majors" or "mini-majors" or from banks that specifically seek to participate in film financing. In the instance of *The 24th Day*, the director of the film approached the Company to produce the film, and raised the production capital through private investors. The Company does not hold the copyright to this film and as previously discussed holds a 1% Class B member interest in the 24th Day LLC, which owns the copyright, as well as a 12.5% Class A co-manager interest in the LLC for its services as producer of the film. An alternate method of feature film financing involves the pre-sale by the producer of certain or all of the films ancillary rights which could include domestic and foreign theatrical rights, domestic cable television, network television, syndicated television and DVD/video cassette. In the instance of *The Florentine*, the Company was able to secure production financing through a production guarantee for the worldwide rights to license the film through the sales company Initial Entertainment Group. Costs incurred by the Company to develop the project to this point were approximately $25,000 which was ultimately repaid from the production budget. The Company does not own the copyright to this film, which is owned by the financier

Initial Entertainment Group but does maintain an 8% interest in the film for its services as producer. To date, that film has not been profitable, nor does the company expect that it will ever see any additional revenue from its interest in the film.

Regarding upcoming projects, the company owns the copyright to its most developed film project "Nebraska Fish and Game" and this is discussed more fully elsewhere in this offering. On "Bulls' Night Out" the company has been hired by Lou Digiaimo Jr. for specific services more fully explained in the deal memo exhibit contained later in the Exhibits section of this offering. For the various services of Nick Stagliano as co-producer, director and co-writer of that project, the Company will retain 45% of the net profits, if any, of that specific film. The Company will not own the copyright of that film.

Once financing is complete, the film enters the 'pre-production' phase, which lasts anywhere from six to twelve weeks during which time locations are secured, casting comes to completion and the shooting schedule drawn. 'Principal photography' follows, spanning four to ten weeks, during which time the actual shooting of the film occurs. The 'post-production' stage follows, which often spans several months. During post-production the film is edited and music and sound effects are added resulting in a film negative from which prints are made for release by distributors to theaters.

In the near term, Nazz plans to produce and distribute films that are independent of major studios and marketed with smaller budgets than those used by major studios. Nazz intends to establish both national and international channels for distribution of films to both theaters and on television and to build an entertainment library. Management believes that distribution of films and programming previously unreleased or limited release will generate recurring revenues by distributing film directly to retailers, to online buyers, and to television and supplement the further expansion of Nazz Inc.'s originally produced films and programming.

Current Focus of Business

The Company intends to establish both national and international channels for distribution of films to both theaters and on television in several ways. First, it intends to attend some of the yearly film and television sales and awards markets such as The American Film Market, The Berlin Film Festival, Cannes, Tribeca Film Festival, Toronto and Sundance. By doing this the Company will make new contacts to domestic and international distributors as well as to maintain the already existing relationships it has with several of these companies. Secondly, it intends to contact all applicable sales and distribution companies on a project-by-project basis as each film project warrants by directly calling, visiting and electronically updating these companies as each project progresses.

The Company intends to build an entertainment library of its various projects by, whenever possible, maintaining the copyright to its film and other entertainment related properties. In this way, the Company can continue to license its product in perpetuity to collect additional revenue as soon as each license agreement with existing distributors expires.

As an additional revenue source, the Company plans to acquire additional films to sell to the marketplace whenever the opportunity presents itself. One way to find additional films either already finished or in various stages of production is to attend the worldwide film markets such as Berlin, Cannes, Toronto, Sundance, Tribeca and The American Film Market and seek out other producers with material that is in need of additional funding to close a deal, or who has a finished film which needs representation to distributors. Additionally, the Company intends to make this section of the company known on its website and through word of mouth advertising with various film professionals (agents, other producers, managers and entertainment attorneys).

Once a specific film project is targeted, the Company will then attempt to acquire that project through arms length negotiation with the project's producer or authorized representative. Management will evaluate each project based on its quality of production, name talent (actors, directors etc.) involved, as well as subject matter to determine if it perceives a legitimate source of additional revenue for the Company. As of this date, the Company has not engaged in this type of business.

Key components of our business will be developed to include:

Production

The Company intends to produce approximately 2 films in the next 18 months and is prepared to do so based on the current offering size as well as current financial condition. While the target budget range for films is in the \$500,000 - \$2,000,000 range, the Company has the experience and ability to produce films for less money if necessary based on new technology such as digital video production, as well as developing scripts which are pre-determined to allow for production on a lesser level, such as by limiting the amount of characters, thus reducing the number of paid actors, as well as limiting the locations and scope of production to the specific budgets.

We intend to focus on producing artistic films that emphasize complex story-lines and character development while curtailing overall production costs associated with feature film cinematography. This approach to film production, enables us to produce compelling, commercially viable films. We will seek to distribute these films to theatrical and ancillary markets both domestically and internationally. Production budgets for similarly situated films in the industry, including those previously produced by Nick Stagliano, Chairman, Chief Executive Officer and President of the Company, "The 24th Day" and "The Florentine", have generally ranged between \$500,000 and \$2 million.

Additionally, the Company plans to limit the use of company funds in any one movie to as little as 10%-25% of the films' budget. The Company plans to raise funding that is film specific usually through the formation of separate limited liability company's for each film and will provide such funding as an LLC ownership interest (similar to the 24th

Day LLC structure wherein the Company will provide management to the LLC as well as own a percentage interest as determined on a project by project basis). The Company believes this is enough money to develop the project to a sufficient level where it will be able to acquire the balance of production funds through a combination of: soft money (federal and state production incentives, rebates and refunds), as well as advances for the international or domestic rights to license the films, or a combination of both. Management will evaluate each film on a project-by-project basis to determine the necessary amount of Company funds needed to best maintain its commercial and creative control of the project.

The Company intends to finance its films through a variety of sources, including funds invested directly by the Company into a specific project. The Company plans to raise funding that is film specific usually through the formation of separate limited liability company's for each film. Through this process the Company will have the ability to raise production specific funding from outside sources. The Company plans to limit its investment in any one movie to as little as 25% of the films' budget, which it believes is sufficient funds to develop the project to a sufficient level where it will be able to acquire the balance of production funds through a combination of: soft money (federal and state production incentives, rebates and refunds), as well as advances for the international or domestic rights to license the films, or a combination of both. The Company will evaluate each film on a project-by-project basis to determine the necessary amount of Company funds needed to best maintain its commercial and creative control of the project. Once that determination has been made, the company plans to provide the funding by forming separate limited liability company's and obtaining the corresponding ownership interest in the specific LLC. Additionally, the company will maintain control by its position as the manager of each LLC. The rights and preferences of each ownership interest in a limited liability company are determined by such company's operating agreement. Each company's operating agreement and thus the rights and preferences of such company's ownership interest will vary based upon negotiations between the investors, the rights owners and the production company. In this way, the Company plans to utilize the funds raised in this offering to maximize the number of productions it can produce while not limiting itself to fully financing any one specific film.

Future Productions and Distribution

In addition to our initial, primary focus on motion picture production and distribution, Nazz has several other projects in development that it intends to enhance in order to increase the Company's presence in a variety of film, television and theatrical genres, particularly within the following areas:

- Live Theater
- Art house Cinemas
- Creation of Our International Sales Division
- Acquisition of Outside Projects for Our Distribution Pipeline
- Creation of a Finishing Funds Division*
- Development of Dramatic and Non-fiction Television Series

- Creation of Our Music Division

  *The primary goal in this in-house division will be to assist other producers that have already raised a substantial portion of their required capital, to complete the necessary funding. We realize that each film is unique in terms of its financial structure and requirements, and we commit to working with an open mind and flexibility regarding terms and conditions. We would, however, strictly adhere to the "last in – first out" secured financing model, where any money we might provide through this division would be the last invested in that project and require our repayment in first position against any revenue in.

Industry Overview

While major studios have historically dominated the motion picture industry, recent successful independent films such as *The Passion of the Christ, My Big Fat Greek Wedding* and *Sideways* suggest that independent films are garnering an increasing market share of overall box office receipts. According to the Motion Picture Association of America, the average cost for production and distribution, including marketing expenses, of major studio film exceeds $100 million. Independent films generally cost less than $40 million to produce and market. Management believes that focus on screen play quality and character development combined with the increasing eagerness of established actors to experience new, challenging roles can bring these costs to significantly lower levels.

The following outline represents the way in which a typical independent film is produced and brought to market:

An independent film is one that is made outside the major Hollywood studio system. Major studios include such entities as, among others, Universal, Warner Bros., Twentieth Century Fox, Columbia, Paramount, MGM/UA and Disney.

In most instances a producer acquires the rights to an original screenplay or existing literary property such as a novel, play or short story or the producer commissions the preparation of a story outline based on an original concept or idea. Next, the producer, with his own funds or funds obtained from third parties, finances the first draft of a screenplay based on the existing material and any additions, revisions or redrafts to the screenplay that may be required. After receiving an acceptable screenplay the producer "develops the script, which primarily includes assembling the director and the principal actors, preparing the budget and raising of financing for the proposed film. Generally, the script developed from the screenplay or other creative work is considered a "work for hire" and the rights to the script are retained by the screenplay owner absent an agreement to the contrary.

The methods used by producers to secure production financing vary from project to project, including capital provided by publicly or privately raised pools of investment capital or money provided by “majors” or "mini-majors" or from banks that specifically seek to participate in film financing. An alternate method of feature film financing involves the pre-sale by the producer of certain or all of the films ancillary rights which could include domestic and foreign theatrical rights, domestic cable television, network television, syndicated television and DVD/video cassette. Nazz expects to utilize professional relationships already established by its directors and officer, Nick Stagliano and Lou Digiaimo, to enhance opportunities at this stage of distribution. The professional relationships which the company will leverage to finance its films include relationships which both Mr. Stagliano and Mr. Digiaimo have with domestic distributors and international sales companies. Through their previous experiences in the film business they have established relationships with such companies as Screen Media Ventures, American World Pictures, Goldcrest Films, Monarch Video, Chris Davis International as well as other companies.

Once financing is complete, the film enters the ‘pre-production’ phase, which lasts anywhere from six to twelve weeks during which time locations are secured, casting comes to completion and the shooting schedule drawn. ‘Principal photography’ follows, spanning four to ten weeks, during which time the actual shooting of the film occurs. The ‘post-production’ stage follows, which often spans several months. During post-production the film is edited and music and sound effects are added resulting in a film negative from which prints are made for release by distributors to theaters.

As with production, the arrangements for distribution of a feature film vary greatly. The domestic theatrical market consists of the release of the film in theaters in the U. S. and Canada. Generally this market is the first stop on a film's theatrical release after which the foreign market is explored. It is not uncommon for distributors to pre-sell all or part of the exhibition rights of a film in certain markets (domestically or internationally). This is frequently desirable as it provides an immediate source of revenue for the film and may have the ancillary effect of creating interest in additional markets. It is possible that certain of these pre-sales may be accomplished even prior to the completion of the production. Again, Nazz expects to utilize professional relationships already established by Nick Stagliano and Lou Digiaimo, the Company's directors and officer, to enhance opportunities at this stage of distribution.

Following domestic and foreign exhibition a film is further exploited by the release of home video, by exhibition on pay per view and pay television, increasingly through online distribution, and by exhibition on network television. Thereafter, there may be a second run of cable and network exhibition before the film is ultimately released for syndication to other independent television stations.

Product Life Cycle

Motion pictures generally continue to play in theaters for up to three months if generating positive returns and up to six months or longer following their initial release if highly successful. Motion pictures are generally released in Canada concurrent with release in the U.S. and may concurrently or sequentially also be released in one or several other foreign markets. Following theatrical release, production and distribution companies seek to generate down-stream revenue by distributing movies through a particularized sequential release through various channels of exclusive distribution.

Model Film Release Windows

Release Period	Following Theatrical Release	Approximate Release Duration
Theatrical	(immediate)	0-3 months
Home video/DVD (direct retail and on-line)	3-6 months	1-3 months
Pay per-view and VOD	4-8 months	3-4 months
Pay television	9-12 months	18 months
Network or basic cable	28-48 months	18-60 months
Syndication	48-70 months	12-36 months
Licensing and merchandising	Concurrent	Ongoing
All international releasing	Concurrent	Ongoing

The Company intends to establish production relationships with name talent for specific projects, creating a diverse multi-genre slate of films. The Company is structured to maximize relationships with talent and to package and produce a high profile slate of films. It intends to do so because of its extensive history of past high quality films which management has worked on. One unique aspect of the company is that both its directors, Mr. Stagliano and Mr. Digiaimo are active members of the film production community. As producers, director and casting director, they have constantly expanded and continue to develop relationships with agents, managers, actors, distributors and key creative personnel. Whenever applicable, the Company will contact actors directly who they have worked with before, and/or approach their agents and managers whom they also have established strong relationships from direct past experience. Under the Company's current plan to use funds to develop quality scripts, management believes that this will enable it to successfully attach and thus "package" its projects with actors and key creative crew who are interested in performing in these quality independent films for lower than there normal studio rate.

The Company will utilize a scalable, low-overhead approach to film making providing a risk adverse model for both greater creative freedom and a higher rate of return for the Company's equity partners. We believe that our approach is different from the major studios and from a majority of larger independent film production companies for several reasons. Nazz Productions believes that it will be able to produce successful and profitable films at comparatively lower budgets than many of the other production companies it competes with. We intend to achieve this goal by following these specific cost cutting strategies:

1) Don't overspend on talent – Management believes that there is an abundant pool of talent well suited to our modestly budgeted films. We intend to drive consumers to our pictures by producing projects that pair tomorrow's stars with

solid recognizable name actors and interesting, thought provoking scripts. Plus, we intend to limit gross participation to actors by hiring up-and-coming actors who want to work on more challenging material instead of high-profile actors who demand their full fees and full gross participations.

2) Keep development and production expenses to a minimum – A film's production costs can rise for two main factors. First, the fees earned by movie stars are increasing at an alarming rate. Second, the cost of spectacular special effects, particularly in action and science fiction films are constantly rising. As we discuss throughout this offering, Nazz will not overspend on talent and does not plan to overspend on special effects and action sequences as it will concentrate on more interesting, character driven stories.

3) Find the Best Locations – Instead of demanding to shoot in Los Angeles or New York City, or some far away luxury locations, Nazz takes a thriftier approach to location shooting. We will base our shooting locations first on creative viability for each specific project, but then determine the best place to shoot for economic reasons. Production costs can be significantly reduced by taking advantage of lower labor rates, local government subsidies, tax incentives and financing deals.

4) Share the risk – Nazz will work with select production and post-production partners on advantageous terms whenever possible although presently no deals are in place. We believe that partners will agree to these terms for two reasons. First, the reputation and track record of the Nazz management team. And second, for the opportunity to work on engaging film projects not readily available at other production companies.

5) Keep overhead low – Management believes that it is good business sense to keep our overhead low and spend more funds on actual production and development of its film projects to better increase its ability to make a profit for its investors.

6) Establish distribution channels – Management's blend of capital, product, track record and relationships will enable it to team with established distribution companies, for both domestic and international rights for its films. The Company intends to consult with distributors at the earliest possible stages of production to gauge interest and revenue estimates on a project-by-project basis to help minimize risk and maximize profits.

7) Diversify your investment – Nazz productions believes that the public has unique tastes and no one can predict for sure whether people will love a film or not. By investing in Nazz an investor's risk is reduced by diversifying their investment across a number of films.

Nazz believes that cost-efficient, independent films with commercial elements are currently underserved in the feature marketplace. The Company's main focus will be to leverage its extensive talent relationships and industry experience to create a slate of 4-7 feature length motion pictures principally in the $500,000 to $2 million range with bankable talent attachments, while retaining the flexibility to produce larger budget films if the opportunity arises.

Nazz will form, on a picture-by-picture basis, special purpose companies to take the greatest advantage of various tax, subsidies, co-production, or other benefits available to each of the respective productions. In certain cases, this will include the use of foreign companies, which will enable qualifying film projects to use foreign "Soft Money". Such subsidies allow the Company to significantly mitigate the financial risk of each picture because these government funds are "nonrecoupable". In other cases, when a project is U.S. based, the Company intends to make use of any city, state and federal tax credits (for example the 2004 US Tax code 181). The Company intends to retain the majority of the equity in its slate of films in order to build significant ownership in a film library. The Company will, according to its financing model, retain copyrights and international distribution rights wherever possible.

With regard to distribution and print and advertising, management envisions a first look/co-financing arrangement with a leading international sales organization. In this scenario, the Company will attempt to enter into an agreement, either exclusive or non-exclusive, with a quality company whereby that company (third party) has the right to evaluate the Company projects and if mutually agreed, secure the international rights to license that project for a negotiated minimum guarantee as well as per territory guarantees. This deal also will usually guarantee a minimum amount of funds that the international sales organization will spend to market the films. In this scenario, the Company will use the minimum guarantees to help finance the production of the film, thus limiting its risk.

The Company intends to collect revenue for its products and services in several ways.

Domestically:

1) Producer Fees – The Company intends to charge for the services of key personnel on a picture-by-picture basis in line with industry standard fees associated with employees of the same level of experience. While each film will be negotiated on a picture-by-picture basis, general fees for the producer (s) range from 5%-10% of the film's budget. The Company currently expects to charge fees in the $50,000 - $100,000 per film. We anticipate charging fees in this amount based on the current projected budget of films in the $1M – $2M range where the producer, based on an industry standard fee range of 5% - 10% of the film's budget, would be fully within their ability to charge between $50,000 - $100,000 for their producing services. On *The 24th Day*, the Company received $12,500 for the services of Nick Stagliano as Producer, which is in line with the standard range of fees charged on a film whose production budget was estimated at $260,000. On *The Florentine*, the Company received $25,000 for the services of Nick Stagliano as Producer.

2) Producer Development and Production Services Fees – as these services are provided on a picture-by-picture basis the Company intends to collect additional fess in the 3% - 5% of the film budget. Again, depending on the ultimate final budget of the film, these fees could total in the $30,000 - $50,000 range per film. On *The Florentine*, Nazz received $25,000 for its services, which was in addition to its services as Producer of the film, for a total of $50,000.

3) Domestic Film Sales and Rentals – Once production is finished on each film the Company intends to sell each film on a picture-by-picture basis to the highest bidder for the domestic rights to license the film in all formats. While these final numbers will depend on a variety of influences (name talent, quality of final product, market acceptability), historically the domestic market can pay anywhere from 20% - 100% of the film's budget. The Company has specifically experienced prices for its 2 feature films *The 24th Day* and *The Florentine* in the 60% and 18.5% respectively.

Generally, producer fees do not "cost" anything to provide other than the actual time/work required by employees of the Company. Development costs whatever is necessary to attach necessary elements and is usually reimbursed dollar for dollar out of a films budget. Production services fees are generally just the overhead mark up that a company charges to help cover its general overhead that is also spent at the company level, and is usually 5-10% of the budget based upon agreement.

Internationally:

The following chart represents the price generally paid by international territories for independent films based on the final estimated budget of each film. *Chart compiled by *Hollywood Reporter*, 2005

EUROPE				
France	$35-$75	$75-150	$150-375	$375-850
Germany/Austria	60-100	100-300	300-500	500-1.2M
Greece	5-10	10-30	30-50	50-90
Italy	50-100	100-250	250-550	550-1M
Netherlands	25-50	50-90	90-150	150-300
Portugal	10-20	20-40	40-80	80-150
Scandinavia	40-80	80-200	200-300	300-600
Spain	40-80	80-150	150-400	400-1M
United Kingdom	40-75	75-200	200-450	450-1M
ASIA/PACIFIC				
Australia/NZ	$25-$40	$40-75	$75-125	$125-225
Hong Kong	5-15	15-25	25-75	75-125
Indonesia	10-15	15-30	30-50	50-100
Japan	40-100	100-250	250-600	600-1.2M
Malaysia	5-10	10-25	25-75	75-125
Philippines	5-10	10-35	35-75	75-125
Singapore	10-15	15-30	30-75	75-125
South Korea	30-75	75-250	250-450	450-800
Taiwan	10-40	40-100	100-200	200-350

LATIN AMERICA				
Arg/Par/Uru	$5-15	$15-30	$30-60	$60-100
Bol/Peru/Ecu	5-10	10-20	20-40	40-60
Brazil	10-25	25-50	50-100	100-200
Chile	5-15	15-25	25-40	40-60
Colombia	5-10	10-20	20-35	35-75
Mexico	25-60	60-125	125-300	250-500
Venezuela	5-10	10-20	20-40	40-75
EAST EUROPE				
Czech/Slovakia	$10-$20	$20-$50	$50-75	$75-175
Hungary	10-30	30-60	60-100	100-200
Poland	10-30	30-75	75-125	125-200
Russia	20-40	40-150	150-300	300-550
Former Yugoslavia	5-10	10-15	15-25	25-50
OTHER				
China	$5-$20	$20-$40	$40-$75	$75-$150
India	10-20	20-40	40-60	60-125
Israel	5-10	10-15	15-25	25-50
Middle East	5-10	10-20	20-40	40-90
Pakistan	2-5	5-10	10-20	20-30
South Africa	10-15	15-30	30-50	50-90
Turkey	10-25	25-50	50-90	90-125
				In $ thousands

In order to achieve profitability the company intends to begin production on the feature film *Nebraska Fish and Game*, which it currently owns outright, within the first 6 months of 2007. The Company paid $32,500 for the rights to *Nebraska Fish and Game.* At the presently anticipated budget range, the company expects to see revenue for its production services and for the professional services of Nick Stagliano, our Chairman, Chief Executive Officer and President, as producer and director in the $100,000 range.

Presently, the Company owns 97% of the rights in *Nebraska Fish and Game*, however, financing for the project has not been secured nor commenced. The Company has invested approximately $60,000 for the development of the film to date. The Company currently does not have a distribution agreement to license the rights to this film. Although the Company currently owns a 97% ownership interest in *Nebraska Fish and Game*, since no outside financing for the film has been sought, the Company can not accurately determine how profits and losses for the film will be distributed as these terms will vary greatly from project to project and depending on the level of interest from outside financing sources

Currently the Company does not have any sales contracts to sell, show and distribute its films. The projected revenue for each project is based on the current anticipated budgets of each film and is consistent with industry standard fees charged for services with similarly experienced professionals. While each film will be negotiated on a picture-by-picture basis, general fees for the producer (s) range from 5%-10% of the film's budget. For production services and development work, The Company intends to collect additional fees in the 3% - 5% range of the film's budget, which also fall well within the industry standard charges for similar services.

Within the 2nd half of 2007 the company plans to begin production on its second feature film currently anticipated to be *Bulls' Night Out*, which it already has a contract in place with Louis Digiaimo Jr. for the production services as well as the producing, directing and co-writing services of Mr. Stagliano, estimated to be at the $150,000 range. The terms of the transaction with respect to *Bulls Night Out* are as follows: for the services of Nick Stagliano, director and officer of the Company, as writer, he will receive $25,000. In addition, for his services as director, Mr. Stagliano will receive 2% of the final budget of the film, with a minimum of $80,000; and for his services as producer, Mr. Stagliano will receive 1% of the final budget of the film, with a minimum of $40,000 plus 45% of the net profits, if any, of the film. Mr. Stagliano has a services contract on this film because it is a co-production with Mr. Lou Digiaimo Jr., the son of Mr. Digiaimo, a director of the Company.

In the 4th quarter 2007, the company anticipates that it will see additional revenue from its equity position in *Nebraska Fish and Game*, and currently expects that this sum for an advance to license the distribution rights to the film should be $200,000 - $300,000. Although since financing for the film project has not been secured nor commenced, the actual distribution of proceeds cannot be determined. The Company has estimated the advance to be in the range of $200,000 - $300,000 based upon experience with similar projects, as well as oral discussions which management has had with several sales companies specifically for this project. Those companies include American World Pictures, Worldwide Film Entertainment and Screen Media Films. There is no license agreement with respect to the distribution of *Nebraska Fish and Game* as of the date of this offering statement.

By the Spring of 2008, the Company plans to be in production on its third feature film, presently *The Need*, which is an original screenplay written by Nick Stagliano, our Chairman, Chief Executive Officer and President, and assigned a first look ownership position with Nazz.

In the 2nd quarter of 2008, the company also expects to begin collecting additional revenue from advances on the distribution rights to *Bulls' Night Out*. Under the current plan, with production on this film finished in the later half of 2007, we believe that the film will have begun to pre-sell at the American Film Market in November of 2007, then continue selling with a rough cut at the Berlin Film Festival in 1st quarter of 2008, then begin to collect more revenue when it screens as a finished film at the Cannes Film Market in May 2008. The company anticipates collecting this revenue as part of its ownership interest in the film as a producer, which is more clearly defined in the contract included as an exhibit.

By 3rd quarter of 2008 Nazz plans for production on its 4th feature film currently *Heart of Marble*. This is an original screenplay being written by Mr. Stagliano based on his original idea. The 1st draft is finished and the company has a first look through its deal with Mr. Stagliano.

Also, by 4th of quarter 2008 the Company intends to begin acquiring outside story ideas, screenplays and films in order to increase its revenue potential. Nazz expects to begin receiving revenue from the release of *The Need*, as well as additional sales from *Nebraska Fish and Game* and *Bulls' Night Out*.

The Company also intends to start its expansion into television production as well as music distribution by this time.

Within the first 6 months of 2009 the Company plans to start production on its 5th feature film which is yet to be determined. This project will either be acquired from Nick Stagliano, our Chairman, Chief Executive Officer and President, under his first look deal, or purchased or commissioned by outside sources. The Company anticipates having enough working capital to secure rights to several quality projects for its 5th and 6th films.

The 6th film will begin production by the 3rd quarter of 2009 and again Nazz will continue to collect revenue from its production services as well as the producing service of Mr. Stagliano. Additionally, the Company will start to collect advance fees for the distribution rights to Film #5. Any remaining revenue from Films 1-4 will also generate additional revenue for the Company as those films start their sales and distribution to the international markets.

Competition

Motion picture production and distribution are highly competitive businesses. Nazz will need to successfully compete with the major studios, numerous independent motion picture and television production companies for the acquisition of literary and film properties, the services of performing artists, directors, producers and other creative and technical personnel and production financing. Ultimately, our motion pictures will compete with other production and distribution companies for audiences and exhibition outlets.

Major studios have historically dominated the motion picture industry. The term major studios is generally regarded in the entertainment industry to mean: Universal Pictures ("Universal"); Warner Bros.; Twentieth Century Fox; Sony Pictures Entertainment ("Sony"); Paramount Pictures; and The Walt Disney Company ("Disney"). Competitors less diversified than the major studios and considered "mini-majors" include Dreamworks SKG, New Line Cinema, Miramax, Lionsgate and The Weinstein Company. Smaller independent companies that Nazz will also compete with include IFC Films, Greenestreet Films and Peace Arch Entertainment, just to name a few.

Furthermore, we compete with alternative forms of entertainment, such as live productions, sporting events, outdoor recreation and other cultural activities. The success of any of our motion pictures is therefore dependent not only on the quality and acceptance of our own products, but also on the quality and acceptance of other competing motion pictures and alternative forms of entertainment.

We believe the Company can effectively compete for the following reasons:

Strong Management Team with a Successful Track Record. Our creative and production management team, led by Nick Stagliano and Lou Digiaimo have proven track records in the motion picture industry. This is most readily displayed by reviewing just some of their combined films including: *The 24th Day, The Florentine, Donnie Brasco, Dinner Rush, An Everlasting Piece, Falcone, Gladiator, Hannibal* and many others that are highlighted in the management section.

Creative and Experienced Talent. Our lead producer and manager of acquisitions of literary and film property, Nick Stagliano, officer and director of the Company, has a proven track record as a lead producer and is a veteran in several aspects of the industry including productions, distribution and financing. Mr Stagliano's career as a lead producer of independent film is most highlighted by *The Florentine* and *The 24th Day* as well as the made for television holiday film, *Home of Angels.* Lou Digiaimo, director of the Company, joins Mr. Stagliano on the creative and management side of productions, particularly as a casting director for both major studios and independent film (see "Management" section).

Financial Approach. Our main criteria for evaluating our projects and proceeding into production will be that we have received various tax refunds/rebates, subsidies, co-production funds, or other benefits so that we have approximately 50% of a film's budget covered from outside sources. In certain cases, this will include the use of foreign companies, which will enable qualifying film projects to use foreign "soft money". Such subsidies allow the Company to significantly mitigate the financial risk of each picture because these government funds are "nonrecoupable". Additionally, we will attempt to receive sales estimates from at least 3 distribution companies that validate the potential revenue of each film before we proceed to production. We believe that our disciplined acquisition and production models will minimize the financial risks often associated with film acquisition, production and distribution by procuring co-production agreements, pre-selling international distribution rights, emphasizing efficient production schedules and entering into agreements with top talent attracted in part by the films we seek to develop and produce. While such strategies may limit the potential revenues of certain projects, we believe that this approach will create operating and financial stability and allow us to reserve capital to pursue additional opportunities.

Marketing

The Company plans to specifically devote a portion of its working capital funds to foster its introduction onto the world entertainment stage in the following ways:

Festival Attendance - The Company intends to send key personnel to major film festivals and strategically significant markets around the globe. We believe this will prove essential to our long term plan of operations for the Company in its plan to emphasize "pre-sale" output deals with international distributors as well as setting the stage for the Company's introduction as its own international sales and distribution division. The key festival/markets are: Sundance, Berlin, Cannes, Toronto and the American Film Market. The costs associated with attendance at these markets is anticipated to be in the $5,000 - $25,000 range depending on which and how many festivals are attended.

Trade Advertisements - The Company intends to advertise its slate of productions in important industry trade magazines including: Variety, Hollywood Reporter, Screen International and Filmmaker, as examples. These costs are estimated to be approximately $5,000 per year.

Industry Recognition - The Company intends to market itself to the industry by joining industry organizations such as: The Independent Feature Project at a cost of $100 per year and the Producer's Guild of America if applicable.

Website - The Company will launch its own website that will highlight all of the companies current and future products as well as linking the viewer to specific web pages set up on a project by project basis to better introduce each film to domestic and international audiences and eventually participate in direct merchandizing. As of the date of this offering statement, the Company has not spent any funds on its website but it plans to spend approximately $2,500 to development a basic site and ultimately expand to approximately $10,000 on its full development site.

Direct Merchandise Marketing - In addition to using the internet to introduce our projects to world film audiences, we also intend to use our website to sell our various merchandizing products directly to the consumer. Some products will include: hats, jackets, mugs, posters and a variety of both company and individual project related products. Additionally, we will have links for consumers to go directly to where they can purchase DVD/VHS tapes of our films. The costs for these various merchandizing products will be more clearly defined once each specific product is evaluated and approved by the Company. At that time, the Company will approach experienced manufacturers to bid the jobs out on a product-by-product basis.

Nazz will begin the marketing strategy described above immediately and has recently joined The Independent Feature Project, which will help the Company by receiving significant discounts on production related services, as well as invitations to industry related events, screenings and seminars/panels where Nazz will begin to introduce itself more heavily into the film market.

Additionally, Nazz attended The American Film Market in Los Angeles in November 2006 to meet directly with sales, production and distribution companies in the motion picture business worldwide. Nazz will continue to strengthen its already existing relationships with companies as well as introduce itself more aggressively onto the world stage. The scope of these results will help establishing new markets to sell our product as well as start to create a bidding war among several film buyers which will enhance the Company's revenue potential for each film. We believe that this is best accomplished by personally meeting individual representatives for the various sales companies and distributors and presenting a more professional and personal approach to each project. By presenting the specific project directly and personally to several companies, a personal rapport is established and then periodic follow-ups via phone and email continue to keep our projects fresh in the buyers minds and on their potential slate of acquisitions. Also by attending these markets and festivals personally the Company will enhance its opportunity to meet additional existing companies as well as new companies that may be interested in our films.

The Company website plans to launch by March 2007 and the results of this marketing event will be immediate in that both buyers and audience alike will be more readily able to track the companies' product line as well as begin to purchase directly Company ancillary products such as hats, shirts, jackets and other advertising models.

Nazz intends to market its film product through the engagement of motion picture distributors on a picture-by-picture basis. Motion Picture distributors are responsible for the direct prints and advertising budgets and services of each film. Generally, working directly with the Company, a film distributor will develop a specific publicity campaign for the film. Once the campaign is agreed upon, the distributor advances funds (called P & A funds for "prints and advertising"), which are usually an agreed upon amount of at least 20%-50% of the film's production budget. Posters and One-Sheets are produced, as well as the trailer of the film, which the distributor sends out far in advance of the film's release to generate significant interest.

In collaboration with the film's publicist, the distributor and producer arrange a wide variety of events and promotions to market the film, including press and celebrity screenings, parties, and promotional product sponsored gatherings. The internet is also crucial in the marketing of the film and the unit publicist along with the producer and distributor begin as early as possible to create the "buzz" on the world wide web through various film and entertainment related websites, as well as specific sites targeted for the core audience.

Simultaneously, the film is marketed directly to film buyers and theater owners through screenings at various film festivals and markets around the world. The key festival/markets are: Sundance, Berlin, Cannes, Toronto and the American Film Market.

The success of independent films can be significantly increased by enhancing the degree of consumer awareness for both theatrical and home video release. Promotional partnerships with well recognized consumer products and services companies provide substantial consumer awareness generated for independent films in exchange for providing the consumer products or services company with the opportunity to associate with additional niches of popular culture. Nazz intends to vigorously pursue such relationships in order to both supplement its production budgets and to generate publicity. Currently, Nazz does not have any licensing arrangements with consumer products or services companies.

The promotional partnerships that the company will attempt to develop are currently planned on a project-by-project basis and include what is known as "product placement", where a consumer product company will either pay to have their product appear in the Company's film, or provide the product free of charge to be used in the film, or a combination of both. Each film demands a variety of products which might be used in this manner. Some examples of products that the Company plans to pursue are alcoholic beverages, vehicles, food, clothing and jewelry to name a few.

In order to achieve profitability the Company intends to begin production on the feature film *Nebraska Fish and Game*, which it currently owns, within the first 6 months of 2007. At the presently anticipated budget range, the Company expects to see revenue for each of its production services and for the professional services of Nick Stagliano, our Chairman, Chief Executive Officer and President, as producer and director in the $150,000 range. Fees are in the $150,000 range based on current rates charged by other professionals with our level of experience in the film business for budgets of the currently anticipated range of $1,000,000. While each film will be negotiated on a picture-by-picture basis, general fees for the producer (s) range from 5%-10% of the film's budget. The Company intends to collect additional fess in the 3% - 5% of the film budget for its development and production services work. The budget currently for the film is $1,000,000 and can be adjusted in either direction based on several factors, most notably the final cast attachments. Our actual expenses for the development of this project to date are well within the anticipated costs set forth in this budget.

Within the 2nd half of 2007 the company plans to begin production on its second feature film currently anticipated to be *Bulls' Night Out*. The script is written and it is anticipated that an additional rewrite or polish will be needed before production begins. Once the Company finishes production on its first film, then more active work on *Bulls' Night Out* will begin. The budget for this film has not been fully developed at this time but the Company currently anticipates that it will be in the $2,000,000 - $2,500,000 range.

Additionally, the first draft screenplay for *The Need* has been written and this project is awaiting a rewrite as well. Production is currently anticipated to cost between $500,000 and $1,000,000. A preliminary budget of $500,000 has been prepared by management. The Company also intends to continue the story development of its project *Heart of Marble*, and to deliver at least a first draft screenplay by the end of 2007.

Employees

As of the date of this offering statement, the Company had one employee, Nick Stagliano, Chairman, Chief Executive Officer and President of the Company. The Company anticipates it will have 1-5 employees within the next 12 months. Of these employees, management of the Company anticipates that 1 will be clerical, 1 will be administrative and the remainder will handle acquisition and development duties. Management has currently estimated approximately $25,000 - $50,000 budgeted for employees on an as needed basis as the company continues to expand. Such amounts are included under the professional fees and working capital sections of the use of proceeds. Management does not expect to incur any recruiting expenses in this regard.

The Company believes that its future success will depend in large part on its ability to attract and retain highly-skilled managerial, sales, technical services, customer support and product development personnel. Competition for qualified personnel in the film production and distribution industry is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel. Failure to attract and retain key personnel could materially adversely affect on the Company's business, operating results or financial condition.

Litigation

The Company is not a party to any material legal proceeding.

Determination of Offering Price

The management of the Company has determined the Offering Price arbitrarily in its sole discretion. Prior to the Offering, there will be 50 million shares outstanding, implying a pre-offering market capitalization of the Company of $2,500,000 (50,000,000 x $0.05). The management believes that this is an appropriate price for the Offering, however, management has no basis for the arbitrary price. Mr. Stagliano paid $100.00 for his shares of common stock of the Company (as of the date of this Offering, 50,000,000 shares of common stock) upon formation of the Company in April 1990. Market Capitalization is a measure of a company's total value. It is estimated by determining the cost of buying an entire business in its current state. Often referred to as "market cap", it is the total dollar value of all outstanding shares. It is calculated by multiplying the number of shares outstanding by the current market price of one share.[1]

It is anticipated that expenses pursuant to this offering will consist of $50,000 in legal fees to be paid to the attorney's for the Company, Cohen & Czarnik, LLP as well as up to $5,000 of miscellaneous costs and expenses (i.e., printing, state filing fees, copying and express courier services).

[1]"Market Capitalization Defined" March 17, 2003, By Cory Janssen, Co-Founder, Investopedia.com

Item 7. Description of Property

Facilities

The Company does not own any real estate. The Company's principal operations are located at 214 Sullivan Street, 2C, New York, NY 10012 (approximately 150 sq. feet in office space and 250 sq. feet in ancillary space for administrative space) which it leases on a month to month basis for $400 per month from Mr. Digiaimo, a member of the board of directors of the Company. The rent price is market based.

The Company believes that its current facilities are adequate for its needs through the next six months, and that, should it be needed, suitable additional space will be available to accommodate expansion of the Company's operations on commercially reasonable terms, although there can be no assurance in this regard. There are no written agreements.

Item 8. Directors, Executive Officers and Significant Employees

The following table sets forth certain information regarding the executive officers and directors of the Company as of December 31, 2006:

Name	Positions with the Company	Age	Position Held Since
Nick Stagliano	President, Chief Executive Officer and Chairman of the Board of Directors	48	1990
Louis Digiaimo	Director	66	2005

Nick Stagliano, Chairman, Chief Executive Officer and President - 48
214 Sullivan Street – Suite 2C, New York, NY 10012 212-475-6270

Mr. Stagliano is a graduate of NYU's Graduate Film Institute in 1985 and an award winning film director (Tisch School of the Arts Fellowship Award; Nashville Film Festival Award – Honorable Mention Best Feature Film for *The Florentine*). Mr. Stagliano is also a Tisch School of the Arts scholarship winner as well as the TSOA Fellowship Award recipient. In 1980, Mr. Stagliano received a bachelors' degree (English and Communications) from Villanova University (Cum Laude). Mr. Stagliano has worked for Nazz since its inception as its Chairman, Chief Executive Officer and President. During his tenure, Nazz' projects (current and past) include the following:

2004-present - Producing and directing the drama "Nebraska Fish and Game".

2002-present - Co-producing and directing the cop thriller "Bulls' Night Out" with Lou Digiaimo (Donnie Brasco, The Godfather, Hannibal, Gladiator).

2002-03 - Produced the feature film version of the award winning play, *The 24th Day* starring James Marsden and Scott Speedman for Nazz. The film had its World Premiere at the 2004 Tribeca Film Festival in New York City. After that, the film made its theatrical premiere in New York before moving out throughout the country where it was held over for 4 weeks in Dallas. Most recently, the film had its West Coast Premiere at the prestigious Outfest in Los Angeles. After its theatrical run in Los Angeles, the film was released through Universal Studios on home video in the Fall of 2004. To date, the film has been invited to over 10 festivals throughout the world, and has sold to over 20 international territories. It has screened at Cannes, Milan and the AFM.

1997-1999 - For the predecessor entity to Nazz, Mr. Stagliano produced and directed "The Florentine", which was Mr. Stagliano's first feature film under his Nazz banner.

The film stars Jeremy Davies, Michael Madsen, Chris Penn, Luke Perry, Tom Sizemore, Mary Stuart Masterson, Virginia Madsen, Hal Holbrook, Burt Young and James Belushi. This film was executive produced by Francis Ford Coppola. It features music by Bruce Springsteen, Bob Dylan, Tom Waits, Elvis Costello, Lucinda Williams and an original score by Marco Beltrami (T3, Hellboy, Scream, The Practice). The film won Special Jury Award, best narrative feature at the 2000 Nashville Film Festival. It was invited to the Mavericks Film Festival in London, England and screened at Cannes, Milan and in Los Angeles as part of the American Film Market. After a limited theatrical release the film premiered on HBO and the STARZ network. To date, the film has sold to every major international sales territory including Germany, Japan, Spain, Italy, the U.K. and France.

Louis Digiaimo, Director - 66

214 Sullivan Street – Suite 2C, New York, NY 10012 212-253-5510

Mr. Digiaimo has been a director of the Company since 2005. Since 1966, Mr. Digiaimo has worked as the principal and founder of Louis Digiaimo and Associates a casting agency. As an established casting director Lou Digiaimo's credits include: *Hannibal, Gladiator, Sleepers, The Juror, White Squall, Blue Chip*'s, *Thelma & Louise, Homicide, 1492, Rain Man, Good Morning Vietnam, Tin Men, 29th Street, The Package, 52 Pick-Up, The French Connection* and *The Godfather*. He won an Emmy for his casting of the critically acclaimed television series *Homicide: Life on the Streets*. In addition, since 1995, Mr. Digiaimo has worked as the principal and founder of Silk City Productions, a film production company. Mr. Digiaimo is currently producing a television project, *The Demon Squad,* in association with Wes Craven and Dimension. Most recently he produced *Dinner Rush*, starring Danny Aiello; *Donnie Brasco*, starring Al Pacino and Johnny Depp; *An Everlasting Piece*, directed by Barry Levinson and the television series *Falcone* for CBS. In all, Louis Digiaimo has worked with some of Hollywood's most noted directors including Oscar winners Francis Ford Coppola, William Friedkin, Barry Levinson and Ridley Scott.

Board Composition: The Board of Directors is currently comprised of two directors. The directors are Nick Stagliano and Louis Digiaimo. At each annual meeting of stockholders, the successors to directors whose term will then expire will be elected to serve from the time of election and qualification until the second annual meeting following election.

Each officer is elected by and serves at the discretion of the Board of Directors. Each of the Company's officers and directors devotes substantially full time to the affairs of the Company. There are no family relationships among any of the directors, officers or key employees of the Company.

Director Compensation: Directors receive no cash remuneration for serving on the Board of Directors but are to be reimbursed for reasonable expenses incurred by them in attending meetings of the Board of Directors and Audit Committee.

Limitation of Liability and Indemnification Matters: The Company's Certificate of Incorporation limits the liability of its directors for monetary damages arising from a breach of their fiduciary duty as directors, except to the extent otherwise required by the Pennsylvania corporate law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

The Company's bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by Pennsylvania law, including in circumstances in which indemnification is otherwise discretionary under Pennsylvania law. The Company has also entered into indemnification agreements with its officers and directors containing provisions that may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.

At present, there is no pending litigation or proceedings involving any director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Item 9. Remuneration of Directors and Officers

The following table sets forth certain information regarding the aggregate remuneration of each of the highest paid persons who are directors or executive officers as a group during Company's last fiscal year:

Name of individual or identity of group	**Capacities in which remuneration was received**	**Aggregate annual remuneration**
Nick Stagliano	President, Chief Executive Officer and Chairman of the Board of Directors	$60,000
Louis Digiaimo	Director	$ 0

For the fiscal year ended December 31, 2006, the Company has accrued Mr. Stagliano's salary for the entire year in the amount of $60,000. The Company intends to continue to accrue Mr. Stagliano's salary until sufficient funds are available from operations. In addition, on October 24, 2006, the Company issued a total of 100,000 shares of preferred stock for services rendered to the Company by Nick Stagliano. The value of the services rendered was $1,000. The value of the 100,000 shares of preferred stock was determined by the board of directors including Mr. Stagliano, the purchaser of the preferred shares, without any independent valuation or other valuation analysis.

Item 10. Security Ownership of Management and Certain Shareholders

The following table sets forth certain information with respect to voting securities held of record regarding each of the three highest paid persons who are directors or executive officers as a group, all officers and directors as a group and any shareholder who owns more than 10% of any class of the Company's security:

Title of Class	Name and Address of Owner	Amount Owned Before Offering	Amount Owned After the Offering	Percentage of Issued Class of Stock[3]
Common Stock	Nick Stagliano[1] 1931 Berkley Road Norristown, PA 19403	50,000,000	50,000,000	100.00%
Preferred Stock	Nick Stagliano[1] 1931 Berkley Road Norristown, PA 19403	100,000*	100,000*	100.00%
Common Stock	Louis Digiaimo[2] 37 Lehigh Way Oakland, NJ 07436	0	0	0%
Common Stock	All directors and executive officers as a group (2 persons)	50,000,000	50,000,000	100.00%
Preferred Stock		100,000	100,000	100.00%

1. Mr. Stagliano is Chairman, Chief Executive Officer and President of the Company.
2. Mr. Digiaimo is a member of the Board of Directors of the Company.
3. Percent of Class of Issued Stock as determined prior to the Offering.

Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Common Stock subject to options currently exercisable or exercisable within 60 days of December 31, 2006 are deemed outstanding for purposes of computing the percentage ownership of the person holding such option but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Except where indicated, and subject to community property laws where applicable, the persons in the table above have sole voting and investment power with respect to all Common Stock shown as beneficially owned by them.

* On October 24, 2006, the Company issued a total of 100,000 shares of preferred stock for services rendered to the Company by Nick Stagliano. The value of the services rendered was $1,000. The value of the 100,000 shares of preferred stock was determined by the board of directors including Mr. Stagliano, the purchaser of the preferred shares, without any independent valuation or other valuation analysis.

Item 11. Interest of Management and Others in Certain Transactions

Over the course of the Company's life, Mr. Nick Stagliano (the Company's Founder/CEO/Chairman) has advanced funds to the Company. As of December 31, 2006 advances made by Mr. Stagliano (or affiliates) total approximately $100,000. There are no preliminary agreements or understandings with respect to loans or advances to the Company from Mr. Stagliano and Mr. Stagliano may demand payment of the advances at any time. The Company may use some of the proceeds to pay the loan to Mr. Stagliano. Mr. Stagliano has orally agreed that no more than one half of the loan ($42,500) will be paid from the proceeds of this offering. The Company will in no event use the proceeds of this Offering to repay the loan owed to Mr. Stagliano or any other amounts to Mr. Stagliano (including but not limited to salary (accrued or otherwise) in excess of $42,500.

The Company's principal operations are located at 214 Sullivan Street, 2C, New York, NY 10012 (approximately 150 sq. feet in office space and 250 sq. feet in ancillary space for administrative space) which it leases on a month to month basis for $400 per month from Mr. Digiaimo, a member of the board of directors of the Company.

Item 12. Securities Being Offered

Common Stock: As of the date of this registration statement, there were 50,000,000 shares of Common Stock outstanding that were held of record by one stockholder, Nick Stagliano. Mr. Stagliano paid $100.00 for his shares of common stock of the Company upon formation of the Company in April 1990. There will be a maximum of 61,000,000 shares of Common Stock outstanding after giving effect to the sale of the shares of Common Stock to the public offered hereby.

The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefore. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably with holders of Preferred Stock (assuming conversion of the Preferred Stock at the time of such liquidation, dissolution or winding up) in all assets remaining after payment of liabilities, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock.

Preferred Stock: At September 30, 2006, there were no shares of preferred stock issued or outstanding. On October 24, 2006, the Company issued a total of 100,000 shares of preferred stock for services rendered to the Company by Nick Stagliano. The value of the services rendered was $1,000. The value of the 100,000 shares of preferred stock was determined by the board of directors including Mr. Stagliano, the purchaser of the preferred shares, without any independent valuation or other valuation analysis. This transaction was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 by reason that: (i) no commissions were paid for the issuance of such security; (ii) the issuance of such security by the Company did not involve a "public offering"; (iii) the purchaser of security were sophisticated and accredited investors; (iv) the offering was not a "public offering" as defined in Section 4(2) due to the insubstantial number of persons involved in the such sales, size of the offering, manner of the offering and number of securities offered; and (v) in addition, the purchaser had the necessary investment intent as required by Section 4(2) since each purchaser agreed to and received security bearing a legend stating that such security is restricted pursuant to Rule 144 of the 1933 Securities Act. (These restrictions ensure that this security would not be immediately redistributed into the market and therefore not be part of a "public offering").

Each issued and outstanding Preferred Share shall be entitled to the number of votes equal to the result of: (i) the number of shares of common stock of the Company (the "Common Shares") issued and outstanding at the time of such vote multiplied by 1.10; divided by (ii) the total number of Preferred Shares issued and outstanding at the time of such vote, at each meeting of shareholders of the Company with respect to any and all matters presented to the shareholders of the Company for their action or consideration, including the election of directors. Each Preferred Share shall automatically be converted into 250 shares of common stock of the Company at any time at the option of the Company. Except as provided by law, holders of Preferred Shares shall vote together with the holders of Common Shares as a single class. As of October 25, 2006 there were 100,000 shares of Series A Preferred Stock outstanding and if a vote of all of the shareholders occurred as of the date of this offering, each Preferred Stock would be entitled to 550 votes.

On October 10, 2006 the Company issued a Note for services to Pegasus Advisory Group, Inc. The Note is in the principal amount of $200,000 and bears interest at 2% per annum. The Note matures on October 10, 2008. At any time, Pegasus may convert, in whole or in part, the principal and accrued interest on the Note into shares of common stock of the Company based upon the conversion price of 0.05. In the event of default by the Company of the payment or conversion of the note, the interest rate increases to 12% per annum. The note also contains certain covenants of the Company including that the Company will not, without the prior written consent of Pegasus: (i) pay any dividend or distribution; (ii) repurchase any of the Company's securities; and (iii) sell, lease or otherwise dispose of any of the Company's assets.

In 2005, the Company executed a Note in favor of the Otto Law Group of Seattle Washington. This Note was in an original principal amount of $150,000 with a maturity date of September 2006. In September 2006, the Company and Otto Law Group mutually agreed to cancel that Note and the Company executed a new Note in favor of the Otto Law Group with the same principal amount. In May 2007, the Company and Otto Law Group mutually agreed to cancel that Note and the Company executed a new Note in favor of the Otto Law Group in the principal amount of $162,389 (principal and accrued interest up to the date of the new note). The note is convertible: (i) at the option of Otto into shares of common stock of the Company at a conversion price per share equal to 50% of the twenty day average closing bid and ask prices of the Company's common stock as of the conversion date; and (ii) at the option of the Company, at any time following an equity financing in which the Company sells equity securities and obtains gross cash proceeds in an amount not less than One Million Dollars ($1,000,000) at a conversion price per share equal to the lesser (y) the conversion price as set forth in (i); and (z) the price per share in the equity financing. This note is due in August 2008. The Company plans to negotiate with the Otto Law Group and convert the Note into shares of common stock of the Company.

The holders of Preferred Stock are entitled to receive ratably (with holders of Common Stock) such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefore. In the event of the liquidation, dissolution or winding up of the Company, the holders of Preferred Stock are entitled to share ratably (with holders of Common Stock) in all assets remaining after payment of liabilities, if any, then outstanding.

Transfer Agent and Registrar: The Transfer Agent and Registrar for the Common Stock is Island Stock Transfer located at 100 Second Avenue S., Suite 300N, St. Petersburg, Florida 33701 and its telephone number is: (727) 287-0010.

Shares Eligible for Future Sale: Upon completion of this Offering, the Company will have approximately 61,000,000 shares of Common Stock outstanding if the maximum is sold. All of the common shares sold in this Offering will be sold pursuant to Regulation A of the Securities Act of 1933, as amended, and, subject to state law may be issued without a restrictive legend. The remaining 50,000,000 shares of Common Stock are deemed "restricted securities" under Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 promulgated under the Securities Act, which rule is summarized below.

In general, under Rule 144, beginning approximately 90 days after the effective date of the Offering Statement of which this Prospectus is a part, a stockholder, including an Affiliate, who has beneficially owned his or her restricted securities (as that term is defined in Rule 144) for at least one year from the later of the date such securities were acquired from the Company or (if applicable) the date they were acquired from an Affiliate, is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 600,000 shares immediately after this Offering) or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted securities were acquired from the Company, a stockholder who is not an Affiliate of the Company at the time of sale and has not been an Affiliate of the Company for at least three months prior to the sale is entitled to sell the shares immediately without compliance with the foregoing requirements of Rule 144.

Prior to this Offering, there has been no public market for the Common Stock. No prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. The Company is unable to estimate the number of shares that may be sold in the public market pursuant to Rule 144, since this will depend on the market price of the Common Stock, the personal circumstances of the sellers and other factors. Nevertheless, sales of significant amounts of the Common Stock of the Company in the public market could adversely affect the market price of the Common Stock and could impair the Company's ability to raise capital through an offering of its equity securities.

The Company presently has formulated limited specific plans to distribute current information to broker-dealers including seeking a broker-dealer to file Form 211 with NASD on behalf of the Company. Form 211 pursuant to Rule 15C-211 is filed by broker-dealers (subject to approval by NASD) with respect to companies wherein current, accurate information of such company is set forth in detail. If a Form 211 is approved by the NASD, a stock symbol with respect to the Company will be issued and the common stock of the Company may commence trading on the pinksheets electronic quotation system. In such event, the Company plans to provide current, accurate information of the Company available to the public (including broker-dealers) by means of posting such information including current financial information of the Company on www.pinksheets.com.

Additional Information: The Company intends to furnish to its stockholders annual reports containing un-audited consolidated financial statements examined by an independent accounting firm and quarterly reports for the first three quarters of each fiscal year containing interim un-audited consolidated financial information.

PART F/S FINANCIAL STATEMENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Consolidated Financial Data Selected Statements of Income (Loss) Data:

The following discussion and analysis should be read in conjunction with our financial statements and the notes thereto appearing elsewhere in this report. This report contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We caution you that forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from the statements that constitute forward-looking statements as a result of various factors. Notwithstanding anything contained herein to the contrary, the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act do not protect the Company from liability in connection with any statements made in connection with this offering.

Introduction and Nature of Business

Nazz is a film production and entertainment company that not only produces, but also invests in, and distributes independent films, television programming, and related entertainment media content.

RESULTS OF OPERATIONS:	Fiscal Year ended, December31, 2006	December 31, 2005
Total revenues	$ 13,100	$ 14,448
Net loss	$ (312,070)	$ (209,252)
Net loss attributable to common stockholders	$ (312,070)	$ (209,252)
Basic and fully diluted loss per common share	$ (0.006)	$ (209.25)
Weighted average common shares outstanding	50,000,000	1,000

Overview

Fiscal Year ended December 31, 2005 compared with Fiscal Year ended December 31, 2004

Overall Financial Situation. The Company had revenues of $14,448 for the fiscal year ended December 31, 2005, a decrease of $5,423 or 27% from the fiscal year ended December 31, 2004. The Company's revenues consisted mainly from its film production consulting services. These services included $13,000 paid for Nick Stagliano's cast consulting services by Lou Digiaimo Jr., $548 paid for Nick Stagliano's speaking engagement by The Northwest Screenwriter's Guild and $900 paid for production services by 24th Day Productions for company maintenance. The Company has operating expenses of $200,904 for the fiscal year ended December 31, 2005, an increase of $179,659 or 846% from the fiscal year ended December 31, 2004. The increase is primarily due to the continued development of Nebraska Fish and Game as well as other film projects in its development slate. The Company's operating expenses includes the costs and expenses of its vendors and subcontractors that provide services on behalf of the Company in connection with its film production services. For the fiscal year ended December 31, 2004, the Company had revenues of $19,871 with costs of revenues of $41,116. Of this, $2,021 was paid by 24th Day Productions for return of investment, $5,000 was paid by 24th Day Productions for Nick Stagliano's producing fee, $5,000 was paid for Nick Stagliano's distribution consulting services by Abramarama, $5,000 was paid for Nick Stagliano's film acquisition consulting fees by Screen Media Films and $350 was paid to the Company for the screening fee of its film The 24th day by The Long Island Film Festival. The Company had stockholders' deficiency at December 31, 2005 in the amount of $287,813, an increase of $209,252 from the stockholders' equity at December 31, 2004 of $78,561. This decrease is primarily due to the net loss incurred in the last year. The Company had assets of $37,665 for the fiscal year ended December 31, 2005, an increase of $31,536 or 514% from the fiscal year ended December 31, 2004. Film Investments consist of: (i) $400 for *The 24th Day* and is the remainder of the original investment for 1 unit of the LLC and was used for production costs associated with producing that film; and (ii) $36,300 for *Nebraska Fish and Game* and consists of money spent to acquire the literary rights to the screenplay from the writer (This picture is currently in development).

Selling general and administrative expenses. Selling general and administrative expenses increased from the fiscal year ended December 31, 2004 by $174,236 or 424%, resulting in a loss from operations of $200,904 for the fiscal year ended December 31, 2005. Interest expense increased by $7,415 for the fiscal year ended December 31, 2005 from $1,482 for the fiscal year ended December 31, 2004. These expenses include rent, phones, internet, travel and entertainment, insurance, professional fees, printing, postage and supplies. The Company leases office space from Mr. Digiaimo, a member of the board of directors of the Company, on a month to month basis for $400 per month.

Revenues. The Company had revenues of $14,448 for the fiscal year ended December 31, 2005, a decrease of $5,423 or 27% from the fiscal year ended December 31, 2004. The Company's revenues consisted mainly from its film production consulting services. Specifically, these services included $13,000 paid for Nick Stagliano's cast consulting services by Lou Digiaimo Jr., $548 paid for Nick Stagliano's speaking engagement by The Northwest Screenwriter's Guild and $900 paid for production services by 24th Day Productions for company maintenance. The decrease in revenues was attributed to lack of any films in production at this time.

Fiscal Year ending December 31, 2006 compared with Fiscal Year ended December 31, 2005.

Overall Financial Situation. The Company had revenues of $13,100 for the fiscal year ended December 31, 2006, a decrease of $1,348 or 9% from the fiscal year ended December 31, 2005. The Company's revenues have declined each year since 2004. The Company's revenues consisted mainly from its film production consulting services. These services included $5,000 paid to the Company for Nick Stagliano's cast consulting services by Lou Digiaimo Jr., $5,000 paid to the Company for Nick Stagliano's production services by 24th Day Productions LLC and $3,100 paid to the Company for Nick Stagliano's story consultation by Neal Gumpel. Specifically, these production consulting services consisted of:: Mr. Digiaimo Jr. (not a related party) paid the company for casting ideas that Mr. Stagliano provided for Mr. Digiaimo Jr.'s film project "Bulls' Night Out" to better gauge the size of the proposed budget as well as the potential age range of actors for that film. 24th Day Productions LLC paid the company for services provided by Mr. Stagliano in his capacity as producer of that film. Mr. Gumpel paid the company for the services of Mr. Stagliano for his story ideas for an idea that Mr. Gumpel had and may develop into an original screenplay. These services were the sole source of revenue for this period. The Company has operating expenses of $313,299 for the fiscal year ended December 31, 2006, an increase of $97,967 or 45% from the fiscal year ended December 31, 2005. The increase is primarily due to the decision to (a) pay an (accrued) salary to Mr. Stagliano and (b) hire Pegasus Advisory Group as a consultant to the Company. The Company's operating expenses include the costs and expenses of its vendors and subcontractors that provide services on behalf of the Company in connection with its film production services, including entertainment legal fees of $4,000 and company accounting fees of $1,300. The Company did not pay any employee salary other than the accrual for Mr. Stagliano. The Company had stockholders' deficiency at December 31, 2006 in the amount of $598,783, an increase of $311,070 from the stockholders' deficiency at December 31, 2005 of $287,713. This decrease is primarily due to the net loss incurred in the last year. The Company had assets of $41,347 for the fiscal year ended December 31, 2006, an increase of $3,682 or 10% from the fiscal year ended December 31, 2005. Film Investments consist of: (i) $400 for *The 24th Day* and is the remainder of the original investment for 1 unit of the LLC and was used for production costs associated with producing that film; and (ii) $36,300 for *Nebraska Fish and Game* and consists of money spent to acquire the literary rights to the screenplay from the writer (This picture is currently in development).

Selling general and administrative expenses. Selling general and administrative expenses increased from the fiscal year ended December 31, 2005 by $97,967 or 45%, resulting in a loss from operations of $313,904 for the fiscal year ended December 31, 2006. Interest expense increased by $3,043 for the fiscal year ended December 31, 2006 from $8,897 for the fiscal year ended December 31, 2005. These expenses include $4,800 for rent, $3,650 for phones and internet, $5,969 for travel and entertainment, $4,550 for insurance, professional fees, printing, postage and supplies. The Company leases office space from Mr. Digiaimo, a member of the board of directors of the Company, on a month to month basis for $400 per month.

Revenues. The Company had revenues of $13,100 for the fiscal year ended December 31, 2006, a decrease of $1,348 or 9% from the fiscal year ended December 31, 2005. The Company's revenues consisted mainly from its film production consulting services. These services included $5,000 paid to the Company for Nick Stagliano's cast consulting services by Lou Digiaimo Jr., $5,000 paid to the Company for Nick Stagliano's production services by 24th Day Productions LLC and $3,100 paid to the Company for Nick Stagliano's story consultation by Neal Gumpel. Specifically, these production consulting services consisted of: Mr. Digiaimo Jr. (not a related party) paid the company for casting ideas that Mr. Stagliano provided for Mr. Digiaimo Jr.'s film project "Bulls' Night Out" to better gauge the size of the proposed budget as well as the potential age range of actors for that film. 24th Day Productions LLC paid the company for services provided by Mr. Stagliano in his capacity as producer of that film. Mr. Gumpel paid the company for the services of Mr. Stagliano for his story ideas for an idea that Mr. Gumpel had and may develop into an original screenplay. These services were the sole source of revenue for this period. The decrease in revenues was attributed to lack of any films in production at this time as the Company during this period was focused mainly on developing material including "Nebraska Fish and Game", "The Need" and "Heart of Marble", that have not gone into production as of yet.

PART III EXHIBITS

Item 1. Index to Exhibits

No.	Exhibit	Attachment
2	Articles of Incorporation of the Company	1*
2	Amendment to the Articles of Incorporation of the Company	2*
2	Certificate of Designation of the Preferred Stock of the Company	3*
2	By-Laws of the Company	4*
4	Subscription Agreement	5*
6	Promissory Note dated October 10, 2006 in favor of Pegasus Advisory Group, Inc.	6*
6	Amendment to Promissory Note dated January 2, 2007 in favor of Pegasus Advisory Group, Inc.	7*
6	Writer/Director/Producer Services Agreement dated May 17, 2001 with Lou Digiaimo, Jr. with respect to "Bulls' Night Out"	8*
6	Convertible Promissory Note dated May 11, 2007 in favor of Otto Law Group	9
6	Nebraska Fish and Game Operating Agreement.	10
6	24th Day Productions LLC Operating Agreement.	11
11	Opinion of Cohen & Czarnik, LLP	12

*filed with Nazz Productions' offering statement on Form 1-A, Amendment No. 2, dated February 26, 2007.

•

Item 2. Description of Exhibits

(2) Charter and By-Laws
(4) Subscription Agreement
(6) Material Contracts
(11) Opinion re: Legality

MANAGEMENT SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this 7th day of May, 2007.

NAZZ PRODUCTIONS INC.

Nick Stagliano, Chairman, Chief Executive Officer and President

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Nick Stagliano, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Offering Statement, and to sign any registration statement for the same offering covered by this Offering Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS OFFERING STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

SIGNATURE TITLE DATE

Nick Stagliano, Chairman, Chief Executive Officer and President and Director (Principal Executive Officer), May 7, 2007

Louis Digiaimo, Director, May 7, 2007

Nazz Productions, Inc.

FINANCIAL STATEMENTS

Interim Statement as of December 31, 2006
Unaudited

(Prepared by Management)

Nazz Productions, Inc.
BALANCE SHEETS
(unaudited)

	December 31 2006 $	December 31 2005 $	December 31 2004 $
ASSETS			
CURRENT ASSETS			
Cash and Equivalents	4,447	765	729
Total current assets	4,447	765	729
OTHER ASSETS			
Film investments	36,700	36,700	5,200
Intangible assets	200	200	200
FIXED ASSETS	300	300	300
Accumulated depreciation	(300)	(300)	(300)
Total assets	**41,347**	**37,665**	**6,129**
LIABILITIES AND STOCKHOLDERS' DEFICIENCY			
CURRENT LIABILITIES			
Accounts payable	129,945	84,193	53,880
Notes Payable (Note 5, 7)	250,185	241,185	30,710
Deferred Salary (Note 6)	60,000	0	0
Total current liabilities	440,130	325,378	84,590
Other Liabilities (Note 5)	200,000	0	0
Total liabilities	640,130	325,378	84,590
STOCKHOLDERS' DEFICIENCY			
Preferred stock $0.0001 par value (Note 4) 100,000 shares authorized None outstanding	1,000		
Common Stock at $0.0001 par value(Note 3) 500,000,000 shares authorized 50,000,000 shares issued and outstanding (1,000 December 31, 2005) (50,000,000 December 31, 2006)	100	100	100
Retained Earnings (Deficit)	(599,883)	(287,813)	(78,561)
Total stockholders' deficiency	(598,783)	(287,713)	(78,461)
Total liabilities and stockholders' deficiency	**41,347**	**37,665**	**6,129**

Financial statements prepared by management
The accompanying notes are an integral part of these financial statements

Nazz Productions, Inc.
STATEMENT OF OPERATIONS
(unaudited)

	December 31 2006 $	December 31 2005 $	December 31 2004 $
REVENUE	13,100	14,448	19,871
OPERATING EXPENSES			
Selling, general and administrative	313,299	215,352	41,116
Income (loss) from operations	(300,199)	(200,904)	(21,245)
OTHER			
Interest expense	(11,940)	(8,897)	1,482)
Other income (expense)	69	549	(74)
PRE-TAX INCOME (LOSS)	(312,070)	(209,252)	(22,801)
NET INCOME (LOSS)	(312,070)	(209,252)	(22,801)
NET LOSS PER COMMON SHARE	(.006)	(209.25)	(22.80)
Basic	50,000,000	1,000	1,000
AVERAGE OUTSTANDING SHARES	(.006)	(209.25)	(22.80)
Basic and fully diluted	50,000,000	1,000	1,000

Financial statements prepared by management

The accompanying notes are an integral part of these financial statements

Nazz Productions, Inc.
STATEMENT OF CASH FLOWS
(unaudited)

	December 31 2006 $	December 31 2005 $	December 31 2004 $
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Income (Loss)	(312,070)	(209,252)	(22,801)
Adjustments to reconcile net loss to net cash provided by operating activities			
Depreciation	0	0	0
Increase (Decrease) in Accounts Payable	46,752	30,313	25,049
Increase (Decrease) in Deferred Salary	60,000	0	0
Net Cash Provided (Used) in Operations	(205,318)	178,939	25,049
CASH FLOWS FROM INVESTING ACTIVITIES			
Acquisition of film assets	0	(31,500)	0
CASH FLOWS FROM FINANCING ACTIVITIES			
Increase (decrease) in notes payable	209,000	210,475	(6,115)
NET INCREASE IN CASH	3,682	36	(3,867)
CASH AT BEGINNING OF PERIOD	765	729	4,596
CASH AT END OF PERIOD	4,447	765	729

Financial statements prepared by management

The accompanying notes are an integral part of these financial statements

The financial statements present fairly, in all material respects, the financial position of Nazz Productions, Inc. as of December 31, 2006 and the result of its operations for the year in conformity with accounting principles generally accepted in the United States of America.

Nazz Productions, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. THE COMPANY

The Company was organized in the jurisdiction of the state of Pennsylvania on April 2, 1990 as NAZZ Productions, Inc.

The Company's authorized share capital consists of 500,000,000 shares of common stock at a par value of $0.0001 and 100,000 shares of preferred stock at a par value of $0.0001. At December 31, 2006, the Company had 50,000,000 shares of common stock issued and outstanding.

On October 24, 2006 the Company designated 100,000 shares of Preferred Stock as Series A Preferred. Each issued and outstanding Preferred Share shall be entitled to the number of votes equal to the result of: (i) the number of shares of common stock of the Company (the "Common Shares") issued and outstanding at the time of such vote multiplied by 1.10; divided by (ii) the total number of Preferred Shares issued and outstanding at the time of such vote, at each meeting of shareholders of the Company with respect to any and all matters presented to the shareholders of the Company for their action or consideration, including the election of directors. Except as provided by law, holders of Preferred Shares shall vote together with the holders of Common Shares as a single class. As of December 31, 2006 there were 100,000 shares of Series A Preferred Stock outstanding.

The Company is engaged in the marketing and distribution of entertainment media, specifically films. Product distribution is direct to users.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Accounting Methods</u>
This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management which is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

Property and Equipment
Property and equipment is stated at cost. Depreciation is provided utilizing the straight line method over the estimated useful lives of the assets, ranging from five to fifteen years.

Investment in Films and Television Programs
Investment in films and television programs includes the unamortized costs of completed films and television programs which have been produced by the Company or for which the Company has acquired distribution rights, libraries acquired as part of acquisitions of companies, films and television programs in progress and in development and home video product inventory.

For films and television programs produced by the Company, capitalized costs include all direct production and financing costs, capitalized interest and production overhead. For acquired films and television programs, these capitalized costs consist of minimum guarantee payments to acquire the distribution rights.

Costs of acquiring and producing films and television programs and of acquired libraries are amortized using the individual-film-forecast method, whereby these costs are amortized and participation and residual costs are accrued in the proportion that current year's revenue bears to management's estimate of ultimate revenue at the beginning of the current year expected to be recognized from the exploitation, exhibition or sale of the films or television programs.

Ultimate revenue includes estimates over a period not to exceed ten years following the date of initial release or from the date of delivery of the first episode for episodic television series. For titles included in acquired libraries, ultimate revenue includes estimates over a period not to exceed twenty years following the date of acquisition.

Investment in films and television programs is stated at the lower of amortized cost or estimated fair value on an individual film basis. The valuation of investment in films and television programs is reviewed on a title-by-title basis, when an event or change in circumstances indicates that the fair value of a film or television program is less than its unamortized cost. The fair value of the film or television program is determined using management's future revenue and cost estimates and a discounted cash flow approach. Additional amortization is recorded in the amount by which the unamortized costs exceed the estimated fair value of the film or television program. Estimates of future revenue involve measurement uncertainty and it is therefore possible that reductions in the carrying value of investment in films and television programs may be required as a consequence of changes in management's future revenue estimates.

Films and television programs in progress include the accumulated costs of productions, which have not yet been completed by the Company.

Films and television programs in development include costs of acquiring film rights to books, stage plays or original screenplays and costs to adapt such projects. Such costs are capitalized and, upon commencement of production, are transferred to production costs. Projects in development are written off at the earlier of the date they are determined not to be recoverable or when abandoned, or three years from the date of the initial investment.

Film Investments consist of:

- $400 for *The 24th Day* and is the remainder of the original investment for 1 unit of the LLC and was used for production costs associated with producing that film. This picture was completed and released as previously stated.
- $36,300 for *Nebraska Fish and Game* and consists of money spent to acquire the literary rights to the screenplay from the writer. This picture is currently in development.

Film Costs

Film costs include costs to 1) acquire rights or films, 2) project development (the process whereby underlying material, such as a book, manuscript or screenplay, are made ready for production into a motion picture by creating a finished screenplay which takes in to account the desires of the creative elements as well as the constraints of the budget and production schedule), 3) project packaging (the process whereby creative elements, such as directors and actors, are attracted to and agreements are made for them to perform their services in connection with the picture), and/or 4) produce feature motion pictures.

Production costs mainly consist of acquisition costs, salaries, equipment, and overhead. Production costs in excess of the amounts reimbursable by the actual production entity are capitalized. Once production on a particular film project commences, Nazz begins to derive producer fees. Nazz's primary source of revenue is motion picture production fees. Production costs capitalized on a particular film project are amortized in the proportion that the revenue received during a period bears to the anticipated total gross revenues for that film. Estimates of anticipated total gross revenues for all film projects are reviewed periodically and revised when necessary. Un-amortized film production costs are also compared with net realizable value each reporting period on a film-by-film basis. If estimated gross revenues are not sufficient to recover the un-amortized film production costs, the un-amortized film production costs are written down to their estimated net realizable value.

During 2007, the Company expects to amortize 30% of capitalized costs attributable to completed films. The Company is required to amortize film costs using the individual-film-forecast method. The method amortizes or accrues film costs as the ratio of current period actual revenue to estimated remaining unrecognized ultimate revenue (as of the beginning of the current fiscal year).

Through the end of 2009, the Company expects that 80% of capitalized film costs for released films will be amortized. By the end of 2010, more than 80% of such costs are expected to have been amortized.

Exploitation Costs
All exploitation costs, including marketing costs, are expensed as incurred.

Participation Costs
Estimates of unaccrued ultimate participation costs, if any, are used in the individual-film-forecast-computation to arrive at current period participation cost expense. Participation costs are determined using assumptions that are consistent with Nazz's estimates of film costs, exploitation costs, and ultimate revenue. If, at any balance sheet date, the recognized participation costs liability exceeds the estimated unpaid ultimate participation costs for an individual film, the excess liability is reduced with an offsetting credit to unamortized film costs. To the extent that an excess liability exceeds unamortized film costs for a film, it is credited to income. Participation costs are not currently a factor on any of Nazz's film projects.

During 2007 the Company does not expect to pay any costs related to accrued participation liabilities.

Revenue Recognition
Revenue from the distribution of motion pictures is recognized as earned under the criteria established by SOP 00-2. Nazz's revenue cycle is generally one to three years, with the expectation that substantially all revenue will be recognized in the first two years of individual motion pictures. In accordance with SOP 00-2, Nazz considers revenue earned when all of the following have occurred:

- Nazz has a valid sale or licensing agreement in place.
- The motion picture is complete and in accordance with the agreement with the customer.
- The motion picture has been delivered or is deliverable.
- The license period has begun.
- The revenue is fixed or determinable and collection is reasonably assured.

The Company recognizes revenue from the development, production, and production services earned under the criteria established by SOP 00-02 as follows:

1. Producers Fees - Producer fees are recognized upon receipt of the fees and delivery of the related services. If upon receipt of the fees all services have not been provided, the fees are deferred and recognized as the services are performed;

2. Royalties - Royalty and profit participation are recognized when the amounts are known and the receipt of the royalties is reasonably assured. Accordingly, recognition generally occurs upon receipt (usually quarterly or semi-annually); and

3. Producer Development, Production Service Fees and Film Distribution Fees - As these services are provided, these fees are invoiced by the Company to the third party

financiers and producers and are recognized when the amount has been determined and receipt is reasonably assured.

Though currently our revenue and expenses are not material for any activities outside of motion picture production and distribution, the Company intends to report as separate assets on the entity's balance sheet if and when any revenues or expenses for outside activities become material. The Company currently does not anticipate any material events outside of motion picture production and distribution in the upcoming operating cycle.

Revenue from the sale or licensing of films and television programs is recognized upon meeting all recognition requirements of Statement of Position (SoP) 00-2 "Accounting by Producers or Distributors of Films". Revenue from the theatrical release of feature films is recognized at the time of exhibition based on the Company's participation in box office receipts. Revenue from the sale of videocassettes and digital video disks ("DVDs") in the retail market, net of an allowance for estimated returns and other allowances, is recognized on the later of shipment to the customer or "street date" (when it is available for sale by the customer). Under revenue sharing arrangements, rental revenue is recognized when the Company is entitled to receipts and such receipts are determinable. Revenues from television licensing are recognized when the feature film or television program is available to the licensee for telecast. For television licenses that include separate availability "windows" during the license period, revenue is allocated over the "windows". Revenue from sales to international territories are recognized when access to the feature film or television program has been granted or delivery has occurred, as required under the sales contract, and the right to exploit the feature film or television program has commenced.

Stock Based Compensation

In 1995, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based Compensation. As permitted by this Standard, the Company measures compensation cost using the intrinsic value-based method of accounting prescribed by the Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. In 2004, FASB issued a revision of FASB Statement No. 123. This Statement supersedes APB Opinion No. 25 and its related implementation guidance. This revised pronouncement requires that all stock options and warrants be accounted for using the fair value method. This pronouncement will have the effect of future stock-based compensation resulting in a fair value charge to the Company commencing in fiscal 2006. At September 30, 2006, the Company has not incurred any stock based compensation.

Basic and diluted Net Income (Loss) Per Share

Net loss per share is provided in accordance Financial Accounting Standards No. 128 (FAS No. 128) "Earning Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted-average number of common shares during the period. Diluted loss per share reflect the per share amount that would have resulted if dilutive common stock equivalents had been converted to common stock. No stock options were available or granted during the periods presented.

Dividend Policy
The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception and it is unlikely that dividends will be paid in the foreseeable future.

Income Taxes
The company recognizes deferred tax liabilities and assets based on the differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

Financial Instruments
The carrying amounts of financial instruments are considered by management to be their estimated fair value.

Estimates and Assumptions
Management used estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, disclosure of contingent asset and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

Recent Accounting Pronouncements
The Company does not expect that the adoption of recent accounting pronouncements will have a material impact on its financial statements.

3. COMMON STOCK
In 1990 the Company issued 1,000 shares of common stock to the founder of the Company. On October 25, 2006 the Company effectuated a 50,000:1 forward split. As of December 31, 2006 there were 50,000,000 shares of common stock issued and outstanding thereafter.

4. PREFERRED STOCK
On October 24, 2006 the Company designated 100,000 shares of Preferred Stock as Series A Preferred. Each issued and outstanding Preferred Share shall be entitled to the number of votes equal to the result of: (i) the number of shares of common stock of the Company (the "Common Shares") issued and outstanding at the time of such vote multiplied by 1.10; divided by (ii) the total number of Preferred Shares issued and outstanding at the time of such vote, at each meeting of shareholders of the Company with respect to any and all matters presented to the shareholders of the Company for their action or consideration, including the election of directors. Except as provided by law, holders of Preferred Shares shall vote together with the holders of Common Shares as a single class. As of December 31, 2006 there were 100,000 shares of Series A Preferred Stock outstanding.

5. NOTES PAYABLE

Over the course of the Company's life, Mr. Nick Stagliano (the Company's Founder/CEO/Chairman) has advanced funds to the Company. As of September 30, 2006 advances made by Mr. Stagliano (or affiliates) total approximately $100,000. There are no preliminary agreements or understandings with respect to loans or advances to the Company from Mr. Stagliano and Mr. Stagliano may demand payment of the advances at any time.

In 2005, the Company executed a Note in favor of the Otto Law Group of Seattle Washington. This Note was in an original principal amount of $150,000 with a maturity date of September 2006. In September 2006, the Company and Otto Law Group mutually agreed to cancel that Note and the Company executed a new Note in favor of the Otto Law Group with the same principal amount. This note is due in September, 2007.

On October 10, 2006, the Company issued a Note in favor of Pegasus Advisory Group, Inc. in the principal amount of $200,000 and bears interest at 2% per annum. The Note matures on October 10, 2008. Pursuant to an amendment to the Note dated January 2, 2007, at any time, Pegasus may convert, in whole or in part, the principal and accrued interest on the Note into shares of common stock of the Company based upon the conversion price of $0.05. The value of the services rendered was $200,000.

6. DEFERRED SALARY

Mr. Nick Stagliano, Chief Executive Officer of the Company, received no salary from inception of the Company through December 31, 2005. Beginning January 1, 2006, the Company agreed to pay Mr. Stagliano a salary of $5,000 per month. No salary has been paid to date. The Company intends to continue to accrue salary owed to Mr. Stagliano until such time as funds are available to satisfy this obligation.

7. RELATED PARTY TRANSACTIONS

Approximately $100,000 of the Company's notes payable are due to directors of the Company or affiliates of directors of the Company.

EXHIBIT 9

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT") OR APPLICABLE STATE SECURITIES LAWS. THE HOLDER HEREOF BY PURCHASING SUCH SECURITIES AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD, OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, OR (C) IF REGISTERED UNDER THE 1933 ACT AND APPLICABLE STATE SECURITIES LAWS.

$162,389

Nazz Productions, Inc.
(Incorporated Under the Laws of the State of Pennsylvania)

10% Secured Convertible Promissory Note
May 15, 2007

For value received, Nazz Productions, Inc., corporation ("Payor"), having an address of 214 Sullivan Street, 2C, New York, NY 10012, promises to pay to The Otto Law Group, PLLC, or its assigns ("Holder"), having an address of 601 Union Street, Suite 4500, Seattle, WA 98101, the principal sum of One hundred sixty-two thousand, three hundred eighty nine United States Dollars ($162,389), together with all accrued and unpaid interest thereon as set forth below.

Interest on the unpaid principal balance of this Note shall accrue at the rate of ten percent (10%) per annum compounded annually commencing on the date hereof, and shall be payable in a single installment at maturity as set forth below. All interest on this Note shall be computed daily on the basis of the actual number of days elapsed over a year deemed to consist of three hundred sixty-five (365) days.

If not automatically converted at an earlier date as provided below, (i) the entire unpaid balance of principal and all accrued and unpaid interest shall be due and payable fifteen months (15) months following the date hereof (the "Maturity Date"), or (ii) Holder, at its election, may:

(1) convert this Note on the Maturity Date into the number of shares of common stock of the Company (the "Common Stock") obtained by dividing (a) the outstanding principal balance of, and all accrued and unpaid interest on, this Note as of the date that is fifteen (15) days from the date written notice is given by Holder to Payor of Holder's election to convert this Note (the "Conversion Date") by (b) the product of 0.50 X the twenty (20) day average of the daily closing "bid" and "ask" prices of the Company's common stock as of the Conversion Date (the "Conversion Price Per Share").

Payor shall provide Holder with at least ten (10) days notice prior to the closing of any Sale of the Company. For the purposes of this Note, "Sale of the Company" shall mean (a) a sale or transfer of all or substantially all of the Company's assets or (b) the acquisition of the

Company by another entity by means of merger, consolidation or other transaction or series of related transactions resulting in the exchange of the outstanding shares of the Company's capital stock such that the Company's shareholders prior to such transaction own, directly or indirectly, less than fifty percent (50%) of the voting power of the surviving entity or the entity that owns 100% of the outstanding voting securities of such surviving entity.

At the closing of a Qualifying Equity Financing (as defined below) on or before the Maturity Date, the entire outstanding principal balance of, and all accrued and unpaid interest on, this Note may at the option of the Payor be converted into the number of shares of stock issued by Payor in such Qualifying Equity Financing as is obtained by dividing (a) the outstanding principal balance of, and all accrued and unpaid interest on, this Note as of the closing date of the Qualified Equity Financing by (b) the lower of the Conversion Price Per Share and the price per share of the stock issued in the Qualified Equity Financing. A "Qualified Equity Financing" shall mean an equity financing in which Payor sells equity securities and obtains gross cash proceeds in an amount not less than One Million Dollars ($1,000,000). If this Notc is automatically converted, written notice shall be delivered to Holder at the address of Holder first set forth above or at such other address as may be designated in writing by Holder, notifying Holder of the conversion, specifying the principal amount of the Note converted, the amount of accrued and unpaid interest converted, the date of such conversion and calling upon such Holder to surrender this Note to Payor in exchange for equity securities of Payor as provided herein, in the manner and at the place designated by Payor.

As promptly as practicable after the conversion of this Note, Payor at its expense will issue and deliver to Holder, upon surrender of this Note, a certificate or certificates for the number of full shares of equity securities issuable upon such conversion. The issuance of such equity securities shall be deemed to have been made, as applicable, either (i) immediately prior to the close of business on the date of the closing of the Qualified Equity Financing, or (ii) immediately prior to the close of business on the date which is fifteen (15) days from the date written notice is given by Holder to Payor of Holder's election to convert this Note into Common Stock, and the person or persons entitled to receive the shares of equity securities upon conversion of this Note shall be treated for all purposes as the record holder or holders of such shares of equity securities as of such date. No fractional shares of equity securities shall be issued upon payment of this Note. In lieu of Payor issuing any fractional shares to Holder, Payor shall pay to Holder the amount of outstanding principal and interest that is not paid in shares of equity securities, such payment to be made by check or in immediately available funds.

All payments of interest and principal shall be in lawful money of the United States of America, and shall be made in immediately available funds to Holder at the address first set forth above in this Note or to such other person or entity or at such other address as may be designated in writing by Holder. All payments shall be applied first to costs of collection, if any, then to accrued and unpaid interest, and thereafter to principal. Payor reserves the right to prepay this Note in whole or in part at any time or from time to time upon five (5) days' prior written notice to Holder (as provided above), without penalty, additional fees or premium.

Payor hereby waives demand, notice, presentment, protest and notice of dishonor.

If there is any default under this Note, and this Note is placed in the hands of an attorney for collection or is collected through any court, including any bankruptcy court, Payor promises to pay to Holder its reasonable attorneys' fees and court costs incurred in collecting or attempting to collect or securing or attempting to secure this Note, provided the same is legally allowed by the laws of the State of Washington.

If any provision, or portion thereof, of this Note, or the application thereof to any persons or circumstances shall to any extent be invalid or unenforceable, the remainder of this Note, or the application of such provision, or portion thereof, to any other person or circumstances shall not be affected thereby, and each provision of this Note shall be valid and enforceable to the fullest extent permitted by law.

This Note, including matters of construction, validity and performance, and the obligations arising hereunder, shall be construed in accordance with and otherwise governed in all respects by the laws of the State of Washington applicable to contracts made and performed in such state and any applicable law of the United States of America.

Failure of Holder to exercise any of its rights and remedies shall not constitute a waiver of the right to exercise the same at that or any other time. All rights and remedies of Holder for default under this Note shall be cumulative to the greatest extent permitted by law. Time is of the essence in the payment of all principal and interest on this Note and the performance of Payor's obligations hereunder.

Any of the terms of this Note (including, without limitation, the Maturity Date, the rate of interest, and the conversion features) may be waived or modified only in writing, signed by Payor.

PAYOR:

NAZZ PRODUCTIONS, INC.

By: Nick Stagliano
Name: Nick Stagliano
Its: Chief Executive Officer

EXHIBIT 10

OPERATING AGREEMENT

OF

FISH AND GAME, LLC

AGREEMENT made as of this ___ day of ____________________, by and among those persons who are listed on Schedule A hereto (each of those persons listed on Schedule A hereto is hereinafter referred to individually as a "Member" or collectively as the "Members").

W I T N E S S E T H :

WHEREAS, the Members desired to form a Delaware limited liability company named Fish and Game, LLC (hereinafter, the "Company") on the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the parties hereto hereby agree to the following intending to be legally bound thereby:

ARTICLE 1

MEMBERS, TERM, NAME, PURPOSE AND PLACE OF BUSINESS

1.1 Formation of the Company. Nazz Productions, Inc. (the "Manager") organized the Company pursuant to the Act, as hereinafter defined. The Certificate of Formation filed by Stagliano is hereby adopted and ratified by the Members. In the event of a conflict between the terms of this Operating Agreement and the terms of the Certificate of Formation, the terms of the Operating Agreement shall prevail.

1.2 Name. The name of the Company is Fish and Game, LLC. The business of the Company shall be conducted under such name or such other name as the Manager may designate in writing to the Members. Title to all assets of the Company shall be held in such name.

1.3 Purposes of the Company. The purposes of the Company shall be:

(a) to produce, exploit or otherwise distribute the theatrical motion picture currently entitled "Nebraska Fish and Game," as the same may be known from time to time, together with all the rights therein, whether copyrighted or not, or any other film in the Company's slate, which has been previously disclosed to the Members, the receipt of which is acknowledged (the "Film"); and

(b) to engage in such activities as may be permitted by the Delaware Limited Liability Company Law (the "Act") in connection with the purposes and intent of this Agreement.

1.4 Company Filings. The Manager (as hereinafter defined) shall execute and file all documents required by the Act to be filed in connection with the continuation of the Company and to preserve and maintain the limited liability of its Members.

1.5 Registered Office; Registered Agent. The street address of the Company's initial registered office in Delaware and the name of the Company's initial registered agent at such registered office are as set forth in the Certificate. The registered office and registered agent of the Company may be changed from time to time by complying with the procedures set forth in the Act.

1.6 Qualification in Other Jurisdictions. The Managers shall have the authority to cause the Company to be qualified, formed or registered under the assumed or fictitious name statutes, foreign qualification statutes or similar laws in New York, Pennsylvania and in any jurisdiction in which the Company transacts business in which the Managers deem such qualification, formation or registration to be necessary or desirable.

1.7 Place of Business. The principal place of business of the Company shall be c/o Nazz Productions, Inc., 126 Second Avenue, 3rd Floor, New York, New York 10003, or such other location as may be selected by the Manager from time to time. The Manager shall give notice to the Members of any change in the location of the principal place of business of the Company.

1.8 Term. The Company shall commence on the date of the filing of the Certificate of Formation and shall continue until dissolved and liquidated pursuant to the provisions of Article 8 hereof.

1.9 Fiscal Years. The fiscal year of the Company shall be the calendar year or such other fiscal year as the Manager shall determine pursuant to the provisions Sec. 706(b) of the Internal Revenue Code of 1986, as amended.

ARTICLE 2

CAPITAL CONTRIBUTIONS, CAPITAL ACCOUNTS

and PERCENTAGE INTERESTS

2.1 Interests of Members. Subject to Section 2.2.1 and to Articles 7 and 8 hereof, the respective interests of the Members ("Percentage Interest") in the Company shall be set forth in Schedule A.

2.2 Capital Contributions.

2.2.1 Upon execution of this Agreement, each Member shall have contributed to the Company cash ("Amount of Cash Investment") in the amount set forth opposite his or her respective name on Schedule A attached hereto.

2.2.2 Except as otherwise provided herein, no Member may withdraw any capital from the Company without the prior consent of the Manager.

2.2.3 Except as otherwise provided herein, no Member shall have the right to demand or receive property, other than cash, in return for a capital contribution or have priority over another Member, either as to the return of capital contributions or as to profits, losses or distributions, or as to compensation by way of income.

2.2.4 No Member shall be entitled to interest of any kind on its capital contribution.

2.2.5 Except as otherwise provided herein, no Member shall be required to contribute any additional cash or property to the capital of the Company.

2.2.6 In the event Manager desires to secure additional financing for the Film pursuant to its right under Article 3, Manager may seek such funds from any third party, in its sole discretion and in accordance with the terms set forth in the Agreement.

2.3 Capital Accounts. A capital account ("Capital Account") shall be maintained for each Member on the books of the Company in accordance with the provisions of Treasury Regulation Section 1.704-1(b)(2)(iv) as such regulation is in effect on the date hereof.

2.3.1 Subject to the last sentence of Section 2.3.3 below, the Capital Account of each Member shall be credited with (i) an amount equal to such Member's cash capital contributions and the fair market value of property contributed to the Company (net of liabilities secured by such property), and (ii) such Member's share of the Company's Net Profit and any item of gain specially allocated to such Member in accordance with Article 5 hereof, but for this purpose including income and gain exempt from tax.

2.3.2 Subject to the last sentence of Section 2.3.3, below, the Capital Account of each Member shall be debited by (i) the amount of cash distributions to such Member and the fair market value of property distributed to the Member (net of liabilities secured by such property), and (ii) such Member's share of the Company's Net Loss and any item of loss or expense specially allocated to such Member pursuant to Article 5 hereof, and of expenditures which are permitted to be neither capitalized nor deducted for tax purposes (including for this purpose losses or expenses which may not be deducted for tax purposes pursuant to either Section 267(a)(1), Section 709 or Section 707(b) of the Code.

2.3.3 Upon the transfer of an interest in the Company, the Capital Account of the transferor Member (as adjusted, if at all, as required by this Section 2.3.3) that is attributable to the transferred interest will be carried over to the transferee Member. The Capital Account will not be adjusted to reflect any adjustment under Section 743 of the Code. If (i) such transfer causes a termination of the Company for tax purposes within the meaning of Section 708(b)(1)(B) of the Code, or (ii) upon (1) the liquidation of the Company, (2) the liquidation of a Member's interest in the Company, (3) the distribution of money or property to a Member, or (4) the contribution of money or property to the Company by a new or existing Member as consideration for an interest in the Company, adjustments shall be made to the Members' Capital

Accounts in the following manner. Any property of the Company which is not sold in connection with such event shall be valued at their then fair market value. Such fair market value shall be used to determine both the amount of gain or loss which would have been recognized by the Company if the property had been sold for such fair market value (subject to any debt secured by the property) at such time, and the amount of Net Cash Flow (hereinafter defined) which would have been distributable by the Company pursuant to Article 4 if the property had been sold at such time for said fair market value (less the amount of any debt secured by the property). The Capital Accounts of the Members shall be adjusted to reflect the allocation of such hypothetical gain or loss (in accordance with Article 5). The Capital Accounts of the Members (or of a transferee of a Member) shall thereafter be adjusted to reflect the Member's share of "book items" rather than tax items in accordance with Treasury Regulation Sections 1.704-1(b)(2)(iv)(g) and 1.704(b)(4)(i) and subsequent allocations of income, gain, loss and deductions shall be made as necessary so as to take account of the variation between the adjusted tax basis and the fair market value of such property in accordance with Section 704 of the Code.

2.3.4 For purposes of Section 2.3.3, (A) the term "liquidation of the Company" shall mean (1) a termination of the Company effected in accordance with Article 8, but only if the Company ceases to be a going concern and is continued in existence solely to wind-up its affairs, or (2) a termination of the Company pursuant to Section 708(b)(1) of the Code, and (B) the term "liquidation of a Member's interest in the Company" shall mean the termination of the Member's entire interest in the Company effected by a distribution, or a series of distributions, by the Company to the Member.

2.3.5 The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with the Treasury Regulations promulgated under Section 704 of the Code (the "Regulations"), and shall be interpreted and applied in a manner consistent with such Regulations. In the event the Manager shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto, are computed in order to comply with such Regulations, the Manager may make such modification after notifying all other Members in writing of the intent to so modify the Capital Accounts and provided further that no Member objects in writing to such modification within ten days of such notice.

2.4 Manager's Liability for Capital. The Manager shall have no personal liability for the return of any capital contributions to the Members or to compensate a negative balance in the Capital Account of any Member existing at any time.

2.5 Limited Liability. The Members shall not have any personal liability for the liabilities or obligations of the Company except to the extent of their capital contributions set forth in Schedule A, and the Members shall not be required to make any further or additional contributions to the Company or to lend or advance funds to the Company for any purpose. Notwithstanding the foregoing, (i) if any court of competent jurisdiction holds that distributions (or any part thereof) received by a Member pursuant to the provisions hereof constitute a return of capital and directs that a Member pay such amount (with or without interest thereon) to or for the account of the Company or any creditor thereof, such obligation shall be the obligation of said Member and not of any other Member or the Company, and (ii) a Member shall indemnify and hold harmless the Company and each Member from any liability or loss incurred by virtue of the assessment of any tax with respect to such Member's allocable share of the profits or gain of the Company.

2.6 No Interest on or Right to Withdraw Capital Contributions. No interest shall be paid by the Company on capital contributions or on the balance in any capital account and no Member shall have the right to withdraw his capital contributions or to demand or receive a return of his capital contribution.

ARTICLE 3

MANAGEMENT

3.1 Management Powers of the Manager.

3.1.1 The Manager of the Company shall be Nazz Productions, Inc. (the "Manager"). The Manager shall have the full and exclusive power to manage and control the day-to-day business and affairs of the Company, including without limitation, the exclusive right to secure additional financing for the Film from third parties on terms it deems appropriate in its sole and absolute discretion and the right to sell the Film to a distribution company or third party selected by the Manager. The Manager shall have all necessary and appropriate powers to carry out the purposes of the Company, including, without limitation, the power:

(a) to negotiate, execute, deliver and perform on behalf and in the name of the Company any and all contracts (including, without limitation, any agreements relating to the production, exploitation or distribution of the Film), assignments, leases, subleases, promissory notes and other evidences of indebtedness, financing statements, security agreements, stock powers, and any and all other instruments necessary or incidental to the business of the Company and the financing thereof;

(b) to borrow money, without limit as to amount, and to secure the payment thereof by mortgage, pledge, or assignment of, or security interest in, all or any part of the assets then owned or thereafter acquired by the Company;

(c) to engage and terminate the services of any employee;

(d) to establish, maintain and draw upon checking and other accounts of the Company in such bank or banks as the Manager may from time to time select;

(e) to execute any notifications, statements, reports, returns or other filings that are necessary or desirable to be filed with any state or Federal agency, commission or authority; and

(f) to execute, acknowledge and deliver any and all documents and instruments deemed appropriate to carry out any of the foregoing or the purposes and intent of this Agreement.

3.1.2 In dealing with the Manager, no persons shall be required to inquire into, and all persons are entitled to rely conclusively on, the authority of the Managers to bind the Company All decisions made by the Manager relating to the control and management of the business and affairs of the Company and the production, distribution and exploitation of the Film shall be made by the Manager in its sole and absolute discretion.

3.1.3 The Manager shall use ordinary care and reasonable diligence in carrying out the affairs of the Company. The Manager shall not be liable to the Members for any negligence on behalf of the Company or for any loss due to the negligence, fraud or willful misconduct of any employee, broker or agent of the Company who was selected, engaged or employed by the Manager. The Manager may consult with legal counsel selected by it on matters relating to the Company, and any action taken or omitted to be taken by it in good faith in reliance and in accordance with the opinion or advice of such counsel shall be full protection and justification to it with respect to the action taken or omitted to be taken.

3.1.4 The Manager shall carry on, manage and conduct the Company business and shall devote so much of his time thereto as shall be reasonably necessary. The Manager shall not be obligated to devote all of his time and effort to the Company and its affairs.

3.1.5 All deeds, bills of sale, mortgages, leases, contracts of sale, bonds, notes, or other contracts, documents, agreements, instruments or writings shall bind the Company and be effective for all uses and purposes if signed on behalf of the Company by the Manager acting alone.

3.1.6 The Manager shall have no obligation to offer any Member the right to invest in any other motion picture film project of the Company, including any prequel or sequel to the Film.

3.2 <u>The Members Have No Management Powers</u>.

3.2.1 No Member (other than the Manager) shall have any right to participate in the management of, or to manage, the Company or its business, and no power to bind the Company or to act on behalf of the Company in any manner whatsoever, except as specifically authorized by this Agreement.

3.3 <u>Compensation of the Manager; Reimbursement for Expenses</u>.

3.3.1 All costs and expenses actually incurred in connection with the organization of the Company and the ongoing operation or management of the business of the Company shall be borne by the Company.

3.3.2 The Company shall reimburse the Manager for all actual and reasonable out-of-pocket costs and expenses incurred by the Manager in connection with the organization and business of the Company.

3.4 <u>Certain Representations and Warranties</u>. The Manager hereby represents and warrants to the other Members, and agrees that:

3.4.1 The Manager has acquired for the Company the completed entire and exclusive silent, sound, synchronized and talking motion picture rights in and to the material upon which the Film is based and the material, including sound, dialogue and musical compositions, used therein, titles and texts therein, together with the sole, complete, entire and exclusive distribution (including home, free and/or paid television), performances, film television, exhibition and reproduction rights in synchronization with recorded sound, dialogue and music (subject only to the rights of performing rights societies), in and to the Film, together with the right to use such material in publicizing, advertising and exploiting the Film. The Manager further warrants that he has conveyed to the Company the right to use all names and characters in the Film.

3.4.2 The Manager shall comply with all union and guild regulations and/or collective bargaining agreements and with all applicable laws in producing the Film.

3.5 Indemnification. The Manager and its agents and affiliates shall be indemnified and held harmless by the Company (but not by any Member except to the extent of their capital contributions) to the fullest extent permitted by law from and against any and all claims, demands, liabilities, costs, damages and causes of action of any nature whatsoever arising out of or in connection with the transactions contemplated by this Agreement or the Manager's management of the Company's affairs. The indemnification authorized by this Section shall include, without limitation, payment of (i) reasonable attorneys' fees or other expenses incurred in connection with settlement or in defense of any legal proceeding and (ii) the removal of any liens affecting the property of the indemnitee. Such attorneys' fees and expenses shall be paid by the Company as they are incurred upon receipt, in each case, of an undertaking by or on behalf of the indemnified person to repay such amounts if it is ultimately determined that such person is not entitled to indemnification with respect thereto. The indemnification rights contained in this Section shall be cumulative of, and in addition to, any and all rights, remedies and recourses to which the Manager, its agents and affiliates may be entitled, whether pursuant to the provisions of this Agreement, at law or in equity. Indemnification hereunder shall be made from assets of the Company and no Member shall be personally liable to any indemnitee.

3.6 Members May Engage in Other Activities. The Members (including the Manager) and their affiliates shall have the right to engage in any other business (including, but not limited to, acting as a member, manager, partner, shareholder, officer or director in any other entity formed for purposes similar to the purposes of the Company) and to compete directly or indirectly, with the business of the Company, and neither the Company nor any Members shall have any rights or claims as a result of such activities. The Members hereby waive any and all rights and claims which they may otherwise have against the other Members and their affiliates as a result of any of such activities.

3.7 Reserves. The Company shall maintain reserves in an amount determined by the Manager. The Manager may establish or increase a cash reserve as the Manager reasonably may believe necessary to meet anticipated and/or contingent Company obligations and/or accrued expenses.

3.8 Certain Tax Matters.

3.8.1 The Manager shall engage an accountant to prepare at the expense of the Company all tax returns and statements, if any, which must be filed by or on behalf of the Company.

3.8.2 The Manager shall be the "tax matters partner" of the Company as defined in Section 6231(a)(7) of the Code, shall perform all duties imposed by Sections 6222 through 6232 of the Code and shall have the power to take all actions contemplated by such sections.

3.8.3 The Manager agrees to use its best efforts to meet all requirements of the Code and currently applicable regulations, rulings and other procedures of the Internal Revenue Service to ensure that the Company will be classified for Federal Income tax purposes as a partnership and not as an association taxable as a corporation.

3.9 Meetings. Meetings of the Members shall be held once per calendar year, but the failure to hold such meetings shall not affect any matter approved or undertaken by the Manager or the Company in compliance with the terms of this Agreement and shall not subject the Manager or the Company to any liability other than an injunction to hold such a meeting. A Member holding at least fifty (50%) percent of the Percentage Interests also has the right to call a meeting of Members on not less than fourteen (14) days' written notice. Each Member will have the right to vote upon or consent to such matters as shall be required by the Act and upon any amendments to the Certificate of Formation of the Company or any amendment or modification this Agreement in accordance with Section 11.1 below. Except as set forth in the Act or in this Agreement, the approval, adoption, consent or ratification by the Members as to any matter shall require the affirmative vote or consent of those Members that hold more than fifty (50%) percent of the Percentage Interests that at the time are issued and outstanding.

ARTICLE 4

CASH DISTRIBUTIONS

4.1 Company Funds. All funds received by the Company shall be utilized for Company purposes as determined by the Manager in the best interest of the Company. Until required for the Company's business, all Company funds shall be deposited and maintained in such accounts in such banks or other financial institutions as shall be selected by the Manager or shall be invested in securities of the United States government, certificates of deposit or money market funds designated by the Manager. The Manager or its designee shall have the right to draw checks payable in such funds and make, deliver, accept and endorse negotiable instruments in connection with the Company's business.

4.2 Net Cash Flow. Subject to the provisions of Section 4.4, the Manager shall distribute or cause to be distributed to the Members, not less often than annually, in accordance with Section 4.3, the excess, if any ("Net Cash Flow"), of:

4.2.1 The aggregate amount of all income and receipts of all kinds received by or for the account of the Company from all sources, including (a) the exploitation or other distribution of the Film and (b) insurance receivables, all as determined on a cash basis, *less*

4.2.2 All cash disbursements of the Company including (a) all amounts paid or payable to produce the Film, including all participations, royalties and deferments for which the Company is liable, (b) all amounts actually paid to arrange for the exploitation or other distribution of the Film (including all legal fees and expenses to enforce any distribution arrangements), (c) all costs to form the Company (including the costs and expenses of the preparation of this Agreement), (d) operating costs and an adequate reserve for operating costs to be incurred in the next six months on a basis consistent with the Company's prior practices, (e) any taxes imposed on the Company, (f) payment of interest and principal on any loans when and if due, (g) legal and accounting fees incurred in connection with the Company business; and (h) amounts reserved in accordance with Section 3.8. If the Manager shall determine that any reserve described above is no longer necessary, funds so reserved shall be distributed to the Members in the same proportion which would have been determined if such funds had been distributed pursuant to Section 4.3 at the time of placement in the reserve.

4.3 Allocation of Net Cash Flow. Net Cash Flow distributable in accordance with Section 4.2 shall be distributed on a quarterly basis, within sixty days after the end of each quarter, commencing ninety days after the initial receipt of revenues from the Film as follows:

4.3.1 First, to the Members in proportion to their Percentage Interest in the Company on a pari passu basis, an amount equal to: (a) one hundred fifteen percent (115%) of their Capital Contribution to the Company if the Member became a Member of the Company prior to Manager raising over Five Hundred Thousand Dollars ($500,000.00) ("Class A"); or (b) one hundred ten percent (110%) of their Capital Contribution to the Company if the Member became a Member of the Company after Manager raised more than Five Hundred Thousand Dollars ($500,000.00) ("Class B"). For purposes of clarity, all Class A and Class B Members shall be listed in the attached Schedule A and appropriately designated.

4.3.2 Next, if any, to the Deferral Participants, as defined below and as set forth in Schedule B attached hereto, on a pari passu basis in an amount not to exceed One Hundred Thousand Dollars ($100,000.00) Dollars in the aggregate. Deferral Participants shall mean the persons or entities entitled to receive an interest in profits in respect of services, goods or other property provided to the Company on a deferred compensation basis, i.e., in exchange for a portion of the Net Cash Flow, if any, distributable pursuant to this Article 4. Deferral Participants shall be determined by the Manager in its sole discretion and shall be added to Schedule B attached hereto as such determinations are made. Deferral Participants shall be limited solely to the amount of distributions from the Company as set forth in this Section 4.3.2 and shall not be entitled to any benefits or have any rights as a Member of the Company pursuant to this Agreement or the Act.

4.3.3 Next, fifty percent (50%) to the Members on a pari passu basis in proportion to their Percentage Interests in the Company and fifty percent (50%) to the Manager. In the event of Third Party Profit Participants, as defined below and as set forth in Schedule C attached hereto, Third Party Participants shall be paid on a pari passu basis from Manager's 50% Net Cash Flow. Third Party Profit Participants shall mean the persons or entities entitled to share in a portion of the Net Cash Flow, if any, pursuant to this Article 4. Third Party Profit Participants shall be determined by the Manager in its sole discretion and shall be added to Schedule C attached hereto as such determinations are made. Third Party Profit Participants shall be entitled solely to receive distributions referred to in Section 4.3.3 and shall not be entitled to any benefits or have any rights as a Member of the Company pursuant to this Agreement or the Act.

4.4 Limitation on Distributions. Notwithstanding Section 4.3, Net Cash Flow from a transaction which is a part of the liquidation of the Company in accordance with Section 8.2, together with other funds remaining to be distributed at such time, shall be distributed to the Members in accordance with Section 4.3 no later than the later of (a) the end of the taxable year of the Company in which such liquidation occurs or (b) within 90 days after the date of such liquidation event, after payment of all Company liabilities and expenses (or adequate provision therefor), except that in no event shall the distribution to a Member exceed the positive balance in such Member's Capital Account after giving effect to all allocations to such Member under Article 5 of Net Profits and Net Losses, so that liquidation proceeds shall be distributed in accordance with each Member's positive Capital Account balance (within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(b) as in effect on the date hereof).

4.5 Tax Distributions. To the extent that the distributions made pursuant to Section 4.3 above in any fiscal year have not been sufficient to do so, the Manager shall use its best efforts to cause the Company to distribute to the Members within 90 days after the end of each fiscal year an amount of cash which, together with all distributions of Net Cash Flow made with respect to that fiscal year, is sufficient to enable the Members to fund their Federal, state, local and foreign income tax liabilities attributable to their respective distributive shares of the taxable income of the Company for that fiscal year, in each case based on the assumption that all Members are subject to tax at the highest combined Federal, state and local tax rate applicable to corporate taxpayers located in Delaware. Nothing in this Section shall require the Manager or the Company to borrow money in order to pay the Members for any tax obligations, nor shall any Member be required to make a capital contribution to the Company for such purpose. Notwithstanding anything to the contrary herein, Deferral Participants and Profit Participants shall have no rights to any distributions under this Section 4.5.

ARTICLE 5

ALLOCATION OF TAXES; SPECIAL ALLOCATIONS

5.1 Definition of Net Profits and Net Losses. "Net Profits" or "Net Losses", as the case may be, shall mean, for any fiscal year of the Company, the net profit or net loss of the Company determined for Federal income tax purposes, but including as an item of income or gain any such item which is earned by the Company during such year and is exempt from Federal income tax, and deducting the amount of any expenditures incurred by the Company during such fiscal year that are described in Section 705(a)(2)(B) of the Code or the corresponding provisions of any subsequent law and excluding any items that are specially allocated under Section 5.4 hereof.

5.2 Allocation of Net Profits. Subject to Section 5.4, for each fiscal year of the Company, Net Profits shall be allocated to the Members as follows:

5.2.1 First, to Members who were allocate Net Losses under 5.3.3 in the ratio and to the extent losses were so allocated so as to offset all such previously allocated Net Losses with Net Profit allocations.

5.2.2 Second, to Members who were allocated Net Losses under 5.3.2 in the ratio and to the extent Net Losses were so allocated so as to offset all such previously allocated losses with Net Profit allocations.

5.2.3 Third, to the Members in accordance with distributions under Section 4.3.1.

5.2.4 Fourth, to the Deferral Participants in accordance with distributions under Section 4.3.2.

5.2.5 Fifth, to the Members and the Manager in accordance with distributions under Section 4.3.3.

5.2.6 Sixth, to the Profit Participants in accordance with distributions under Section 4.3.3.

5.3 Allocation of Net Losses. Subject to Section 5.4, for each fiscal year of the Company, Net Losses shall be allocated to the Members as follows:

5.3.1 First, to the Members in the ratio and to the extent Net Profits were previously allocated to such Members so as to offset all previously allocated Net Profits with Net Loss allocations.

5.3.2 Second, to Members with positive Capital Account balances in the ratio and to the extent of such positive balances until no Member has a positive Capital Account balance.

5.3.3 Third, to Members in proportion to their Percentage Interests; and

5.3.4 Notwithstanding the foregoing, if the allocation of Net Loss to a Member would create or increase a Qualified Income Offset Amount (as hereinafter defined in Section 5.4.4), there shall be allocated to such Member only that amount of Net Loss as will not create or increase a Qualified Income Offset Amount. In the event some but not all of the Members would have a Qualified Income Offset Amount as a consequence of an allocation of Net Loss, the limitation set forth in this Section 5.3.4 shall be applied on a Member-by-Member basis so as to allocate the maximum permissible Net Loss to each Member under Treasury Regulation Section 1.704-1(b)(2)(ii)(d).

5.4 Special Allocations.

5.4.1 If at any time other than the end of a fiscal year of the Company a Member shall withdraw from or be admitted to the Company, or shall transfer all or a part of its interest in the Company, or a shift in the Percentage Interest of the Members shall occur as the result of any other occurrence, the allocable share of the various items of Company income, gain, loss, deduction and credit shall be allocated, to the extent permitted by the Code, among the Members in the same ratio as the number of days in the year respectively before and after the transfer or shift is recognized by the Company bears to the actual number of days in the entire fiscal year.

5.4.2 Notwithstanding any other provision of this Agreement to the contrary, if there is a net decrease in Company Minimum Gain (determined in accordance with Treasury Regulation Section 1.704-2(d) as if the Company were a partnership) during any fiscal year of the Company, then there shall be specially allocated to each Member items of Company income and gain for such year (and, if necessary, subsequent fiscal years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain (determined in accordance with Treasury Regulation Section 1.704-2(g) as if the Company were a partnership). The items to be so allocated shall be determined in accordance with Treasury Regulation Section 1.704-2(f)(6) and 1.704-2(j)(2)(i) and (iii). This Section 5.4.2 is intended to comply with the minimum gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

5.4.3 Notwithstanding any other provision of this Agreement to the contrary, if there is a net decrease in Member Minimum Gain during any fiscal year, then each Member shall be specially allocated items of Company income and gain for such year (and, if necessary, for subsequent fiscal years) in an amount equal to that Member's share, if any (determined in accordance with Treasury Regulation Section 1.704-2(i)(4)), of the net decrease in Member Minimum Gain. The items to be so allocated shall be determined in accordance with the provisions of Treasury Regulation Section 1.704-2(i)(4) and 1.704-2(j)(2)(i). As used herein, the term "Member Minimum Gain" shall have the same meaning ascribed to partner non-recourse debt minimum gain, determined in accordance with Treasury Regulation Sections 1.704-2(i)(2) and 1.704-2(i)(3). This Section 5.4.3 is intended to comply with the minimum gain chargeback requirement in Treasury Regulation Section 1.704-2(i) and shall be interpreted consistently therewith.

5.4.4 If during any fiscal year of the Company any Member receives any adjustment, allocation or distribution described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), (5) or (6) and, as a result of such adjustment, allocation or distribution, such Member has a Qualified Income Offset Amount (as hereinafter defined), then a pro rata portion of each item of Company income and gain (including gross income) for such fiscal year or other period (and, if necessary, for subsequent fiscal years) shall (prior to any Net Profits allocation pursuant to Section 5.1 hereof) be allocated to such Member in an amount and manner sufficient to eliminate such Qualified Income Offset Amount as quickly as possible; provided, however, that any allocation of income or gain under this sentence shall be required only if and to the extent that such Member would have a Qualified Income Offset Amount after all other allocations provided for in this Agreement have been tentatively made as if this Section 5.4.4

were not contained herein. As used herein, the term "Qualified Income Offset Amount" for a Member means the excess, if any of (x) the negative balance a Member has in its Capital Account taking into account the adjustments, allocations or distributions described in the preceding sentence, over (y) the maximum amount that it is obligated (or is deemed to be obligated) to restore to the Company as determined in accordance with Treasury Regulation Sections 1.704-1(b)(2)(ii)(c), 1.704-2(g)(1) and 1.704-2(i)(5). This Section 5.4.4 is intended to satisfy the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

5.4.5 Notwithstanding any other provision of this Agreement to the contrary, Company losses, deductions, and Code Section 705(a)(2)(B) expenditures that are attributable to a particular Member Non-recourse Liability (as determined in accordance with Treasury Regulation Section 1.704-2(i)(2)) shall be specially allocated to the Member(s) who bear(s) the economic risk of loss for such liability. As used herein, the term "Member Non-recourse Liability" shall have the same meaning ascribed to "partner non-recourse liability" set forth in Treasury Regulation Section 1.704-2(b)(4). This Section 5.4.5 is intended to comply with the allocation provision of Treasury Regulation Section 1.704-2(i)(1) and shall be interpreted consistently therewith.

5.4.6 Non-recourse deductions (as defined in Treasury Regulation Section 1.704-2(b)) for any fiscal year shall be allocated in proportion to the Members' Percentage Interests.

5.4.7 This allocations set forth in Sections 5.4.2, 5.4.3, 5.4.4, 5.4.5 and 5.4.6 of this Agreement (the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations including Sections 1.704-1(b) and 1.704-2 thereof. The Regulatory Allocations may not be consistent with the manner in which the Members intend to divide Company distributions. Accordingly, the Manager shall cause the Company to allocate future Net Profits, Net Loss, and other items among the Members so as to prevent the Regulatory Allocations from distorting the manner in which Company distributions will be divided among the Members pursuant to this Agreement to the extent permitted under the Treasury Regulations.

5.5 Negative Capital Accounts. No Member shall be required to pay to the Company or to any Member any deficit in such Member's Capital Account, upon dissolution or otherwise.

5.6 Section 704(c) Allocations. For Federal income tax purposes, all items of income gain, loss, deduction or credit shall be allocated to the Members as provided herein; provided, however, that if the Book Value (as hereinafter defined) of any asset differs from its adjusted basis for tax purposes, then items of income, gain, loss, deduction or credit, for tax purposes, shall be allocated among the Members in a manner determined by the Manager that takes account of the variation between the adjusted basis of the property for tax purposes and its Book Value in any manner permitted under Section 704(c) of the Code and the regulations promulgated thereunder. For purposes of this Agreement, "Book Value" of an asset shall mean the value of an asset on the books and records of the Company, except that the initial Book Value of an asset contributed to the Company shall be the amount credited to the Capital Account of the contributing Member with respect to such contribution.

ARTICLE 6

BOOKS, RECORDS, REPORTS AND ACCOUNTS

6.1 Books and Records. At all times during the continuance of the Company, the Manager shall keep or cause to be kept full and true books of account, in which shall be entered fully and accurately each transaction of the Company. The Company shall keep its books and records on the same method of accounting employed for tax purposes. The fiscal year of the Company shall be the calendar year. The Manager shall also cause to be prepared and filed all federal, state and local tax returns required of the Company.

6.2 Retention of Books and Records.

6.2.1 The Company shall continuously maintain at its principal place of business set forth in Section 1.5:

(A) a current list of the full name and last known business or residence address of each Member together with the contribution and the share in profits and losses of each Member;

(B) a copy of the Certificate of Formation of the Company and all certificates of amendments thereto, together with executed copies of any powers of attorney pursuant to which any such certificate has been executed;

(C) copies of the Company's federal, state and local income tax or information returns and reports, if any, for the six most recent taxable years;

(D) copies of this Agreement and all amendments thereto;

(E) financial statements of the Company for the six (6) most recent fiscal years;

(F) the Company's books and records for at least the current and past three (3) fiscal years; and

(G) such additional books and records as are necessary for the operation of the Company.

6.2.2 Any records maintained by the Company in the regular course of its business may be kept on, or be in the form of, magnetic tape, photographs, micrographics or any other information storage device, provided that the records so kept can be converted into clearly legible written form within a reasonable period of time.

6.3 Member's Rights Regarding Books, Records, and Tax Information.

6.3.1 Each Member has the right upon reasonable request:

(A) to inspect and copy during normal business hours, at the Member's expense, any of the Company's records required to be kept by the Company; and

(B) to obtain a copy of the Company's federal, state, and local income tax or information returns for each year.

6.3.2 The Manager shall send to each Member within ninety (90) days after the end of each taxable year such information as is necessary for each Member to complete federal and state income tax or information returns.

6.3.3 The Member and the Member's representatives shall not divulge to any other person any confidential or proprietary data, information or property or any trade secrets of the Company discovered in any inspection of the Company's books and records except as required by law.

6.4 Reports. The Manager shall make available an annual report to each of the Members no later than one-hundred twenty (120) days after the close of the fiscal year. The report shall contain a balance sheet as of the end of the fiscal year, an income statement and a statement of Members' equity and of changes in financial position for the fiscal year.

6.5 Bank Accounts. The Company shall establish and maintain accounts in financial institutions (including, without limitation, national or state banks, trust companies, or savings and loan institutions) in such amounts as the Manager may deem necessary from time to time. The funds of the Company shall be deposited in such accounts and shall not be commingled with the funds of the Manager or any affiliates thereof.

6.6 Goodwill. No value shall be placed for any purpose upon the Company's name or the right to its use, or upon the goodwill of the Company or its business. Upon termination or dissolution of the Company, neither the Company's name, nor the right to its use, nor the goodwill of the Company, shall be considered as an asset of the Company.

6.7 Election under Section 754 of the Code. In the event of any transaction described in Section 743(b) of the Code and permitted by the provisions of this Agreement, the Company shall, upon the timely written request of the Person succeeding to a Company interest in such transaction, make the election provided for in Section 754 of the Code.

ARTICLE 7

ASSIGNABILITY, SALE OR TRANSFER OF COMPANY INTERESTS

7.1 Sale, Transfer or Assignment of Membership Interests.

7.1.1 The interest of a Member, whether of record or beneficial, shall not be assigned, conveyed, sold, encumbered, pledged or otherwise transferred or disposed of without the prior written consent of the Manager, which consent may be withheld or delayed in the Manager's sole discretion.

7.1.2 An assignee or transferee of any portion of the interest of the Member shall be entitled to receive allocations and distributions attributable to the interest acquired by reason of such assignment from and after the effective date of the assignment of such interest to such assignee; however, anything herein to the contrary notwithstanding, the Company and the Manager shall be entitled to treat the assignor of such interest as the Member and absolute owner of the assigned interest in all respects, and shall incur no liability for allocations of net income, net losses, or gain or loss on sale of Company property, or transmittal of reports and notices required to be given to Members hereunder which are made in good faith to such assignor until such time as the written assignment has been received by the Company, approved and recorded on its books and the effective date of the assignment has passed. Provided that the Company has actual notice of any assignment of the interest of the Member, the effective date of such assignment on which the assignee shall be deemed an assignee of record shall be the date set forth on the written instrument of assignment.

7.1.3 Any assignment, sale, exchange, transfer or other disposition in contravention of any of the provisions of this Article 7 hereof shall be void and ineffective and shall not bind or be recognized by the Company.

7.2 Rights of First Refusal.

7.2.1 If a Member (an "Offering Holder") receives a bona fide offer (a "Transfer Offer") to sell any or all of the Percentage Interest then owned by such Offering Holder (the "Transfer Interest") from any third party or any other Member (the "Offeror"), which such Offering Holder wishes to accept (subject to the limitations on sales set forth in this Article 7), such Offering Holder shall give written notice (the "Transfer Notice") to the other Members, not less than thirty (30) days prior to the date of the proposed sale, of the terms and conditions of the Transfer Offer and the identity of the Offeror, and each of the other Members (each, an "Offeree Member" for purposes of this Section 7.2) shall have the right and option, but not the obligation, to purchase up to such Offeree Member's "Proportionate Share" (as hereinafter defined) of the Transfer Interest, at the price and upon the terms and conditions set forth in the Transfer Notice. The option provided for herein shall be exercisable by the Offeree Members by giving written notice to the Offering Holder and each other Offeree Member within thirty (30) days after receipt of the Transfer Notice. In the event that any Offeree Member does not elect to purchase his full Proportionate Share of the Transfer Interest, the Offeree Members that have elected to purchase their full Proportionate Share of the Transfer Interest shall be given additional successive options to purchase up to their Proportionate Share of any Transfer Interest that no Offeree Member has elected to purchase until the Offeree Members have elected to purchase all of the Transfer Interest or all of the Offeree Members have declined to purchase any remaining Transfer Interest. The Offering Holder shall provide to the Offeree Members written notice of each successive option (given upon the expiration of the preceding option period or, if earlier, when all Offeree Members have made an election with respect to such preceding option), and each such additional option shall be exercisable by the Offeree Members by giving written notice to the Offering Holder and each other Offeree Member within ten (10) days after the expiration of the preceding option period. If the Offeree Members decline to purchase all of the Transfer Interest within the option periods described herein, the Offering Holder shall have the right for a period of thirty (30) days following the expiration of the last of such options to purchase the Transfer Interest to sell any or all of the Transfer Interest subject to the Transfer Offer, free and clear of the restrictions or limitations of this Agreement, in a bona fide transaction or transactions; provided, however, that such sale may be only to the original Offeror and pursuant to terms and conditions not more beneficial to the original Offeror than those contained in the Transfer Offer; and provided further, that such Offeror shall agree in writing to be bound by all of the terms and conditions of this Agreement as though the Offeror had been an original signatory hereto. If any Transfer Interest is not sold pursuant to the provisions of this Section 7.2 prior to the expiration of the thirty (30) day period specified in the immediately preceding sentence, such Transfer Interest shall become subject once again to the provisions and restrictions hereof.

7.2.2 As used herein, the term "Proportionate Share" of an Offeree Member entitled to exercise an option to purchase the Transfer Interest pursuant to this Section 7.2 shall mean the number of Percentage Interest constituting the Transfer Interest multiplied by a fraction, the numerator of which shall be all the Percentage Interest then owned by such Offeree Member, and the denominator of which shall be all the Percentage Interest owned by all of the Offeree Members that are entitled to exercise such option.

7.2.3 No offer to purchase the Transfer Interest shall be deemed to be a bona fide Transfer Offer unless the purchase price of such offer is payable by certified or bank check, by wire transfer of immediately available funds or by readily marketable securities that can be valued on the basis of active and current trading prices.

7.3 Admission of Substituted Members; Death or Incapacity; Further Conditions.

7.3.4 No assignment or transfer of all or any part of the interest of a Member permitted to be made under this Agreement shall be binding upon the Company unless and until a duplicate original of such assignment or instrument of transfer, duly executed and acknowledged by the assignor and the transferee, has been delivered to the Company.

7.3.5 As a condition to the admission of any substituted Member, as provided in this Article, the person so to be admitted shall execute and acknowledge such instruments, in form and substance reasonable satisfactory to the Manager, as the Manager may deem necessary or desirable to effectuate such admission and to confirm the agreement of the person to be admitted as such Member to be bound by all of the covenants, terms and conditions of this Agreement, as the same may have been amended.

7.3.6 Any person to be admitted as a Member pursuant to the provisions of this Agreement shall, as a condition to such admission as a Member, pay all reasonable expenses in connection with such admission as a Member, including, but not limited to, the cost of the preparation, filing and publication of any amendment to this Agreement and/or Certificate of Formation of the Company which the Manager deems necessary or desirable in connection with such admission.

7.3.7 In the event of the death, dissolution, adjudication of incompetency, or bankruptcy of a Member, the legal representative of such Member, or the successor in interest of such Member, shall succeed only to the right of such Member to receive allocations and distributions hereunder, and may be admitted to the Company as a Member in the place and stead of the deceased, dissolved, incompetent, or bankrupt Member in accordance with this Article 7 upon the consent of all of the Members, which consent may be withheld or delayed, but shall not be deemed to be a substituted Member unless so admitted. In addition, upon the bankruptcy of a Member, the other Members (in such proportions as they may agree among themselves) shall be entitled, upon notice to the bankrupt member given within twenty (20) business days of notice of such bankruptcy, to purchase the interest of the bankrupt Member for an amount equal to the fair market value of such interest (taking into account minority discounts, control premiums and other factors impacting the value of such interest), which fair market value shall be payable in ten equal annual installments with interest thereon at the "applicable federal rate" as determined pursuant to section 1274(d) of the Internal Revenue Code of 1986, as amended. The closing of such purchase shall take place no later than one hundred twenty (120) days following notice to the bankrupt Member as aforesaid.

7.3.8 Notwithstanding anything to the contrary contained in this Agreement, no sale or exchange of an interest in the Company may be made if the interest sought to be sold or exchanged, when added to the total of all other interests sold or exchanged within the period of twelve (12) consecutive months prior thereto, results in the termination of the Company under Section 708 of the Code, without the prior written consent of the Manager, which consent may be withheld or delayed in the Manager's sole discretion.

7.3.9 In the event of a permitted transfer of all or part of the interest of a Member, the Company shall, if requested, file an election in accordance with Section 754 of the Code or a similar provision enacted in lieu thereof, to adjust the basis of the property of the Company. The Member requesting said election shall pay all costs and expenses incurred by the Company in connection therewith.

ARTICLE 8

DISSOLUTION, LIQUIDATION AND TERMINATION OF THE COMPANY

8.1 Dissolution. The Company shall be dissolved upon the happening of the first of the following to occur:

(a) Approval by the Manager;

(b) The withdrawal, retirement, bankruptcy, liquidation or dissolution of a Member; provided, however, if the Manager agrees within 180 days of such event to continue the Company, the Company shall not be dissolved and shall continue its business pursuant to the terms and provisions of this Agreement;

(c) The sale or other divestiture of all or substantially all of the property of the Company; provided, however, that (i) if the Company receives a purchase money mortgage in connection with such sale, the Company shall continue until such mortgage is paid in full or otherwise disposed of; and (ii) the Company shall continue if the property of the Company is exchanged under Section 1031 of the Code; or

(d) Upon entry of a decree of judicial dissolution of the Company.

8.2 Liquidation.

8.2.1 Upon the dissolution of the Company as provided in Section 8.1, the Company shall be liquidated as hereinafter set forth. Each of the Members shall be furnished with a statement, reviewed by the Company's independent accountant, which shall set forth the assets and liabilities of the Company as of the date of the Company's dissolution. The Manager or, if there is no Manager, a liquidating agent selected by a majority in interest of the Members, shall as promptly as practicable liquidate the assets of the Company, close out all positions, pay or discharge all debts, liabilities and obligations of the Company, and retain such reserves as are deemed necessary for any unforeseen and contingent liabilities in accordance with Section 8.2.3. The Manager or such liquidating agent, as the case may be, shall then allocate and distribute the remaining proceeds in cash as follows:

(a) to the payment of the costs and expenses of the dissolution and liquidation;

(b) to the payment of the debts (including any due the Members) and liabilities of the Company in the order of priority, if any, as provided by law; and

(c) to each Member, pursuant to and in accordance with Sections 4.2 and 4.3, subject to the limits contained in Section 4.4.

8.2.2 Upon dissolution and liquidation, each Member shall look solely to the assets of the Company for the return of his capital contribution, and shall be entitled only to a cash distribution from the Company in return thereof, unless otherwise allowed by the Manager or liquidating agent in accordance with Section 8.3. If the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the contribution of each Member, such Member shall have no recourse against the Manager or any other Member.

8.2.3 Notwithstanding anything to the contrary herein, the Manager may retain such amounts as it deems reasonably necessary as a reserve for any contingent liabilities or obligations of the Company, which amount shall be paid over to a bank or trust company as escrow agent to be held by it for the discharge of liabilities of the Company and the distribution of the balance, if any, among the Members in the same manner and proportion as hereinabove provided for in this Section.

8.3 Distribution in Kind or Sale.

8.3.1 In the event that any asset of the Company is not sold within eighteen (18) months of the occurrence of the event effecting the dissolution, the Manager (if then existing) or liquidating agent shall promptly thereafter offer to the Members in satisfaction of such Members' rights to their liquidating distribution the option either to (1) acquire ownership of any asset then held by the Company by means of a distribution in kind; or (2) sell any asset then held by the Company to the Manager or any designee thereof (the "Buyer") for an amount equal to the appraised fair market value of such asset, such price to be payable to the Members pursuant to a promissory note delivered by the Buyer to the Members on the terms hereinafter set forth; (3) allow the Manager, as liquidating trustee, or liquidating agent to continue to wind up the affairs of the Company in accordance with the terms of this Agreement; or (4) any combination of the foregoing. The promissory note referred to in clause (2) above shall be nonnegotiable and shall bear interest on its outstanding principal balance equal to the "applicable federal rate" set forth in Section 1274(d) of the Code and shall be without recourse to the Buyer and its principals, employees and agents, but shall be secured by a pledge of the asset acquired by Buyer for which the note was delivered. The note shall have a maturity of five (5) years and no payments of principal or interest thereon shall be due until maturity unless the asset securing said note is sold, in which case all principal and interest shall be due seven (7) days after the Buyer receives the proceeds of such sale. In addition, the note shall be prepayable without penalty at any time.

8.3.2 If the Manager or liquidating agent determines that a portion of the Company's assets should be distributed in kind to the Members, it shall obtain an independent appraisal of the fair market value of each such asset as of a date reasonably close to the date of liquidation. Any unrealized appreciation or depreciation with respect to any asset to be distributed in kind shall be allocated among the Members (in accordance with the provisions of Article 5, and assuming that the assets were sold for the appraised value), and shall be taken into consideration in determining the balance in the Members' Capital Accounts as of the date of final liquidation in accordance with Section 5.3.2. Distribution of any such asset in kind to a Member shall be considered a distribution of an amount equal to the asset's fair market value for purposes of Section 8.2.

8.4 Termination. The Company shall not terminate until all Company property shall have been disposed of and the Company's assets, after payment of or due provisions for liabilities to the Company's creditors, shall have been distributed among the Members as provided in this Agreement and until the Articles shall have been cancelled. Notwithstanding the dissolution of the Company, prior to the termination of the Company as aforesaid, the business of the Company and the affairs of the Members, as such, shall continue to be governed by this Agreement.

8.5 Reconstitution. Nothing contained in this Agreement shall impair, restrict or limit the rights and powers of the Members under the laws of the State of New York, Pennsylvania and any other jurisdiction in which the Company is doing business to reform and reconstitute themselves as a limited liability company following dissolution of the Company either under provisions identical to those set forth herein or any others which they may deem appropriate.

8.6 Cancellation of the Certificate of Formation. Upon the completion of the distribution of Company assets as provided in this Article 8 and the termination of the Company, the Manager or liquidating agent shall cause the Certificate of Formation of the Company to be cancelled.

ARTICLE 9

FURTHER DOCUMENTS

9.1 Execution by Members. At any time, upon the request of the Manager, each Member shall execute, acknowledge and swear to any certificate required by the Act, any amendment to or cancellation thereof required by law, and any certificate or affidavit of fictitious firm name, trade name or the like (and any amendments or cancellations thereof) required by law to carry out the purposes of, and which are consistent with, the purposes of this Agreement. The Manager shall cause to be filed of record all such certificates and instruments as shall be required to be filed.

ARTICLE 10

10.1 Power of Attorney. Each Member, by executing this Agreement or a counterpart hereof, does hereby irrevocably constitute and appoint Manager, and any successor Manager of the Company, with full power of substitution, as such Member's true and lawful attorney-in-fact (the "Attorney-in-Fact"), in his name, place and stead, to execute acknowledge swear to, deliver, file and record such documents which are now or may hereinafter be required by law to be filed on behalf of the Company or are deemed necessary or desirable by the Manager to carry our fully the provisions of this Agreement in accordance with its terms.

10.2 Nature of Power of Attorney. The grant of authority in 10.1 by each Member (i) is a special power of attorney coupled with an interest in favor of the Attorney-in-Fact and as such shall be irrevocable and shall survive the death or legal incapacity of the member; (ii) may be exercised for the member by a facsimile signature of the Attorney-in-Fact; and (iii) shall survive the assignment by the Member of all or any portion of hi Percentage Interest, except that where the assignee of the entire Percentage Interest of the Member has furnished a power of attorney and has been approved by the Company for admission to the Company as a substitute Member pursuant to the provisions hereinabove. The power of attorney granted in 10.1 shall survive such assignment solely for the purpose of enabling the Attorney-in-Fact to execute, acknowledge and file any instrument necessary to effect such substitution and shall thereafter terminate.

ARTICLE 11

MISCELLANEOUS

11.1 Amendments. Neither the Certificate of Formation of the Company nor this Agreement may be amended, and any waiver, change, modification, consent or discharge shall be effective, only by initiation of a proposal by Manager, which proposal shall be in its sole discretion, and the written agreement of the those Members that hold more than 50% of the Percentage Interests that at the time are issued and withstanding.

11.2 Choice of Law. This Agreement shall be governed any construed in accordance with the laws of the State of Delaware, applicable to agreements made and to be performed entirely within such State, without regard to principles of conflict of laws.

11.3 Arbitration. Any controversy, claim, dispute or misunderstanding arising out of or relating to this Agreement or breach thereof shall be submitted to arbitration in New York State in accordance with the Commercial Arbitration Rules of the American Arbitration Association, and judgment upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof and shall be subject to the provisions of this subparagraph 11.3. There shall be a single arbitrator, who is an attorney licensed to practice law within New York State, maintains offices in Manhattan, and has at least ten (10) years of experience in this area of law. If the parties cannot agree on the selection of the arbitrator, then one shall be selected by a local representative of the American Arbitration Association. The parties agree that the arbitrator shall apply the law of the State of Delaware to the facts of the case, that the arbitrator shall specify the basis of his award and that a court reporter shall record the hearing and such reporter's record will be the official transcript of the proceeding. The arbitrator is directed to award to the prevailing party reasonable attorneys fees, costs and disbursements including reimbursement for the cost of witnesses, travel and subsistence during the arbitration hearings. Any award rendered shall be final and conclusive upon the parties and a judgment thereon may be entered by the appropriate court of the forum having jurisdiction.

11.4 Notices. Any notice or other communication required or which may be given pursuant to this Agreement shall be in writing and shall be delivered personally, by overnight courier, sent by facsimile with a copy sent contemporaneously by mail, or sent by certified, registered, or express mail, postage prepaid, to the relevant address set forth in the heading to this Agreement. Any such notice or communication shall be deemed given when so delivered personally, faxed, or if mailed or sent by overnight courier, on the earlier of the date of receipt or two days after the date of mailing or sending.

11.5 Entire Agreement. This Agreement contains the entire understanding of the parties and supersedes and merges all prior and contemporaneous agreements and discussions between the parties. Any and all representations or agreements by any agent or representative of either party not contained in this Agreement shall be null, void and of no effect. This Agreement may not be changed in any way, except as provided in Section 11.1 of this Agreement.

11.6 Severability. If for any reason any provision of this Agreement, including but not limited to, any provision relating to termination of this Agreement, shall be deemed by a court of competent jurisdiction to be legally invalid or unenforceable in any jurisdiction to which it applies, the validity of the remainder of the Agreement shall not be affected and such provision shall be deemed modified to the minimum extent necessary to make such provision consistent with applicable law, and, in its modified form, such provision shall then be enforceable and enforced.

11.7 Binding Agreement. This Agreement shall be binding upon the parties and shall inure to the benefit of the undersigned parties and, except to the extent provided herein, to their respective heirs, executors, personal representatives, successors and lawful permitted assigns. Any reference in this instrument to any party or Member is made, such reference shall be deemed to include a reference to the successors and assigns of such party or Member.

11.8 Waiver of Action for Partition. Each of the parties to this Agreement irrevocably waives and forfeits during the term of the Company any and all right that it may have to institute or maintain any action for partition with respect to any property of the Company.

11.9 Terminology. All personal pronouns used in this Agreement, whether used in the masculine, feminine or neuter gender, shall include all other genders, and the singular shall include the plural, and vice versa, as the context may require.

11.10 Captions. The captions of this Agreement are for convenience and reference only and in no way define, limit or describe the scope or intent of this Agreement nor affect it in any way.

11.11 Counterparts. This Agreement may be executed through the use of separate signature pages or in any number of counterparts, and each of such signature pages or counterparts shall, for all purposes, constitute one agreement binding on all the parties, notwithstanding that all parties are not signatories to the same counterpart.

The remainder of this page is intentionally left blank.

IN WITNESS WHEREOF, the parties hereto intending to be legally bound, have executed this Agreement of the day and year first above written.

THE COMPANY:
FISH AND GAME, LLC

By: ______________________________
Name: ____________________________
Title: _____________________________

MEMBER:

____
Individually
SS #: _________________________

972303v2

EXHIBIT 11

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

OF

24TH DAY PRODUCTIONS, LLC

THIS LIMITED LIABILITY COMPANY AGREEMENT is entered into as of May 7, 2002 by and among the Persons listed on Schedule A annexed hereto as Class A Members.

WITNESSETH:

WHEREAS, the Class A Members desire to form the Company under the Act, and under this Agreement, for the purposes and upon the terms and conditions set forth herein;

NOW, THEREFORE, the parties hereby agree as follows:

ARTICLE 1

DEFINITIONS

1.1 **Definitions**. Capitalized terms used in this Agreement have the following meanings:

"Act" means the New York Limited Liability Company Law, as amended.

"Additional Members" means those Members admitted to the Company after the Effective Date pursuant to Section 8.5 of this Agreement.

"Adjusted Capital Account Deficit" of a Member means the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Allocation Year, after giving effect to the following adjustments: (a) credit to such Capital Account any amount such Member is deemed obligated to contribute to the Company pursuant to Treasury Regulation Section 1.704-2(g)(1) and 1.704-2(i)(5); and (b) debit to such Capital Account the items described in Treasury Regulation Section 1.704-l(b)(2)(ii)(d)(4), (5) or (6). The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations and shall be interpreted consistently therewith.

"Affiliate" of any Person (the "Specified Person") means any other Person (a) that directly or indirectly controls, is controlled by or is under common control with such Specified Person, (b) who is an officer, director, employee or agent of, partner in, or trustee of, or serves in a similar capacity with respect to, the Specified Person (or any of the Persons named in clause (a) above), (c) of which the Specified Person is an officer, director, employee, agent, partner or trustee, or serves in a similar capacity, or (d) who is a member of the Specified Person's family. For purposes of this definition, the term "control" means the direct or indirect possession of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of securities, by contract or otherwise.

"Agreement" means this Limited Liability Company Agreement, as amended, supplemented or restated from time to time.

"Allocation Year" means (a) the period commencing on the Effective Date and ending on December 31, 2002, (b) any subsequent twelve month period ending on December 31 or (c) any portion of the periods described in clauses (a) or (b) for which the Company is required to allocate any items pursuant to Article 5.

"Assign" means to sell, transfer, assign, pledge, hypothecate, mortgage or otherwise dispose of a Membership Interest in the Company, whether voluntarily or by operation of law. "Assignor", "Assignee" and "Assignment" have meanings corresponding to the foregoing.

"Available Cash" means, at the time of determination, cash (including demand deposits and marketable securities) generated from revenues from the Company's operations, after provision has been made for (a) all Company Expenses and (b) such amounts as the Managers shall deem reasonable in order to provide for any anticipated, contingent or unforeseen expenditures or liabilities of the Company. Available Cash shall be determined without regard to (i) Capital Contributions or (ii) principal advanced on Company indebtedness.

"Bankruptcy" means, with respect to any Person, the occurrence of any of the following events: (a) the filing by such Person of a petition commencing a voluntary case in bankruptcy under applicable bankruptcy laws; (b) entry against such Person of an order for relief under applicable bankruptcy laws, if such order has not been vacated or stayed within 90 days after such entry; (c) written admission by such Person of its inability to pay its debts as they mature, or an assignment by such Person for the benefit of creditors; or (d) the appointment of a receiver for the property or affairs of such Person.

"Capital Account" means, with respect to any Member, the Capital Account maintained for such Person in accordance with the following provisions:

(i) To each Person's Capital Account there shall be credited such Person's Capital Contributions, such Person's distributive share of Net Income and any items in the nature of income or gain which are specially allocated pursuant to Section 5.3 or Section 5.4, and the amount of any Company liabilities assumed by such Person or which are secured by any Property distributed to such Person.

(ii) To each Person's Capital Account there shall be debited the amount of cash and the Gross Asset Value of any Property distributed to such Person pursuant to any provision of this Agreement, such Person's distributive share of Net Loss and any items in the nature of expenses or losses which are specially allocated pursuant to Section 5.3 or Section 5.4, and the amount of any liabilities of such Person assumed by the Company or which are secured by any property contributed by such Person to the Company.

(iii) In the event all or a portion of an interest in the Company is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest.

(iv) In determining the amount of any liability for purposes of subparagraphs (i) and (ii), there shall be taken into account Code Section 752(c) and any other applicable provisions of the Code and Regulations.

The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulations Section 1.704-1(b), and shall be interpreted and applied in a matter consistent with such Regulations. In the event the Managers shall determined that it is prudent to modify manner in which the Capital Accounts, or any debits or credits thereto (including, without limitation, debits or credits relating to liabilities which are secured by contributions or distributed property, or which are assumed by the Company or any Member, are computed in order to comply with such Regulations, the Managers may make such modification, provided that it is not likely to have a material adverse effect on the amounts distributed to any Person pursuant to Section 11 upon the dissolution of the Company. The Managers also shall (i) make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Managers and the other Members and the amount of Company capital reflected on the Company's balance sheet, as computed for book purposes, in accordance with Regulations Section 1.704-1(b)(2)(iv)(q), and (ii) make any appropriate modifications in the event unanticipated events might otherwise cause this agreement not to comply with Regulations Section 1.704-1(b), provided that, to the extent that any such adjustment is inconsistent with other provisions of this Agreement and would have a material adverse effect on any Member, such adjustment shall require the consent of such Member.

"Capital Contributions" of a Member means the amount of cash and the initial Gross Asset Value of property contributed by such Member to the Company, as set forth opposite such Member's name on Schedule A or B, as the case may be, as either such Schedule may be amended from time to time.

"Certificate" means the Articles of Organization filed with the Secretary of State of the State of New York on behalf of the Company.

"Class A Member" and "Class A Members" mean those Persons listed on Schedule A hereto as Class A Members, any Persons admitted as Additional Members having Class A Membership Interests pursuant to Section 8.5 hereof, and any Substituted Member for any such Class A Member, all as reflected on such Schedule A, as it may be updated from time to time.

"Class B Member" and "Class B Members" mean any Persons admitted as Additional Members having Class B Membership Interests pursuant to Section 8.5 hereof, and any Substituted Member for any such Class B Member, all as reflected on such Schedule B, as it may be updated from time to time.

"Class A Units" means the Membership Interests of Class A Members.

"Class B Units" means the Membership Interests of Class B Members.

"Code" means the Internal Revenue Code of 1986, as amended.

"Company" means the limited liability company formed pursuant to this Agreement.

"Company Business" has the meaning set forth in Section 2.3.

"Company Expenses" means all reasonable fees, expenses, costs, liabilities and obligations of the Company or otherwise incurred by the Managers or their agents or representatives on behalf of the Company. Company Expenses shall include, but shall not be limited to, the following: (a) all reasonable fees and expenses of custodians, outside counsel, accountants and other third party professionals; (b) expenses incurred in connection with the operations or activities of the Company, including without limitation all costs associated with any financing for the Company Business; (c) all taxes, fees and governmental charges levied against the Company; (d) all reasonable expenses incurred in connection with convening and holding meetings of Members; and (e) all indemnification expenses of the Company, including expenses incurred by or on behalf of any Indemnified Party in seeking indemnification from the Company pursuant to this Agreement.

"Company Minimum Gain" means any gain which is described in Treasury Regulations Sections 1.704-2(b)(2) and 1.704-2(d).

"Debt" means, without duplication, (a) the principal of indebtedness of the Company for money borrowed and indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which the Company is liable, (b) all obligations of the Company issued or assumed as the deferred purchase price of property (but excluding trade accounts receivable arising in the ordinary course of business) and (c) all obligations of the type referred to in clauses (a) and (b) of other Persons for which the Company is directly or indirectly liable as obligor, guarantor or otherwise.

"Deferments" means arrangements for the deferral of some or all of the costs of goods and/or services provided by suppliers of such goods and/or services so that the payments are not a production cost of the Picture but rather are paid out of Available Cash after the Class B Members have received an amount equal to their Capital Contribution and Preferred Return.

"Depreciation" means, for each Allocation Year, an amount equal to the depreciation. amortization, or other cost recovery deduction allowable for federal income tax purposes with respect to an asset for such Allocation Year, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such Allocation Year, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Allocation Year bears to such beginning adjusted tax basis; provided, however, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Allocation Year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Managers.

"Effective Date" means May 7, 2002.

"Effective Tax Rate" means, with respect to any taxable year of the Company, the combined highest marginal effective federal, state and local income tax rates applicable to an individual resident of the State and city of New York (taking into account the category of income subject to tax and the deductibility of state and local taxes for federal income tax purposes) in effect from time to time during such taxable year.

"Fair Market Value" of any asset means the value of such asset determined in accordance with Article 10.

"Gross Asset Value" means with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(i) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined in accordance with Article 10 provided that the initial Gross Asset Values of the assets contributed to the Company pursuant to Section 3.1 hereof shall be as set forth in such section;

(ii) The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values (taking Code Section 7701(g) into account, as determined in accordance with Article 10 as of the following times: (A) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution, (B) the distribution by the Company to a Member of more than a de minimis amount of Company property as consideration of an interest in the Company and (C) the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g), provided that an adjustment described in clauses (A) and (B) of this paragraph shall be made only if the Managers reasonably determine that such adjustment is necessary to reflect the relative economic interests of the Members in the Company.

(iii) The Gross Asset Value of any item of Company assets distributed to any Member shall be adjusted to equal the gross fair market value (taking Code Section 7701(g) into account) of such asset on the date of distribution as determined by the Managers, and;

(iv) The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m) and subparagraph (vi) of the definition of Net Income and Net Loss or Section 5.3(c) hereof; provided, however, that Gross Asset Values shall not be adjusted pursuant to this subparagraph (iv) to the extent that an adjustment pursuant to subparagraph (ii) is required in connection with a transaction that would otherwise result in an adjustment pursuant to this subparagraph (iv).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to subparagraph (ii) or (iv), such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset, for purposes of computing Net Income and Net Loss.

"Indemnified Costs" has the meaning set forth in Section 7.8.

"Indemnified Party" has the meaning set forth in Section 7.8.

"Liquidator" has the meaning set forth in Section 11.2(a).

"Majority in Interest" of the Members or either Class thereof means Members in the applicable Class or Classes whose aggregate Percentage Interests represent more than 50% of the aggregate Percentage Interests of all Members of such Class or Classes.

"Managers" means Lilliana Lovell and Nick Stagliano. Lilliana Lovell and Nick Stagliano shall act as co-Managers hereunder.

"Member" and "Members" mean the Class A Members and the Class B Members, if any.

"Member Nonrecourse Debt" means any debt which is described in Section 1.704-2(b)(4) of the Treasury Regulations.

Member Nonrecourse Debt Minimum Gain" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Debt, determined in accordance with Section 1.704-2(i)(3) of the Treasury Regulations.

"Member Nonrecourse Deductions" means those deductions which are described in Sections 1.704-2(i)(1) and 1.704-2(i)(2) of the Treasury Regulations.

"Membership Interest" of a Member at any time means the legal and/or beneficial ownership interest of such Member in the Company.

"Net Income" and "Net Loss" mean, for each Allocation Year, an amount equal to the Company's taxable income or loss for such Allocation Year, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments (without duplication):

(i) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to this definition of "Net Income" and "Net Loss" shall be added to such taxable income or loss;

(ii) Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses pursuant to this definition of "Profits" and "Losses" shall be subtracted from such taxable income or loss;

(iii) In the event the Gross Asset Value of any Company asset is adjusted pursuant to subparagraphs (ii) or (iii) of the definition of Gross Asset Value, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the Gross Asset Value of the asset) or an item of loss (if the adjustment decreases the Gross Asset Value of the asset) from the disposition of such asset and shall be taken into account for purposes of computing Net Income or Net Loss;

(iv) Gain or loss resulting from any disposition of Property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the Property disposed of, notwithstanding that the adjusted tax basis of such Property differs from its Gross Asset Value;

(v) In lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Allocation Year, computed in accordance with the definition of Depreciation;

(vi) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) is required pursuant to Regulations Section 1.704-(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as a result of distribution other than in liquidation of a Member's interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) from the disposition of such asset and shall be taken into account for purposes of computing Net Income or Net Loss; and

(vii) Notwithstanding any other provision of this definition, any items which are specially allocated pursuant to Section 5.3 or Section 5.4 hereof shall not be taken into account in computing Net Income or Net Loss.

The amounts of the items of Company income, gain loss or deduction available to be specially allocated pursuant to Sections 5.3 and 5.4 hereof shall be determined by applying rules analogous to those set forth in subparagraph (i) through (vi) above.

"Nonrecourse Debt" means any liability which is described in Treasury Regulations Section 1.704-2(b)(3).

"Offering" shall mean the Company's private placement offering of up to 50 Class B Units at a price equal to $5,200 per Class B Unit if sold prior to the commencement of principal photography of the Picture or, in the sole discretion of the Managers, at a price greater than $5,200 per Class B Unit if sold after the commencement of principal photography of the Picture.

"Percentage Interest" of each Class B Member shall be equal to approximately 1% of the total Membership Interests of the Company for Class B Units purchased in the Offering until at least $260,000 in proceeds is raised from the sale of Class B Units or such greater proceeds amount as may be paid by the subscribers in the Offering , after which the Percentage Interest of additional Class B Units will be at the sole discretion of the Managers, but the issuance of such additional Class B Units will dilute the Membership Interests of the Class A Members and the Class B Members on a pro-rata basis. The Percentage Interest of each Class B Member who purchases a fractional Class B Unit shall be reduced or increased proportionately. The Percentage Interest of Class A Members as a group at the termination of the Offering shall be equal to 100% less the total Percentage Interest of Class B Members as a group at the termination of the Offering.

"Person" means any individual, sole proprietorship, partnership, joint venture, limited liability company, limited liability partnership, trust, estate, unincorporated organization, association, corporation, institution or other entity.

"Picture" has the meaning set forth in Section 2.3.

"Preferred Return" of a Member shall mean an amount equal to 10% times the Member's Capital Contributions.

"Producer's Net Proceeds" means the total amount distributed to the Class A Members under Section 6.2.

"Required Tax Amount" for any Member in respect of any Allocation Year of the Company means the product of (a) the Effective Tax Rate for such Allocation Year multiplied by (b) the taxable income of the Company and other items of income and gain, if any, allocated to such Member for such year.

"Substituted Member" means a Person that is admitted as a Member to the Company pursuant to Section 8.3.

"Treasury Regulations" means the federal income tax regulations promulgated by the United States Treasury Department under the Code.

"Unreturned Capital" means an amount equal to the sum of the Class B Members' Capital Contributions plus their Preferred Return.

1.2 Other Definitions. Certain additional defined terms used in this Agreement have the meanings specified throughout the Agreement.

ARTICLE 2

GENERAL PROVISIONS

2.1 Formation. The Company has been organized as a limited liability company by the filing of the Certificate pursuant to the Act with the Secretary of State of the State of New York.

2.2 Name. The name of the Company is "24th Day Productions, LLC", or such other name as may from time to time be selected by the Managers, provided that the Managers shall provide notice of such change of name to the Members as promptly as practicable after such change.

2.3 Business. The business of the Company (the "Company Business") shall be, directly or through one or more subsidiary entities, to (a) develop, produce and exploit a feature length theatrical motion picture presently entitled "The 24th Day" (the "Picture") based on a screenplay of the same name written by Anthony Piccirillo and (b) carry on any other activity that, in the opinion of the Managers, may be necessary or appropriate in connection with or incidental to the foregoing.

2.4 Office. The principal place of business of the Company shall be located in New York City, or such other location as the Managers may determine from time to time, provided that the Managers shall provide notice of such change of the principal place of business to the Members as promptly as practicable after such change.

2.5 Term. The term of the Company shall commence with the filing of the Certificate with the office of the Secretary of State of the State of New York and shall continue until terminated pursuant to Section 11.1.

2.6 Ownership of Company Property. All property acquired by the Company, real or personal, tangible or intangible, shall be owned by the Company as an entity, and no Member, individually, shall have any ownership interest therein. Each Member hereby expressly waives the right to require partition of any Company property or any part thereof.

2.7 Registered Office; Registered Agent. The registered office of the Company required by the Act to be maintained in the State of New York shall be in the office of the initial registered agent named in the Certificate or such other office (which need not be a place of business of the Company) as the Managers may designate from time to time in the manner provided by law. The registered agent of the Company in the State of New York shall be the initial registered agent named in the Certificate or such other Person or Persons as the Managers may designate from time to time in the manner provided by law.

2.8 No State Law Partnership. The Members intend that the Company not be a partnership (including, without limitation, a limited partnership) or joint venture, for any purposes other than tax purposes, and this Agreement shall not be construed to suggest otherwise.

ARTICLE 3

CAPITAL CONTRIBUTIONS

3.1 Capital Contributions. (a) On or prior to the Effective Date, the Class A Members shall have made their Capital Contributions, if any, to the capital of the Company in the amount set forth in the first column opposite their respective names on Schedule A annexed hereto, in exchange for their respective Membership Interests.

(b) Except as set forth in Section 3.1(a) or 3.2, no Member shall be required to make any Capital Contributions to the Company, cure any deficit in such Member's Capital Account, return all or any portion of any Capital Contributions or lend any funds to the Company. Notwithstanding the foregoing, any Member or any Additional Member or

Substituted Member may, with the approval of the Managers, make additional Capital Contributions to the Company.

3.2 **Additional Members**. Any Person admitted to the Company after the Effective Date pursuant to Section 8.5 shall contribute such amount of cash and/or property to the capital of the Company, and at such time or times, as the Managers shall determine.

3.3 **Return of Capital Contributions; Interest**. No Member will have the right to the return of his, her or its Capital Contribution except as expressly provided in this Agreement. No Member will have the right to withdraw all or any part of his, or its Membership Interest in the Company, to receive a return of interest on his, her or its Capital Contributions or the balance in his, her or its Capital Account, or to receive any distributions or payments from the Company, except as expressly provided in this Agreement.

ARTICLE 4

COMPANY EXPENSES

The Company shall be responsible for and shall pay, or shall reimburse the Members and/or the Managers for, all Company Expenses. All Company Expenses shall be paid out of funds of the Company, and shall be paid when and as determined in good faith by the Managers.

ARTICLE 5

ALLOCATIONS

5.1 **Allocation of Net Income**. After giving effect to the special allocations set forth in Sections 5.3 and 5.4, Net Income for any Allocation Year shall be allocated as follows:

(a) First, to the Class B Members in an amount equal to their Preferred Return reduced by any previous allocations pursuant to this Section 5.1(a);

(b) Second, to the Class B Members until each such Member's Capital Account is equal to its Unreturned Capital, reduced by distributions received by such Member pursuant to Sections 6.1 and 6.2(a) as of the end of the previous Allocation Year;

(c) Third, to the Members to the extent of and in proportion to the cumulative Net Loss, if any, previously allocated to such Members pursuant to Sections 5.2(a), reduced by any prior allocations pursuant to this Section 5.1(c); and

(d) Thereafter, among the Members in proportion to their respective Percentage Interests.

5.2 Allocation of Net Loss.

(a) After giving effect to the special allocations set forth in Sections 5.3 and 5.4, Net Loss for any Allocation Year shall be allocated as follows

(i) First, to the Members to the extent of and in proportion to the cumulative Net Income, if any, previously allocated to such Members pursuant to Sections 5.1(c), reduced by any prior allocations pursuant to this Section 5.2(a)(i);

(ii) Second, to the Members in proportion to and to extent of their respective Capital Accounts; and

(iii) thereafter, to the Members in proportion to their respective Percentage Interests; and

(b) Net Loss allocated pursuant to this Section 5.2 shall not exceed the maximum amount of Net Loss that can be allocated without causing any Member to have an Adjusted Capital Account Deficit at the end of any Allocation Year. In the event that some but not all of the Members would have Adjusted Capital Account Deficits as a consequence of an allocation of Net Loss, the limitation set forth in this Section 5.2(b) shall be applied on a Member by Member basis and Net Loss not allocated to any Member as a result of such limitation shall be allocated to the other Members in accordance with the positive balances in such Member's Capital Accounts so as to allocate the maximum permissible Net Loss to each Member under Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations.

5.3 Special Allocations. The following special allocations shall be made in the following order and unless defined herein capitalized terms shall be determined in accordance with the relevant Treasury Regulations:

(a) Minimum Gain Chargeback. Except as otherwise provided in Section 1.704-2(f) of the Treasury Regulations, notwithstanding any other provision of this Article 5, if there is a net decrease in Company Minimum Gain during any Allocation Year of the Company, each Member shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Sections 1.704-2(f)(6) and 1.704-2(j)(2) of the Treasury Regulations. This Section 5.3(a) is intended to comply with the minimum gain chargeback requirement in Section 1.704-2(f) of the Treasury Regulations and shall be interpreted consistently therewith.

(b) Member Minimum Gain Chargeback. Except as otherwise provided in Section 1.704-2(i)(4) of the Treasury Regulations, notwithstanding any other provision of this Article 5, if there is a net decrease in Member Minimum Gain attributable to a Member Nonrecourse Debt during any Allocation Year of the Company, each Member who has a share of the Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Section 1.702-2(i)(5) of the Treasury Regulations shall be specially allocated items of Company income and gain for such Allocation Year (and, if necessary, subsequent years) in an amount equal to such Member's share of the net decrease in Member Nonrecourse Debt, determined in accordance with Section 1.704-2(i)(4) of the Treasury Regulations. Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Sections 1.704-2(i)(4) and 1.704-2(j)(2) of the Treasury Regulations. This Section 5.3(b) is intended to comply with the minimum gain chargeback requirement in Section 1.704-2(i)(4) of the Treasury Regulations and shall be interpreted consistently therewith.

(c) **Qualified Income Offset.** In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Company income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the Adjusted Capital Account Deficit of such Member as quickly as possible, provided that an allocation pursuant to this Section 5.3(c) shall be made only if and to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article 5 have been tentatively made as if this Section 5.3(c) were not in the Agreement.

(d) **Gross Income Allocation.** In the event any Member has a deficit Capital Account balance at the end of any fiscal year which is in excess of the sum of (i) the amount such Member is obligated to restore pursuant to any provision of this Agreement and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 5.3(d) shall be made only if and to the extent that such Member would have a deficit Capital Account balance in excess of such sum after all other allocations provided for in Article 5 hereof have been made as if Section 5.3(c) hereof and this Section 5.3(d) were not in the Agreement.

(e) **Nonrecourse Deductions.** Nonrecourse Deductions for any Allocation Year shall be specially allocated among the Members in proportion to their Percentage Interest.

(f) **Member Nonrecourse Deductions.** Any Member Nonrecourse Deductions for any Allocation Year shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulations Section 1.704-2(i)(1).

(g) **Section 754 Adjustments.** In the event that the Company, subject to the approval of the Managers, shall make an election under Section 754 of the Code, to the extent an adjustment to the adjusted tax basis of any Company property pursuant to Code Section 734(b) or Code Section 743(b), pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) or 1.704-1(b)(2)(iv)(m)(4), is required to be taken into account in determining Capital Accounts as a result of a distribution to a Member in complete liquidation of such Member's Membership

Interest, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in accordance with their Membership Interests in the event that Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies or to the Member to whom such distribution was made in the event that Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

5.4 Curative Allocations. The allocations set forth in Sections 5.2(b) and 5.3 ("Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations. It is the intent of the Members that, to the extent possible, all such allocations shall be offset with either other Regulatory Allocations or other special allocations of other items of Company income, gain, loss or deduction pursuant to this Section 5.4. Therefore, notwithstanding any other provision of Article 5 (other than the Regulatory Allocations), the Managers shall make such offsetting special allocations of Company income, gain, loss or deduction in whatever manner it determines appropriate so that after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if such allocations were not part of this Agreement and all Company items were allocated pursuant to Sections 5.1 and 5.2(a).

5.5 Other Allocation Rules.

(a) For purposes of determining the Net Income, Net Loss or any other items allocable to any period, Net Income, Net Loss and any such other items shall be determined on a daily, monthly, or other basis, as determined by the Managers using any permissible method under Code Section 706 and the Treasury Regulations thereunder.

(b) The Members are aware of the income tax consequences of the allocations made by this Article 5 and agree to be bound by the provisions of this Section in reporting their shares of Company items for income tax purposes.

5.6 Tax Allocations; Code Section 704(c). In accordance with Code Section 704(c) and the Regulations thereunder income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall solely for tax purposes be allocated among the Members so as to take account of any variation between the adjusted basis of such Property to the Company for federal income tax purposes and as initial Gross Asset value (computed in accordance with the definition of Gross Asset Value using such method as shall be selected by the Managers, on the advice of its independent accountants, so as to take account of the variation, at the time of contribution or revaluation, between the property's tax basis and book value.

In the event the Gross Asset Value of any Company asset is adjusted pursuant to subparagraph (ii) of the definition of Gross Asset Value, subsequent allocations of income gain loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the Regulations thereunder.

Any elections or other decisions relating to such allocations shall be made by the Managers in any manner that reasonably reflects the purpose and intention of this Agreement.

Allocations pursuant to this Section 5.6. are solely for purposes of federal, state and local taxes and shall not affect, or in any way take into account in computing, any Member's Capital Account or share of Net Income, Net Loss, other items, or distributions pursuant to any provision of this Agreement.

5.7 **Changes in Membership Interest**. Upon the admission of an Additional Member or the transfer of a Membership Interest in the Company, the Managers, in their discretion, shall determine the proper allocation of Net Income, Net Loss and items thereof to the periods before and after such admission or transfer using any method permitted under Code Section 706 and the Treasury Regulations thereunder.

ARTICLE 6

DISTRIBUTIONS

6.1 **Distributions For Required Tax Amounts**. Except as otherwise provided in Article 11, as soon as is practicable following the end of each fiscal year of the Company, the Managers shall cause the Company to distribute Available Cash to the Members to the extent of and in proportion to their Required Tax Amounts. To the extent that there is not sufficient Available Cash to distribute the full amount of each Member's Required Tax Amount, the Available Cash shall be distributed in proportion to each Member's Required Tax Amount.

6.2 **Other Distributions**. In addition to and following the distributions required by Section 6.1, the Company, in the discretion of the Managers, shall distribute Available Cash at such time or times as the Managers deems advisable, in the following order of priority:

(a) First, to the Class B Members until each such Member has received, pursuant to this Section 6.2(a), an amount equal to (i) such Member's Unreturned Capital as of the end of the preceding Allocation Year minus (ii) all amounts previously distributed to such Class B Member pursuant to Sections 6.1 and 6.2(a), through the end of the preceding Allocation Year.

(b) Second, to pay any Deferments.

(c) Thereafter among the Members in proportion to their respective Percentage Interests.

ARTICLE 7

MANAGEMENT OF THE COMPANY

7.1 **Rights and Powers; Voting on Certain Actions**.

(a) The Company shall be managed, and the conduct of its day-to-day business affairs enumerated below shall be controlled, exclusively by the Managers (except as otherwise set forth in Section 7.1(e) below), in accordance with the terms and conditions of this Agreement. Any responsibility for the management of the affairs of the Company shall be the responsibility and shall be subject to the approval of a majority of the Managers, unless otherwise provided in this Agreement.

(b) The Managers shall take all actions that may be necessary or appropriate for the conduct of the Company Business in accordance with the provisions of this Agreement and applicable laws and regulations.

(c) The Managers shall act at all times in good faith and in such manner as may be required to protect and promote the interest of the Company and the Members.

(d) The Managers shall have the authority to act for and bind the Company, including with respect to the execution and delivery of any document or instrument on behalf of the Company, to the extent and only to the extent that the act has been approved in accordance with the terms and provisions of this Agreement, including without limitation this Article 7.

(e) Anything in this Article 7 to the contrary notwithstanding, the following actions shall require the written consent of a Majority in Interest of the Class B Members and a Majority in Interest of the Class A Members, voting as separate classes:

(i) the confession of a judgment against the Company, filing for bankruptcy or receivership of the Company, or the refinancing or agreement to the cancellation of any debt of the Company;

(ii) a merger with or consolidation into, any corporation, firm, limited liability company or other entity, or the sale, lease or other disposition of all or substantially all of its assets unless the Company is the surviving or acquiring entity;

(iii) any change in the Company Business;

(iv) the incurrence of indebtedness by the Company other than in connection with the Company Business; or

(v) the election of a Manager or Managers if for any reason all of the existing Managers are no longer serving in such capacity.

7.2 Delegation. Upon the approval of the Managers, the management and conduct of the Company's day-to-day business affairs may be delegated to officers of the Company who may be retained by the Managers from time to time; provided that any decisions or actions set forth in Section 7.1(e)(i) through (vi) must in any event be approved in the manner set forth in Section 7.1(e).

7.3 Qualification. Prior to conducting any business in any jurisdiction, the Managers shall cause the Company either to comply with all requirements for the qualification of the Company to conduct business as a limited liability company in such jurisdiction, or to conduct business in such jurisdiction through other entities, through an officer of the Company as the Company's agent, or by such other means as the Managers, upon the advice of counsel, deem appropriate to preserve the Members' limited liability.

7.4 Producing Services. In connection with the production and exploitation of the Picture, the Managers shall act as the producers of the Picture and they shall provide such services as are customary and usually rendered by Producers of motion pictures including, without limitation, (i) preparing a budget for the Picture, (ii) arranging for the financing of the Picture, (iii) finalizing the Picture's screenplay, (iv) selecting and hiring the principal cast of the Picture and the Picture's production crew and all other above-the-line and below-the-line personnel, (v) selecting appropriate insurance coverage for the Picture, including general liability coverage and errors & omission insurance coverage, (vi) making all final creative decisions regarding the Picture, (vii) making all final decisions regarding the exploitation of the Picture and all ancillary and allied rights in and to the Picture and (viii) negotiating all of the Company's agreements and commitments in connection with the foregoing.

7.5 Compensation. In addition to receiving any Producer's Net Proceeds hereof and other distributions under Article 6 hereof, if any, the Managers shall be entitled to receive reasonable fees for their producing services for the Picture.

7.6 Other Activities. The Managers shall be required to devote only such time to the Company Business as they determine is reasonably necessary to conduct such business, all as determined by the Managers in their discretion. The Managers shall be free to manage, advise and to become principals of other companies and to engage in other motion picture projects, although such companies and projects may be considered to be in competition with the Company Business.

7.7 Liability.

(a) The Managers shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any of the Members, officers, employees, or committees of the Company, or by any other Person as to matters the Managers reasonably believe are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including without limitation information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits or losses of the Company or any other facts pertinent to the existence and amount of assets from which distributions to Members might properly be paid.

(b) Neither the Managers, nor any of their agents, partners, employees, counsel or Affiliates, shall be liable, responsible or accountable in damages or otherwise to the Company or any Member for any action taken or failure to act (even if such action or failure to act constituted negligence, other than gross negligence, on such Person's part) on behalf of the Company within the scope of the authority conferred by this Agreement or by law, unless such act or failure to act was performed or omitted willfully or intentionally and in bad faith or constituted gross negligence.

7.8 Indemnification. The Company shall indemnify and hold harmless, to the fullest extent permitted by law, the Managers and any of their Affiliates (individually, an "Indemnified Party"), as follows:

(a) The Company shall indemnify and hold harmless, to the fullest extent permitted by law, any Indemnified Party from and against any and all losses, claims, damages, liabilities, expenses (including reasonable legal fees and expenses), judgments, fines, settlements and other amounts ("Indemnified Costs") arising from all claims, demands, actions, suits or proceedings ("Actions"), whether civil, criminal, administrative or investigative, in which the Indemnified Party may be involved, or threatened to be involved, as a party or otherwise arising as a result of such Person's status as a Manager or any Affiliate of a Manager, regardless of whether the Indemnified Party continues in such capacity at the time any such liability or expense is paid or incurred, and regardless of whether any such Action is brought by a third party, a Member, or by or in the right of the Company; provided, however, that no Indemnified Party shall be indemnified hereunder for any Indemnified Costs that proximately result from such Party's gross negligence or willful misconduct.

(b) The Company shall pay or reimburse, to the fullest extent allowed by law, in advance of the final disposition of the proceeding, Indemnified Costs as incurred by the Indemnified Party in connection with any Action that is the subject of Section 7.8(a) above, provided that such Indemnified Party shall repay all amounts received from the Company pursuant hereto if it shall ultimately be determined at the final disposition of the proceeding that such Indemnified Party is not entitled to be indemnified by the Company as authorized in Section 7.8(a).

(c) Notwithstanding any other provision of this Section 7.8, the Company shall pay or reimburse Indemnified Costs incurred by an Indemnified Party in connection with such Person's appearance as a witness or other participation in a proceeding involving or affecting the Company at a time when the Indemnified Party is not a named defendant or respondent in the proceeding.

(d) The Managers may cause the Company to purchase and maintain insurance or other arrangements on behalf of the Indemnified Parties and/or the Company against any liability asserted against any Indemnified Party and incurred by any Indemnified Party in such Person's capacity as such or arising out of the Indemnified Party's status in such capacity, regardless of whether the Company would have the power to indemnify the Indemnified Party against that liability under this Section 7.8. The indemnification provided by this Section 7.8 shall be in addition to any other rights to which the Indemnified Parties may be entitled under any agreement, vote of the Members, as a matter of law, or otherwise, and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnified Parties.

(e) An Indemnified Party shall not be denied indemnification in whole or in part under this Section 7.8 because the Indemnified Party had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

ARTICLE 8

MEMBERS

8.1 **Limited Liability**. The Members will not be personally liable for any obligations of the Company and, except as otherwise provided herein or under the Act or any other applicable law, will have no obligation to make contributions to the Company in excess of their respective Capital Contributions.

8.2 **No Agency or Authority**. No Member is an agent of the Company solely by virtue of being a Member, and no Member has the authority to act for the Company solely by virtue of being a Member. Any Member who takes any action or purports or attempts to bind the Company in violation of this Section 8.2 shall be solely responsible for any loss and/or expense incurred by the Company, the Managers or any other Member as a result of such unauthorized action, and such Member shall indemnify and hold harmless the Company, the Managers and each other Member with respect to such loss and/or expense.

8.3 **Transfers of Membership Interests**. (a) No Member may Assign all or any part of such Member's Membership Interest in the Company to any Person who is not then a Member unless the Managers have consented thereto in writing, which consent may be withheld in the sole discretion of the Managers, and an Assignee will not become a Substituted Member without such consent. Any Substituted Member admitted to the Company with the consent of the Managers will succeed to all rights and be subject to all the obligations of the Assigning Member with respect to the Membership Interest to which the Assignee Member was substituted. (Notwithstanding anything to the contrary in the foregoing, Lilliana Lovell shall have the sole discretion to determine whether a Member may Assign any Class B Units.)

(b) Without limiting the generality of the Managers' ability under Section 8.3(a) to withhold consent to an Assignment by a Member, the Managers shall not consent to any such Assignment unless all of the following conditions are satisfied:

(i) such Assignor Member furnishes evidence satisfactory to the Managers or the Managers otherwise are satisfied that:

(A) the Assignment would not affect the Company's existence or qualification as a limited liability company under the Act or under any other law or regulation that is applicable to the Company; and

(B) the Assignment would not have adverse income tax consequences to the Company or any Member;

(ii) in the opinion of counsel to the Company (which opinion may be waived in whole or in part by the Managers), such Assignment would not subject the Company or the Members to any additional regulatory requirements, result in the violation of any law or regulation that is or might be applicable to the Company or the Members or otherwise materially and adversely affect the interests of the Company or the Members, as such; and

(iii) the Assignee executes and delivers a counterpart of this Agreement.

(c) The Assignor and Assignee will be jointly and severally obligated to reimburse the Company for all reasonable expenses (including legal fees) in connection with any Assignment or proposed Assignment of a Member's Membership Interest. As a condition to any Assignment of a Membership Interest in the Company, the Assignor and the Assignee shall provide such legal opinions and documentation as the Managers shall reasonably request.

8.4 <u>No Resignation, Withdrawal or Borrowing</u>. Except as otherwise provided in this Agreement, no Member may (a) withdraw as a Member of the Company, (b) be required to withdraw as a Member or (c) borrow or withdraw any portion of such Member's Capital Contribution or Capital Account from the Company.

8.5 <u>Additional Members</u>. At any time and from time to time after the Effective Date, the Managers may cause the Company to admit one or more Persons as Additional Members. The terms of any such Additional Member's admission, including whether such Person shall be a Class A Member or a Class B Member, such Person's Capital Contribution, and Percentage Interest, shall be determined by the Managers, provided, however, that no Person shall be admitted as a Class B Member who paid less per point of Percentage Interest than any Class B Members who purchased Class B Units in the Offering ("Existing Class B Members") unless such Existing Class B Members shall have the first opportunity for a period of 15 days to purchase such additional Class B Units at such lesser price on a pro-rata basis to their Percentage Interests.

8.6 <u>Meetings of the Members</u>.

(a) The Members may hold their meetings in such place or places in the State of New York or outside the State of New York as they shall determine from time to time. Members may vote only on those matters specified in Section 7.1(e).

(b) Special meetings of the Members shall be held whenever called by direction of the Managers, or by any two Members. Notice of the day, hour and place of holding of each special meeting shall be given by mailing the same at least three days before the meeting or by causing the same to be transmitted by telegraph, facsimile, cable or wireless at least one day before the meeting to each Member. Unless otherwise indicated in the notice thereof, any and all business may be transacted at any special meeting. At any meeting at which every Member shall be present, even though without any notice, any business may be transacted.

(c) Members whose aggregate Percentage Interests constitute not less than a Majority in Interest of each Class shall constitute a quorum for the transaction of business. If at any meeting of the Members there is less than a quorum present, a majority of those present may adjourn the meeting from time to time.

(d) The Members may participate in a meeting thereof by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation shall constitute presence in person at such meeting.

(e) Any action required or permitted to be taken at any meeting of the Members may be taken without a meeting if all Members consent thereto in writing and the writing or writings are filed with the minutes of proceedings of the Members.

(f) Notwithstanding the foregoing, Class A Members shall be entitled to vote solely on those items specified in Section 7.1(e).

8.7 Further Assurances. The Members shall from time to time execute or cause to be executed all other documents or cause to be done all filing, recording, publishing or other acts as may be necessary or desirable to comply with the requirements for the operation of a limited liability company under the laws of the State of New York and all other jurisdictions in which the Company may from time to time conduct business.

8.8 No Acquisition of Membership Interests by the Company. Except as expressly contemplated in this Agreement, without the prior written consent of the Managers, the Company shall not acquire, by purchase, redemption or otherwise, all or any part of the Membership Interest of any Member in the Company.

8.9 Death Dissolution, Insanity, Bankruptcy, Resignation, Retirement, Expulsion or Withdrawal of a Member. The death, dissolution, adjudication of insanity, Bankruptcy, retirement, resignation, expulsion or withdrawal of any Member shall not dissolve the Company.

8.10 Confidential Information. The Managers shall have the right, in their discretion, to keep confidential from one or more of the Members, for such period of time as they deem reasonable, any information that they reasonably believe to be in the nature of trade secrets or other information (a) the disclosure of which the Managers in good faith believes is not in the best interest of the Company or could damage the Company or the Company Business or (b) that the Company is required by law or agreement with a third party to keep confidential. Each Member agrees to hold all information and documents, whether rewritten or oral, (the "Information") received from the Company in the strictest confidence and will not at any time or in any manner, either directly or indirectly, use any Information for such Member's own benefit, or divulge, disclose, or communicate in any manner any Information to any third party without the prior written consent of the Company. Each Member will protect the Information and treat it as strictly confidential. If it appears that a Member has disclosed (or has threatened to disclose) Information in violation of this Agreement, the Company shall be entitled to an injunction to restrain such Member from disclosing, in whole or in part, such Information, or from providing any services to any party to whom such Information has been disclosed or may be disclosed. The Company shall not be prohibited by this provision from pursuing other remedies, including a claim for losses and damages.

8.11 Transfer of Interest. In the event that a Member shall transfer such Member's Membership Interest in accordance with this Agreement, all allocations and distributions after the effective date of such transfer shall be based on the assumption that the

Membership Interest that has been transferred (including a proportionate interest in a Member's Capital Contributions) had been owned since the effective date by the transferee.

ARTICLE 9

ACCOUNTS

9.1 **Books**. The Managers shall maintain or cause to be maintained complete and accurate books of account of the Company's affairs at the Company's principal office, including a list of the names and addresses of all Members and the aggregate Capital Contributions of each Member. Each Member shall have the right to inspect the Company's books and records at any reasonable time upon advance written request to the Company. All financial statements of the Company shall be prepared in accordance with generally accepted accounting practices.

9.2 **Reports, Returns and Audits**. The Managers shall furnish or shall cause to be furnished to each Member:

(a) within ninety (90) days after the end of each calendar year, an Internal Revenue Service Schedule K-1 with respect to such Member or as soon thereafter as practicable; and

(b) within one hundred twenty (120) days after the end of each fiscal year of the Company, a consolidated balance sheet of the Company as at the end of such year and statements of income and cash flow of the Company for such year or as soon thereafter as practicable.

9.3 **Fiscal Year**. The fiscal year of the Company for both financial reporting and tax purposes shall be the calendar year.

9.4 **Tax Matters**.

(a) Lilliana Lovell shall be the "tax matters partner" for purposes of Code Section 6231(a)(7).

(b) The Managers shall not elect to have the Company treated as an association taxable as a corporation, for federal or state tax purposes. The Managers shall have the sole authority to determine whether and how to make any and all tax elections under the Code, including Code Section 754. The Managers shall cause to be prepared and filed on a timely basis all federal, state and local information tax returns required of the Company.

9.5 **Bank Accounts**. All funds of the Company shall be deposited in its name in an account or accounts maintained with such bank or banks selected by the Managers. The funds of the Company shall not be commingled with the funds of any other Person. Checks shall be drawn upon the Company account or accounts only for the purposes of the Company and shall be signed by authorized officers of the Company or the Managers.

9.6 Other Information. The officers of the Company and the Managers may release such information concerning the operations of the Company to such sources as is customary in the industry or required by law or regulation or by order of any regulatory body. For the term of the Company and for a period of four years thereafter, the Managers shall cause to be maintained and preserved all books of account and other relevant documents.

ARTICLE 10

VALUATION OF ASSETS

For purposes of this Agreement, the "Fair Market Value" of any asset of the Company or of the Company Business shall be determined by the Managers, who may in their discretion engage any Person selected by them to perform an appraisal to determine the Fair Market Value of any Company asset or of the Company Business.

ARTICLE 11

DISSOLUTION OF THE COMPANY

11.1 Dissolution. Subject to the Act, the Company shall be dissolved and its affairs shall be wound up upon the earlier to occur of:

(a) the written consent of a Majority in Interest of the Class B Members and the Class A Members, voting separately, to dissolve the Company; or

(b) the sale or distribution by the Company of all or substantially all of its assets.

11.2 Liquidation of Company Interests.

(a) Liquidation. Upon dissolution, the Company shall be liquidated in an orderly manner. The Managers shall serve as the liquidators to wind up the affairs of the Company pursuant to this Agreement, provided that if there is no Manager, a Majority in Interest of the then remaining Members shall select a Person or Persons to serve as liquidator. The Person or Persons who act as the liquidator under this Section 11.2 are referred to herein as the "Liquidator".

(b) Liquidation Procedure. Promptly following dissolution, the Liquidator shall within a reasonable period of time cause the Company's assets and properties to be liquidated for cash in an orderly and businesslike manner so as not to involve undue sacrifice (which liquidation shall not involve any material sale or disposition of assets or properties of the Company to any Member or any Affiliate of a Member unless, in any such case, such sale or disposition is on terms that are no less favorable to the Company than would be reasonably available in an arms' length transaction).

(c) Distributions Upon Dissolution. Upon dissolution of the Company and liquidation of its assets and properties as set forth above, all proceeds arising from such liquidation shall be distributed or used as follows and in the following order of priority after giving effect to all contributions, distributions and allocations for all periods (which order shall be without prejudice to the liability of the Members to creditors of the Company under the Act in the event of the insolvency of the Company):

(i) for the payment of the Company's liabilities and obligations to its creditors other than Members, and the expenses of liquidation;

(ii) for the payment of the Company's liabilities and obligations to its creditors who are also Members;

(iii) to the setting up of any reserves that the Liquidator may deem reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company; and

(iv) to the Members in proportion to their respective positive Capital Accounts balances.

11.3 <u>Compliance with timing requirements of Treasury Regulations</u>. In the event the Company is "liquidated" within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(g), distributions shall be made pursuant to this Article 11 to the Members who have positive Capital Accounts in compliance with Regulations Section 1.704-1(b)(2)(ii)(b)(2). In the discretion of the Liquidator, a pro rata portion of the distributions that would otherwise be made to the Members pursuant to Article 11 may be withheld to provide a reasonable reserve for Company liabilities, contingent or otherwise, provided that such withheld amounts are distributed to the Members as soon as practicable.

11.4 <u>Deemed contribution and distribution</u>. Notwithstanding any other provision of this Article 11, in the event the Company is liquidated within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(g) but none of the events set forth in Section 11.1 shall have occurred, the Company shall not be liquidated. Instead, solely for tax purposes, the Company shall be deemed to have contributed all of its assets and liabilities to a new limited liability company in exchange for an interest in such new company and, immediately thereafter, the Company will be deemed to liquidate by distributing interests in the new limited liability company to the Members.

11.5 <u>Liability for Return of Capital Contributions</u>. Each Member, by its execution of this Agreement, agrees that liability for the return of such Member's Capital Contribution is limited to the Company's assets and, in the event of an insufficiency of such assets to return the amount of its Capital Contribution, hereby waives any and all claims whatsoever, including any claim for additional contributions that such Member might otherwise have, against the Company or any of its agents or representatives (in each case in the absence of conviction of fraud or willful misconduct and a judicial determination that such insufficiency was caused by such fraud or willful misconduct) by reason thereof. Each Member shall look solely to the assets of the Company for all distributions with respect to the Company and such Member's Capital Contribution thereto, and shall have no recourse therefor (upon dissolution or otherwise) against the Company or any of its agents or representatives.

ARTICLE 12

AMENDMENTS

This Agreement may be amended with (but only with) the written consent of a Majority in Interest of the Class B Members and the Class A Members, voting separately. The Managers shall send each Member a copy of any amendment adopted pursuant to this Article 12.

ARTICLE 13

NOTICES

All notices, requests, demands, claims and other communications hereunder shall be in writing and shall be deemed duly given or made (a) when personally delivered to the intended recipient (or an officer of the intended recipient) or when sent by telecopy or facsimile followed by the mailing of a copy as set forth in clause (b) or (c) below; (b) on the business day after the date sent when sent by national recognized overnight courier service; or (c) four (4) business days after it is sent by registered or certified mail, return receipt requested, postage prepaid if to the Company, to its address set forth in Section 2.4, and if to any Member, to the address set forth in the register of Members. Any party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other parties notice in the manner herein set forth.

ARTICLE 14

MISCELLANEOUS

14.1 **Entire Agreement**. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof, and supersedes any prior agreement or understanding among the parties hereto with respect to the subject matter hereof.

14.2 **Governing Law**. This Agreement shall be construed in accordance with and governed by the internal laws of the State of New York, without regard to principles of conflicts of law.

14.3 **Binding Effect**. Except as otherwise provided herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective legal representatives, heirs, successors and permitted assigns.

14.4 **Counterparts**. This Agreement may be executed either directly or by an attorney-in-fact, in any number of counterparts of the signature pages, each of which shall be considered an original and all of which together shall constitute one instrument.

14.5 **Separability**. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

14.6 Headings. The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

14.7 Gender and Number. Whenever required by the context hereof, all pronouns and any variations thereof will be deemed to refer to the masculine, feminine and neuter, singular and plural.

14.8 Waiver of Partition. Each Member hereby irrevocably waives, during the term of the Company, any right that it may have to maintain any action for partition with respect to any Company property.

14.9 No Third Party Beneficiaries. Nothing in this Agreement is intended to, or will, create any rights to any party other than a party that is a signatory hereto or who becomes a Substituted Member pursuant to Section 8.3 or an Additional Member pursuant to Section 8.5 hereof.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as their act and deed, either directly or by an attorney-in-fact, to be effective as of the day and year first above written.

CLASS A MEMBER:

____

Lilliana Lovell

CLASS A MEMBER:

____

Nick Stagliano

EXHIBIT 12

COHEN & CZARNIK LLP
140 Broadway
36th Floor
New York, New York 10005

May 7, 2007

NAZZ PRODUCTIONS INC.
214 Sullivan Street
Suite 2C
New York, New York 10012

Re: Registration Statement on Form 1-A

Ladies and Gentlemen:

We have acted as special counsel to NAZZ PRODUCTIONS INC., a statement on Form 1-A (the "Registration Statement") filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, relating to the offering by the Company of an aggregate of 11,000,000 shares of common stock, par value $0.0001 per share, of the Company (the "Shares").

In connection with the foregoing, we have examined originals or copies, satisfactory to us, of all such corporate records and of all such agreements, certificates and other documents as we have deemed relevant and necessary as a basis for the opinion hereinafter expressed. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity with the original documents of all documents submitted to us as copies. As to any facts material to such opinion, we have, without independent investigation, relied on certificates of public officials and certificates of officers or other representatives of the Company.

Based upon the foregoing and subject to the other limitations set forth herein, we are of the opinion that the Shares to be offered and sold pursuant to the Registration Statement will be validly issued, fully paid and non-assessable upon issuance pursuant to the terms of the Registration Statement.

We hereby express no opinion with respect to the laws of any jurisdiction other than the federal laws of the United States, the laws of the State of New York and the laws of the State of Pennsylvania, including its Constitution, statutes, including the rules and regulations underlying those provisions, and all applicable judicial and regulatory determinations.

We assume no obligation to advise you of any changes to this opinion which may come to our attention after the date hereof. This opinion may not be relied upon or furnished to any other person except the addressee hereof and any purchasers of the Shares offered pursuant to the Registration Statement without the express written consent of this firm.

Very truly yours,

/s/

Cohen & Czarnik LLP

END